2025

Notice of Annual Meeting of Shareholders and Proxy Statement



How to Vote





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Our Vision

Responsibly lead the transition of adult smokers to a smoke-free future.

Today, we are ***Moving Beyond Smoking™***, working to transform our business and our industry by taking action to transition millions of adult smokers away from cigarettes to potentially less harmful alternatives.

While we are working with urgency to achieve our Vision, we are also pursuing new opportunities for long-term, sustainable growth. We believe the capabilities we have built over decades of leadership in the nicotine space equip us to excel in other categories as well. As we pursue new avenues for growth, we will build from our strengths and be guided by our Purpose.

Our Purpose

Elevating the Everyday — one moment at a time

Tobacco products play an important role in the everyday lives of our adult tobacco consumers. They use tobacco products to provide a break, enhance a social moment with friends, reward themselves or offer a moment of indulgence. These everyday moments are easily overlooked, but they matter, and today our tobacco businesses are elevating them by:

- Offering high quality, satisfying experiences that meet the moment.
- Creating meaningful, personalized connections through our companies' premium brands.
- Offering nicotine satisfaction with less social friction.
- Providing smoke-free alternatives with the potential to reduce risk.
- Maintaining responsibility as the bedrock of our businesses.
- Helping those who wish to quit using tobacco be more successful.

As we look to the future, we believe our Purpose will lead us to new opportunities that build from these strengths. There are many everyday moments waiting to be elevated, and they are not unique to adult tobacco consumers. We all have times throughout the day when we are looking to relax, focus, elevate our energy or relieve stress. Our Purpose will guide us as we pursue new opportunities – beyond nicotine and with a broader adult consumer base.



Altria
6601 West Broad Street
Richmond, Virginia 23230

A LETTER FROM OUR CHIEF EXECUTIVE OFFICER
William F. Gifford, Jr.

Dear Fellow Shareholder:

I am pleased to invite you to join us at the 2025 Annual Meeting of Shareholders of Altria Group, Inc. to be held on Thursday, May 15, 2025 at 9:00 a.m., Eastern Time.

We will hold the meeting via live webcast. We believe the virtual format enhances the ability of shareholders to attend the meeting. During the meeting, shareholders will be able to vote their shares electronically and will have an opportunity to ask questions. In addition, we will post a webcast replay to our website at www.altria.com under Investor Relations following the meeting. For more information on the meeting, including details on how to attend, see "Instructions for the Annual Meeting" on page 73 of this Proxy Statement.

At this year's meeting, we will vote on the election of 11 directors, the ratification of the selection of PricewaterhouseCoopers LLP as Altria's independent registered public accounting firm and the approval of two compensation plans. We will also conduct a non-binding advisory vote on the compensation of Altria's named executive officers.

Your vote is very important. I encourage you to use internet, telephone or mobile device voting prior to the meeting or complete, sign and return your proxy card or voting instruction form so that your shares will be represented and voted at the meeting even if you cannot attend.

Sincerely,

William F. Gifford, Jr.

William F. Gifford, Jr.
Chief Executive Officer

For further information about the 2025 Annual Meeting, please call 1-804-484-8838.



A LETTER FROM OUR BOARD OF DIRECTORS

Dear Fellow Shareholder:

We take great pride in serving as Altria's Board of Directors ("Board" or "Board of Directors") and remain focused on Altria's long-term success and the opportunity to shape a better future for adult tobacco consumers, our employees, shareholders and society.

Through our oversight of broad corporate policies and strategic initiatives, we support management in the pursuit of our Vision to "*Responsibly lead the transition of adult smokers to a smoke-free future.*" We are proud of the continued progress toward our Vision in 2024, and we share management's conviction that the tobacco harm reduction opportunity remains in front of us and that we have the right strategies to make it a reality.

We also share management's objective of returning cash to shareholders, and we are pleased to have raised the regular quarterly dividend for the 59th time in the past 55 years while successfully navigating the challenges of a dynamic business environment.

In discharging our responsibilities, we actively oversee Altria's corporate responsibility efforts. We encourage you to read more about Altria's corporate responsibility initiatives and progress in the various reports available at www.altria.com under Responsibility.

We thank you for your investment in Altria and your support for the Board.

Sincerely,

Your Board of Directors

Kathryn B. McQuade (Chair)

Ian L.T. Clarke

Marjorie M. Connelly

R. Matt Davis

William F. Gifford, Jr.

Debra J. Kelly-Ennis

George Muñoz

Virginia E. Shanks

Richard S. Stoddart

Ellen R. Strahlman

M. Max Yzaguirre

Notice of 2025 Annual Meeting of Shareholders

 **Date and Time**
Thursday, May 15, 2025 at 9:00 a.m., Eastern Time.

 **Virtual Meeting Site**
Shareholders may attend virtually at www.virtualshareholdermeeting.com/ALTRIA2025.

 **Record Date**
You are entitled to vote if you were a shareholder of record at the close of business on March 25, 2025.

Items of Business	Board Recommendation	Read More
Proposal 1 To elect as directors the 11 nominees named in the accompanying Proxy Statement.	**FOR** each nominee	Page 17
Proposal 2 To ratify the selection of PricewaterhouseCoopers LLP as Altria's independent registered public accounting firm for the fiscal year ending December 31, 2025.	**FOR**	Page 25
Proposal 3 To hold a non-binding advisory vote to approve the compensation of Altria's named executive officers.	**FOR**	Page 62
Proposal 4 To approve the 2025 Performance Incentive Plan.	**FOR**	Page 63
Proposal 5 To approve the 2025 Stock Compensation Plan for Non-Employee Directors.	**FOR**	Page 68

Shareholders will also act on other business that properly comes before the meeting, if any.

Attending the Meeting - For instructions on attending the meeting, please see "Instructions for the Annual Meeting" on page 73 of this Proxy Statement.

2024 Annual Report - A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 ("2024 Form 10-K") accompanies this Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 15, 2025:

Altria's Notice of Annual Meeting, Proxy Statement and 2024 Form 10-K are available, free of charge, at www.altria.com. This Notice, the Proxy Statement and the proxy card are first being made available or mailed to shareholders on or about April 3, 2025.

Under the U.S. Securities and Exchange Commission ("SEC") rule that allows companies to furnish proxy materials to their shareholders over the Internet, we mail to many shareholders a Notice of Internet Availability of Proxy Materials rather than a paper copy of this Proxy Statement and our 2024 Form 10-K. We believe this expedites shareholders receiving proxy materials, lowers costs and conserves natural resources. The Notice of Internet Availability of Proxy Materials explains how to access the proxy materials online, vote online and obtain a paper copy of our proxy materials.

By Order of the Board of Directors of Altria Group, Inc.,

W. Hildebrandt Surgner, Jr.
Vice President, Corporate Secretary and Associate General Counsel
April 3, 2025
Richmond, Virginia

Table of Contents

Certain statements in this Proxy Statement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, expectations and projections, and are not guarantees of future performance. They are based on management's beliefs, projections or expectations that involve a number of risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. For factors that could cause actual results to differ from expected results, see the risks and uncertainties described in our publicly filed reports, including our 2024 Form 10-K. Forward-looking statements in this Proxy Statement speak only as of the date of this Proxy Statement. We undertake no obligation to publicly update or revise any forward-looking statement in this Proxy Statement.

Information on, or that can be accessed through, our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

Proxy Statement Summary

This summary highlights information about Altria Group, Inc. ("Altria," "we," "our" or "us") and selected information contained elsewhere in this proxy statement ("Proxy Statement"), which has been prepared in connection with Altria's 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting" or the "meeting"). This summary does not contain all the information that you should consider in voting your shares. Please review the entire Proxy Statement carefully before voting. We also encourage you to read our 2024 Form 10-K before voting.

Altria Overview

Our Vision

We have a long history of leadership in the tobacco industry. Today, millions of U.S. adult smokers seek less harmful alternatives to cigarettes and about half of adult tobacco consumers are interested in innovative tobacco products, and their preferences are evolving rapidly. Our Vision is to "***Responsibly lead the transition of adult smokers to a smoke-free future***" ("Vision"). This Vision drives our focus on *Moving Beyond Smoking*™ to transition millions of adult smokers away from cigarettes to potentially less harmful choices – believing it is a substantial opportunity for adult tobacco consumers, our businesses and society. To help achieve our Vision, we are working to create the conditions for tobacco harm reduction to succeed through external engagement, science and advocacy.

Our Corporate Profile

We have a leading portfolio of tobacco products for U.S. adult tobacco consumers that are manufactured and marketed by our operating company subsidiaries:

- **Philip Morris USA Inc. ("PM USA")**, the manufacturer of *Marlboro* cigarettes;
- **John Middleton Co.**, the manufacturer of *Black & Mild* cigars;
- **U.S. Smokeless Tobacco Company LLC ("USSTC")**, the manufacturer of *Copenhagen* and *Skoal* moist smokeless tobacco products;
- **Helix Innovations LLC ("Helix")**, the manufacturer of *on!* oral nicotine pouches; and
- **NJOY, LLC ("NJOY")**, the manufacturer of *NJOY* e-vapor products.

Additionally, we own a majority interest in Horizon Innovations LLC ("Horizon"), a joint venture with JTI (US) Holdings, Inc. ("JTI"), a subsidiary of Japan Tobacco Inc., which is responsible for the U.S. marketing and commercialization of heated tobacco stick products owned by either party.

Our equity investments include Anheuser-Busch InBev SA/NV ("ABI"), the world's largest brewer, and Cronos Group Inc. ("Cronos"), a leading Canadian cannabinoid company.

Our 2028 Enterprise Goals

Our 2028 Enterprise Goals demonstrate our aspiration to continue to lead in the U.S. tobacco space, maintain strong operating margins, generate earnings growth, steadily grow our dividend and maintain a strong balance sheet.

Corporate:

- Deliver a mid-single digits adjusted diluted earnings per share ("EPS") compounded annual growth rate in 2028 from a $4.84 base in 2022.[1]
- A progressive dividend goal targeting mid-single digits dividend per share growth annually through 2028.[2]
- Target a debt-to-consolidated EBITDA[3] ratio of approximately 2.0x.
- Maintain our leadership position in the U.S. tobacco space.
- Maintain a total adjusted operating companies income[1] ("OCI") margin of at least 60% in each year through 2028.

[1] Adjusted diluted EPS and adjusted OCI are financial measures that are not required by, or calculated in accordance with, United States generally accepted accounting principles ("GAAP"). See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Future dividend payments remain subject to the discretion of our Board of Directors.

[3] Earnings before interest, taxes, depreciation and amortization, as defined in our senior unsecured revolving credit agreement.

U.S. Smoke-Free Portfolio:

Continued growth of the illicit e-vapor market and insufficient enforcement action have made the operating environment challenging for our businesses, which adhere to federal regulations. We believe this dynamic compromises our ability to achieve our smoke-free volume and revenue goals, so we are reassessing them and anticipate providing updated smoke-free goals when we have more clarity on how the legitimate e-vapor market may evolve. In the meantime, we remain steadfast in our commitment to our Vision and to building a portfolio of U.S. Food and Drug Administration ("FDA")-authorized smoke-free products for adult smokers and adult tobacco consumers currently using smoke-free products.

Long-Term Growth:

- Compete internationally in the top innovative oral tobacco markets and develop a pathway to participate in heated tobacco and e-vapor markets.
- Enter non-nicotine categories with broad commercial distribution of at least five products by 2028.

2024 Business Highlights

2024 was a pivotal year for Altria, headlined by meaningful progress toward our Vision, strong financial results and significant cash returns to shareholders. Our companies' premium brands and talented teams enabled our core tobacco businesses to deliver solid income growth and margin expansion, while we strategically invested in our future.

Smoke-Free Portfolio

- In e-vapor, NJOY received the first and only marketing granted orders from the FDA for menthol e-vapor products and submitted applications to the FDA for *NJOY ACE 2.0*, a new device that incorporates access restriction technology designed to prevent underage use. NJOY performed well during our first full year of ownership, growing consumables volume to 46.6 million units and retail share of consumables in the U.S. multi-outlet and convenience channel to 5.5% for the full year. To enable these results, NJOY expanded distribution of *NJOY ACE* to over 100,000 stores, secured premium positioning at retail in more than 80% of contracted stores through its first trade program and introduced a new brand equity campaign with impactful consumer messaging.

- While we were encouraged by NJOY's progress, it faced challenges from JUUL Labs, Inc.'s ("JUUL") patent claims that could result in *NJOY ACE's* removal from the market while NJOY pursues potential paths to minimize disruptions.

- Helix made significant progress with *on!* in the U.S., growing volume and market share, strategically reducing promotional spending to increase retail price and growing volume to 160 million cans, an increase of more than 40% versus the prior year. *on!* retail share momentum also continued as the brand reached 8.3% of the total U.S. oral tobacco category. In addition, Helix submitted applications to the FDA for its innovative *on! PLUS* oral nicotine pouch products.

- In 2023, Helix established a goal to achieve profitability in 2025. Helix achieved profitability in the fourth quarter of 2024, ahead of its goal.

- We continued preparations to commercialize *Ploom* heated tobacco stick products in the U.S. through Horizon, and we commenced a small-scale test launch of *SWIC*, our internally developed heated tobacco capsule product, through e-commerce in Great Britain.

Financial Highlights

- Our reported diluted EPS increased 43.1% to $6.54, primarily driven by the gain on the assignment of the *IQOS Tobacco Heating System* commercialization rights to Philip Morris International Inc. ("PMI"), favorable income tax items, fewer shares outstanding, 2023 charges related to our former investment in JUUL, and lower tobacco and health and certain other litigation items. These items were partially offset by lower reported OCI and higher costs associated with our 2023 acquisition of NJOY.

- Our adjusted diluted EPS grew 3.4% to $5.12 primarily driven by fewer shares outstanding and a lower adjusted tax rate, partially offset by lower adjusted OCI.[1]

- We returned over $10.2 billion in cash to shareholders in 2024 through dividends and share repurchases. In August 2024, our Board of Directors raised the regular quarterly dividend for the 59th time in the past 55 years. Our annualized dividend per share was $4.08 as of December 31, 2024.

[1] Adjusted diluted EPS and adjusted OCI are financial measures that are not required by, or calculated in accordance with, GAAP. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

OCI



Smokeable Adjusted OCI [1]
($ in millions)

2022	2023	2024
$10,726	$10,710	$10,922

Oral Tobacco Adjusted OCI [1]
($ in millions)

2022	2023	2024
$1,632	$1,722	$1,811

Returns to Shareholders



Adjusted Diluted EPS [1]

2022	2023	2024
$4.84	$4.95	$5.12



Total Cash Returned
($ in millions)

	2022	2023	2024
Total	$8,424	$7,779	$10,245
Share Repurchases	$1,825	$1,000	$3,400
Dividends	$6,599	$6,779	$6,845

■ Dividends ■ Share Repurchases

[1] Adjusted OCI and adjusted diluted EPS are financial measures that are not required by, or calculated in accordance with, GAAP. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

Corporate Responsibility

We believe our responsibility priorities and results have been important contributors to our industry leadership for many years. Our decision to place "responsibly" at the forefront of our Vision signifies our ongoing commitment to corporate responsibility.

Our Responsibility Focus Areas

In 2020, we conducted a comprehensive, formal responsibility materiality assessment to identify environmental, social and governance ("ESG") issues that are important to our long-term sustainability and success. Through the materiality assessment, we identified six responsibility focus areas and set goals through 2025 to measure our progress. We highlight below recent accomplishments in each of the focus areas.

Our responsibility focus areas are integrated into enterprise planning, strategies and initiatives. Focus area-aligned steering committees, each led by senior executives, are accountable for the strategic alignment of initiatives and investments, outcomes and driving progress toward our responsibility goals. These committees convene periodically throughout the year and are comprised of leaders from accountable functions, including subject matter experts.

2024 Highlights

Engage & Lead Responsibly	- Completed an Equity and Civil Rights Assessment ("Assessment") in response to a shareholder proposal requesting that we commission a civil rights equity audit, which received majority shareholder support in 2022. The Assessment was Altria-led and overseen by an external independent Advisory Review Board. In December 2024, we published the third-party assured report in the Investors section on www.altria.com. For further discussion of the Assessment, see "Altria's Equity and Civil Rights Assessment" beginning on page xi. - Ranked 3rd among the top 1,000 companies in the FTSE Russell Index by the Center for Political Accountability-Zicklin Index in terms of voluntary disclosures of our political spending. We were recognized as a "trendsetter" in this area for the ninth consecutive year. - Published our third annual Lobbying and Political Activity Transparency & Integrity Report ("Transparency Report"). This report offers a fulsome picture of our public policy and political activities, detailing our companies' related expenditures, legislative priorities, rationale for our government affairs participation, applicable policies, Board and management oversight and rigorous compliance system. - Continued to strengthen our internal ESG data governance infrastructure, including implementation of a new ESG data collection and auditing software system. - Implemented an Artificial Intelligence ("AI") Governance Framework, integrated generative AI into our existing Data Governance & AI Board to avoid bias and created an AI Council to oversee and strengthen our AI capabilities in alignment with business priorities.
Reduce Harm of Tobacco Products	- In addition to the "Smoke-Free Portfolio" business highlights on page iii, we engaged in the following activities to create the conditions for tobacco harm reduction to succeed: - advocated for more and faster FDA product authorizations to expand the legal market of smoke-free products for adult smokers seeking alternatives to cigarettes; and - engaged policymakers, regulators and other stakeholders to raise awareness about illicit e-vapor products that flagrantly violate and evade FDA rules and regulations, which we now estimate comprise more than 60% of the e-vapor category. - We believe these activities directly contributed to encouraging developments, including increased focus on illicit e-vapor products at the state and federal levels and activity by policy makers, regulators and others designed to stem the flow of these illegal products. - Led the industry in engaging with public health and medical professionals and policymakers to adopt harm reduction, not prohibition, as the proper framework for tobacco regulation in the U.S.

- Through studies in California, Washington, D.C. and New York, we demonstrated the overwhelming extent to which prohibitionist policies such as flavor bans contribute to large, illicit marketplaces.
- In 2024, QuitAssist.com had over 970,000 site visits, a nearly 4% increase from 2023, and over 120,000 outbound clicks to expert cessation support resources.
- Commissioned research to better understand the evolving needs of adult tobacco consumers who have decided to quit, including adult tobacco consumers who have lower quitting rates.

Prevent Underage Use	- Underage tobacco use continues to decline as reported in the 2024 Monitoring the Future study and the 2024 National Youth Tobacco Survey, which (i) estimated youth smoking rates to be 1.6%, a 94% reduction from its 1997 peak of 28.3%, (ii) recorded a significant decline in past 30-day e-vapor use among middle and high schoolers from its peak of 20% in 2019 to 5.9%, the lowest level in a decade, and (iii) indicated that all five U.S. Department of Health and Human Services' "Healthy People 2030" goals to reduce adolescent use of tobacco and nicotine products have been met or exceeded. - Continued to support laws raising the minimum legal age to purchase all tobacco products to 21, which have been enacted at the federal level and in 43 states, Washington, D.C. and Puerto Rico, representing 90% of the U.S. population. - Increased adoption of technology solutions at retail, such as implementing point-of-sale age validation technology ("AVT") in approximately 151,000 retail stores representing nearly 72.8% of stores serviced nationally by Altria Group Distribution Company ("AGDC"), our subsidiary that provides sales and distribution services to our domestic operating companies. - In connection with increased distribution of *NJOY ACE* to over 100,000 stores and NJOY's first trade program, NJOY launched a program to monitor the effects of increased distribution and retail positioning on underage use. The results of the program showed that expanded distribution and visibility has not resulted in increased underage purchases of NJOY products. - Continued to provide retailers industry-leading support, including through innovative point-of-sale AVT and retailer training and education, in our efforts to achieve an average FDA compliance rate of 90% to 95% among our retailers with respect to the FDA's retail compliance check inspections for violations of tobacco regulations and minimum age requirements. Introduced an Underage Access Prevention pledge for independent retailers, signing up more than 55,000 stores. FDA-reported violation data show a 14.7% violation rate for fiscal year 2024, down from 16.8% for the same period in fiscal year 2023. The violation rate in AVT stores was 10.9%, resulting in 89.1% compliance. - Granted nearly $24 million to positive youth development organizations.
Protect the Environment	- In 2023, we achieved essentially all of our 2030 environmental targets ahead of schedule, and we submitted revised 2030 greenhouse gas emissions targets to the Science Based Targets initiative ("SBTi") for validation. In October 2024, we established new SBTi-approved targets, including a 2050 target for net-zero emissions. - Engaged a cross-functional working group to monitor and prepare to comply with state-level extended producer responsibility laws. Work is underway to complete a comprehensive packaging assessment and engage with state-level regulatory bodies and producer responsibility organizations. - Continued to demonstrate environmental leadership with recognition from CDP, a non-profit organization that runs a global disclosure system on managing environmental impact, for addressing climate change (B), protecting water security (A-) and addressing the drivers of deforestation (B).

Drive Responsibility Through Our Value Chain	■ Deepened visibility of social and environmental responsibility within our supply chain:
	■ Leveraged a sustainability software program to gain deeper visibility into our suppliers' approach to environmental stewardship – including climate change, reducing deforestation and water security – along with social responsibility and corporate governance in their own operations and upstream supply chains. Engaged 48.5% of key direct and indirect suppliers through this platform.
	■ Achieved 100% U.S. contracted tobacco grower participation in the Good Agricultural Practices Connections Tobacco Certification program.
	■ Attained 100% global leaf supplier participation in the Sustainable Tobacco Program, an industry-wide initiative that seeks to enable agricultural supply chain due diligence and accelerate positive impacts on social and environmental footprints. Expanded program capabilities to include nicotine sourced for nicotine pouch production.
Support Our People & Communities	■ Achieved scores between 77 and 79 on our employee engagement index each quarter, which is two to four points above the relevant benchmark. The engagement index consists of two survey questions designed to understand how happy employees are working at their Altria company and whether they would recommend it as a great place to work.[1]
	■ Increased our annual inclusion index score by two points compared to 2023, from 79 to 81.
	■ Maintained pay equity across race and gender.
	■ Unadjusted:[2] Female employee salaries were 98.2% of male employee salaries. Employee of color salaries were 98.2% of white employee salaries.
	■ Adjusted:[3] Female employee salaries were 99.8% of male employee salaries. Employee of color salaries were 99.9% of white employee salaries.
	■ Engaged 56% of eligible employees in community activities through work, including volunteering, individual and group charitable giving and civic learning challenges.
	■ Contributed approximately $59.7 million to local and national non-profit organizations, with strategic giving focused in five areas as part of our 2021 – 2025 community impact plan: positive youth development and preventing underage use; employee giving, volunteering and civic action; workforce and economic equity; environment; and equitable and vibrant communities.

[1]   The score is a weighted average of all employee responses on a five-point scale. This data represents the response from salaried employees.

[2]   Calculated from pay data for employees performing same or similar duties, regardless of differentiating factors such as experience, performance and tenure.

[3]   Calculated after pay data is adjusted for factors generally considered to be legitimate differentiators of salary, such as experience, performance and tenure.

Our Corporate Responsibility and ESG Reporting

We acknowledge expectations for transparent, decision-useful disclosures of our progress toward our corporate responsibility and ESG goals and continue to enhance our ESG reporting through a robust process for data and disclosure review, substantiation and reporting.

Our Chief Executive Officer ("CEO") and senior management oversee our responsibility efforts. We engage with our Board on ESG strategy and issues, which are aligned with ESG expectations, at the Board level and through Board committees.

We publish reports on our website at www.altria.com under Responsibility throughout the year describing progress toward our goals in each of our responsibility focus areas.



Corporate Responsibility Reports and Progress Snapshots Published in 2024

- Engage & Lead Responsibly: 2023 Corporate Responsibility Progress Report
- Lobbying and Political Activity Transparency & Integrity Report
- Reduce Harm of Tobacco Products: 2023 Progress Snapshot
- Prevent Underage Use: 2023 Progress Snapshot
- Protect the Environment: 2023 Progress Snapshot
- Drive Responsibility Through Our Value Chain: 2023 Progress Snapshot
- Support Our People & Communities: 2023 Progress Snapshot
- Target Reset & Net-Zero Roadmap

We also disclose ESG data through Altria's ESG Data Tables, Task Force on Climate-related Financial Disclosures ("TCFD") Report 2020 – 2021 and TCFD Index, CDP, Sustainability Accounting Standards Board ("SASB") Tobacco Index, SASB Agricultural Products Index, Low-Carbon Transition Plan and Global Reporting Initiative Index, all of which are available on our website at www.altria.com under Responsibility.

Board Nominees

You are being asked to vote on the following 11 nominees for director. All directors are elected annually by a majority of the votes cast. More information about each director can be found under "Proposal 1 – Election of Directors" beginning on page 17.

Name and Principal Occupation	Age	Director Since	Independent	AC	CC	EC	FC	IC	NC
Ian L.T. Clarke — Retired Chief Financial Officer, Greater Toronto Airports Authority	64	2022	✔	■★			■		■
Marjorie M. Connelly — Retired Chief Operating Officer, Convergys Corporation	63	2021	✔	■★	■	■			■
R. Matt Davis — Retired President, North America, and Senior Vice President, Global Corporate Affairs, Dow Inc. and President, Driftwood Leadership, LLC	60	2021	✔		■			■	■
William F. Gifford, Jr. — Chief Executive Officer, Altria Group, Inc.	54	2020	✘			■			
Debra J. Kelly-Ennis — Retired President and Chief Executive Officer, Diageo Canada, Inc.	68	2013	✔	■		■		■	■
Kathryn B. McQuade [3] — Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited	68	2012	✔		■	■	■		
George Muñoz — Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz	73	2004	✔	■★	■	■	■		
Virginia E. Shanks — Retired Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.	64	2017	✔		■	■	■	■	
Richard S. Stoddart — Chair of Hasbro, Inc. and Former President and Chief Executive Officer of InnerWorkings, Inc.	62	2025	✔	■★				■	■
Ellen R. Strahlman — Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company	67	2020	✔	■		■		■	■
M. Max Yzaguirre — Retired Executive Chairman, Forbes Bros. Holdings, Ltd.	64	2022	✔		■		■	■	

Board Committee Membership [1][2]

[1]
AC Audit Committee
CC Compensation and Talent Development Committee
EC Executive Committee
FC Finance Committee
IC Innovation Committee
NC Nominating, Corporate Governance and Social Responsibility Committee
■ Chair ■ Member ★ Audit Committee Financial Expert

[2] At our Board's organizational meeting following the 2025 Annual Meeting, our Board plans to determine 2025-2026 committee assignments.

[3] Chair of our Board of Directors.

Composition and Diversity of Board Nominees

The composition of our Board nominees is as follows:

72.7% Diversity	Average Tenure: 6.7 Years	Average Age: 64.3 Years
Gender ■ ■ ■ ■	0-5 Years ■ ■ ■ ■ ■ ■ ■	≤60 Years ■ ■
Ethnicity ■ ■ ■	6-10 Years ■	61-65 Years ■ ■ ■ ■ ■
≥2 Diverse Characteristics ■	≥11 Years ■ ■ ■	66-70 Years ■ ■ ■
		≥71 Years ■

More information on the self-identified diversity demographics of our Board nominees can be found in the "Diversity and Demographic Background" chart on page 3.

Corporate Governance Highlights

Board Independence and Composition	Board Performance and Key Responsibilities
■ 10 of our 11 director nominees are independent ■ Six of our independent directors have been added since the beginning of 2020 ■ Separate Chair and CEO roles, with an independent Chair ■ All New York Stock Exchange ("NYSE") required Board committees consist solely of independent directors ■ Independent committee chairs ■ Executive sessions of independent directors at each meeting ■ Director retirement guidelines ■ Limitations on other public company board service ■ Board diversity from various perspectives	■ Attendance by each director then serving of at least 75% of Board and committee meetings in 2024 ■ 100% director attendance at our 2024 Annual Meeting of Shareholders ("2024 Annual Meeting") by directors who were then serving ■ Oversight of strategic plan development and execution ■ Oversight of key risk areas and risk management processes ■ Oversight of executive compensation, with assistance from an independent consultant ■ Participation in executive succession planning ■ Review of investor perspectives and engagement ■ Annual Board and committee self-evaluations ■ Oversight of human capital management and corporate culture initiatives ■ Oversight of ESG programs and activities, including stakeholder engagement ■ Oversight of public affairs activities
Shareholder Rights	**Policies, Programs and Guidelines**
■ Annual election of directors ■ Directors elected by majority voting, except in contested elections ■ Resignation policy for directors who fail to receive majority support in an uncontested election ■ One share, one-vote standard ■ Proxy access with market terms ■ No shareholder rights plan or "poison pill"	■ Comprehensive Code of Conduct, Code of Business Conduct and Ethics for Directors and Corporate Governance Guidelines ■ Policies consistent with the Investor Stewardship Group's Corporate Governance Principles ■ Robust political activity disclosure and compliance program ■ Extensive Corporate Responsibility Reports ■ Compensation "clawback" policies ■ Robust stock ownership and holding requirements for directors and executive officers ■ Policies prohibiting hedging and pledging of our shares by directors and executive officers ■ Comprehensive new director orientation and ongoing director education programs

Stakeholder Engagement

We value our stakeholders' perspectives on our businesses and engage with a broad range of stakeholders on a variety of matters.

Engaged with shareholders through:		**Examples of topics discussed:**
Investor conferences Individual investor meetings Annual shareholder meeting **Also engaged with the following stakeholders:** Regulators, policymakers, community leaders, financial institutions, public health groups, sustainability organizations, suppliers, trade partners, employees, consumers and industry groups		Business performance Company strategies Regulatory and legislative environment Public policy issues ESG Shareholder proposals Executive compensation Board composition

A variety of our executives participate in our stakeholder engagement efforts depending on the nature and topic of the engagement, including our CEO; Chief Financial Officer ("CFO"); General Counsel; Chief Human Resources Officer and Chief Compliance Officer ("CHRO & CCO"); Senior Vice President, Corporate Citizenship and Chief Sustainability Officer, Altria Client Services LLC ("ALCS"); Corporate Secretary and representatives from our Investor Relations, Regulatory Affairs, Government Affairs, Communications and Compensation and Benefits departments. From time to time, members of our Board of Directors also participate in engagement activities. We believe that these engagements provide us with a better understanding of our stakeholders' priorities and perspectives.

Altria's Equity and Civil Rights Assessment

At our 2022 Annual Meeting, a shareholder proposal requesting that our Board commission a civil rights equity audit was supported by over 62% of shares voting on the proposal. In January 2023, we issued a press release (which is available at www.altria.com under Investors) announcing that, as approved by our Board, we would conduct an Altria-led, stakeholder-informed and third-party assured Assessment in response to the shareholder proposal.

The Nominating, Corporate Governance and Social Responsibility Committee ("NCGSR Committee") reviewed our approach and methodology and monitored progress throughout the Assessment. We also engaged shareholders, including the proponents of the 2022 shareholder proposal, over the course of the Assessment and reported updates in our proxy statements for our 2023 and 2024 Annual Meetings. As reported previously, we formed an external Advisory Review Board comprised of five independent members who oversaw and provided guidance during the Assessment. The Assessment design took into consideration emerging practices for these types of assessments and audits, potential risks (including litigation risk) and potential benefits to Altria and our shareholders.

We published the final Assessment report ("Report") in December 2024, which is available on www.altria.com under Investors. We believe the Assessment identified opportunities to accelerate progress toward our 2025 Corporate Responsibility focus area goals while enhancing stakeholder alignment and transparency. The Report was assured by a third-party assurance firm and identifies the following conclusions and commitments based on the Assessment. We encourage shareholders to read the full Report to learn more.

Conclusions	**Our Commitments**
■ We believe our efforts to prevent underage use positively contribute to the overall reductions of youth tobacco use, and we recognize opportunities remain to support continued success – particularly as new tobacco products enter the market. ■ We believe our sales force presence and involvement at retail stores is correlated with positive results for underage access prevention and the availability to sell potentially reduced-harm tobacco products to adult consumers. However, our more limited presence at retail stores in more racially/ethnically diverse geographies may lead to unintended negative impacts.	■ Establish a formalized approach to equitable harm reduction at Altria ■ Enhance our smoke-free tobacco portfolio ■ Continue to advocate for adult tobacco consumers

Conclusions	Our Commitments
■ We believe our responsible marketing practices have been effective in preventing use of our tobacco companies' products among non-users and youth, and in preventing targeting toward specific tobacco user populations, including communities of color. ■ We believe we are not making enough progress on tobacco harm reduction, especially for adult smokers. ■ We believe achieving equitable tobacco harm reduction will take collaboration between many stakeholders, including trusted leaders in diverse communities and others.	■ Continue to advocate for the FDA and public health community to correct nicotine misperceptions ■ Integrate commitments identified in the Report into Altria's Corporate Responsibility focus areas and goals, measurement and transparent progress reporting

Executive Compensation Highlights

Executive Compensation Framework

In 2024, the total direct compensation of our executive officers named in the Summary Compensation Table on page 48 ("named executive officers" or "NEOs") consisted of the following elements:

	Form of Compensation	Performance Period	Award Criteria	Company Performance Alignment
Salary	Cash	Ongoing	Individual performance	
Annual Incentive	Cash	Annual	Company and individual performance	■ Adjusted diluted EPS growth ■ Adjusted discretionary cash flow ■ Total adjusted OCI ■ Strategic initiatives
Long-Term Incentive Awards / Cash	Cash	Three years; overlapping cycles	Company and individual performance	■ Adjusted diluted EPS growth ■ Cash conversion ■ Relative total shareholder return ("TSR") modifier ■ Strategic initiatives
Equity	Restricted Stock Units ("RSUs") / Performance Stock Units ("PSUs")	Ongoing for RSUs; three years for PSUs	Individual performance, advancement potential and criticality of talent with additional payment criteria for PSUs based on company performance	■ RSUs: Stock price appreciation ■ PSUs: Company performance (adjusted diluted EPS growth, cash conversion and relative TSR modifier) and stock price appreciation

We target for PSUs and our cash Long-Term Incentive Plan ("LTIP") together to deliver over 60% of our NEOs' target long-term incentives in performance-based forms. Our target long-term incentive mix is described under "Long-Term Incentive Compensation" on page 38.

Key Governance Features of Our Executive Compensation Program

The following summary highlights our commitment to executive compensation practices that are intended to align the interests of our executives and shareholders:

What We Do	What We Don't Do
✔ Pay for Performance A significant portion of our NEOs' compensation is at-risk variable compensation. Annual and long-term cash incentives and a significant portion of equity compensation are tied to performance measures. **✔ Multiple Performance Metrics** Variable compensation is based on more than one measure to balance incentives. **✔ Stock Holding and Ownership Requirements** All NEOs exceed our robust stock ownership requirements. **✔ "Clawback" Policies** Our policies provide for the adjustment or recovery of compensation in certain circumstances, including financial restatements and employee misconduct. **✔ Award Caps** All our variable compensation plans have caps on plan formulas. **✔ Below Average Share Utilization** We have below-average run rates for equity compensation, as compared to the companies in the S&P 500 Index and the S&P 500 Food, Beverage & Tobacco Index. **✔ Tally Sheets** Our Compensation and Talent Development Committee ("C&TD Committee") uses tally sheets when making individual compensation decisions for our NEOs. **✔ Confidentiality and Non-Compete Agreements** All our NEOs are subject to confidentiality and non-compete agreements.	**✘ No Excessive Perquisites** Perquisites represent less than 1% of our NEOs' compensation. **✘ No Single-Trigger Change in Control** Our shareholder-approved 2015 and 2020 Performance Incentive Plans (each, a "PIP") and the proposed 2025 PIP each include a double-trigger change in control provision. **✘ No Individual Supplemental Executive Retirement Plans** **✘ No Hedging or Pledging** We do not permit our NEOs to engage in hedging or pledging activities with respect to their Altria shares. **✘ No Employment Agreements** All our NEOs are employed at-will. **✘ No Tax Gross-Ups on Compensation** We do not pay tax gross-ups to our NEOs. **✘ No Share Recycling** **✘ No PSUs for Stock Ownership Requirements** We do not include unvested PSUs toward stock ownership requirements.

Board and Governance Matters

Our Board of Directors

Our Board currently consists of 11 directors. Directors are elected annually at each annual meeting to serve until the next annual meeting and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. With the exception of Mr. Stoddart who was elected as a director by our Board effective February 3, 2025, each of the nominees for director was elected by shareholders at the 2024 Annual Meeting. Biographical information and qualifications of the nominees for director are included under "Proposal 1 – Election of Directors" beginning on page 17.

Process for Nominating Directors

The NCGSR Committee works with our Board to determine the appropriate mix of characteristics, skills and experience for our Board. The NCGSR Committee has not established any specific minimum qualification standards for nominees to our Board. The NCGSR Committee evaluates each individual in the context of our Board as a whole, with the objective of recommending a group of directors who can best continue our success and represent shareholder interests through the exercise of sound judgment arising from its diversity of views and experience.

The NCGSR Committee is guided by our Corporate Governance Guidelines, which view diversity holistically and require that our Board and the NCGSR Committee consider, among other factors:

- whether the individual meets the applicable requirements for independence;
- the individual's general understanding of the various disciplines relevant to the success of a large publicly traded company in today's global business environment;
- the individual's understanding of our businesses and markets;
- the individual's skills, professional expertise and educational background; and
- other factors that promote diversity of views and experiences.

Identifying Director Candidates

In identifying potential candidates for Board membership, the NCGSR Committee relies on suggestions and recommendations from directors, shareholders, management and others, including, from time to time, executive search and board advisory firms. The NCGSR Committee does not distinguish between nominees recommended by shareholders and other nominees.

Mr. Stoddart was brought to the attention of the NCGSR Committee by one of our non-management directors.

Initial Review of Candidates

The NCGSR Committee considers many factors, including whether the individual will enhance the diversity of views and experiences available to our Board in its operations and in discharging its oversight responsibilities.

In addition, the NCGSR Committee considers whether our Board has specific needs for certain skills or attributes at a given time. Other criteria for Board membership, such as the extent of an individual's other commitments, are set forth in our Corporate Governance Guidelines.

Recommend Candidates to Our Board

The NCGSR Committee considers the candidate and makes its recommendation to our Board to nominate or appoint the candidate.

Additionally, in determining whether to recommend a current director for re-election, the NCGSR Committee considers the director's past attendance at meetings and participation in and contributions to the activities of our Board.

In-Depth Candidate Review

Potential candidates undergo a series of interviews, which include interviews with our Board Chair and our NCGSR Committee Chair, interviews with the NCGSR Committee and interviews with other members of our Board.

We conduct background and reference checks and evaluate independence.



Shareholders wishing to suggest candidates to the NCGSR Committee for consideration as directors must submit a written notice to our Corporate Secretary following the procedures set forth in this Proxy Statement under "Questions and Answers about Communications, Altria Documents and Shareholder Proposals/Nominations – How do I communicate with our Board of Directors?" on page 79. Our Amended and Restated By-Laws ("By-Laws") include the procedures that a shareholder must follow to nominate directors for election to our Board. These procedures are summarized under the same section in response to the question "How can a shareholder nominate a director or submit a proposal for next year's annual meeting?" on page 79.

Board Composition

We believe that our Board has a breadth of skills, experiences, tenures and demographic backgrounds that promotes effective oversight of our business strategies. Our Board is committed to reviewing periodically its composition with a view to maintaining an appropriate mix of these attributes as our businesses evolve. Our Board's composition represents a balanced approach to director tenure, allowing our Board to benefit from the institutional knowledge of longer-serving directors combined with the perspectives of newer directors.

The following chart is not intended to be an exhaustive list of each director's skills and experience, as each of them also contributes other important skills, expertise, experience and personal attributes.

	Clarke	Connelly	Davis	Gifford	Kelly-Ennis	McQuade	Muñoz	Shanks	Stoddart	Strahlman	Yzaguirre
Skills and Experience											
Consumer Products or Consumer Marketing - Our continued leadership in satisfying evolving adult tobacco consumers' preferences requires that we market our products effectively and responsibly.		■	■	■	■			■	■	■	
Industry - Experience in or with our industry and markets is important to understanding industry and market dynamics.				■					■		
Regulated Industries - We operate highly regulated businesses. To enhance Board oversight of regulatory compliance and engagement, we include directors with experience in regulated industries.	■	■	■	■	■	■		■		■	■
Chief Executive Officer Experience - Directors who serve or have served as a chief executive (including chief executive of a significant business unit) bring leadership experience in various areas such as strategic planning, financial oversight, executive succession planning and compensation, human capital management, compliance and risk management.			■	■	■		■		■		■
Financial Expertise, including Chief Financial Officer Experience - Proficiency in finance and financial reporting processes helps our Board monitor and assess our performance, financial position and financial reporting.	■	■		■			■	■		■	■
Public Policy - Directors with public policy experience provide valuable insights as our businesses are subject to an array of federal, state and local laws and regulations and regularly engage with various external stakeholders.		■	■			■	■			■	■
Public Company Board Experience - Service on other public company boards promotes efficient and effective Board processes and provides insight into the corporate governance practices of other companies.	■	■		■	■	■	■	■	■	■	■
Leadership in Innovation - Directors with experience in innovation, biosciences, product development and consumer engagement promote effective oversight of product growth opportunities (including for reduced harm products), marketing strategies and capabilities, and other growth strategies.				■	■		■	■	■		■
Information Technology/Cybersecurity - Directors with experience in managing or overseeing the mitigation of technology risks enhance oversight of our cybersecurity risk management program.	■	■				■	■	■	■		■
Environmental, Social and Governance - We believe our ESG priorities, including our harm reduction efforts, are important to our long-term success. Directors with experience managing or overseeing ESG efforts provide effective oversight of our ESG strategies and initiatives.	■	■	■	■	■	■			■	■	■
International Business Experience - We believe success in markets outside the U.S. will accelerate our growth. Directors with global business experience enhance oversight of our international expansion strategies.		■	■	■	■		■	■	■	■	■

	Clarke	Connelly	Davis	Gifford	Kelly-Ennis	McQuade	Muñoz	Shanks	Stoddart	Strahlman	Yzaguirre
Diversity and Demographic Background											
Race/Ethnicity											
Black	■										
Hispanic or Latinx							■				■
White or Caucasian		■	■	■	■	■		■	■	■	
Gender and Other Diversity Characteristics											
Female		■			■	■		■		■	
Male	■		■	■			■		■		■
LGBTQ+		■									
Other											
Age	64	63	60	54	68	68	73	64	62	67	64
Tenure [1]	3	3	3	5	12	13	20	8	0	4	3

[1] Calculated from the date of initial election to the next full year of completed service prior to filing the Proxy Statement. For the first year of service, a partial year exceeding six months is rounded up.

Director Independence Determinations

Under the listing standards of the NYSE, our Board must consist of a majority of independent directors. In making independence determinations, our Board adheres to NYSE and SEC requirements and considers all relevant facts and circumstances. Our Board has also adopted categorical standards of director independence to further assist it in making these determinations. These standards are set forth in Annex A of our Corporate Governance Guidelines, which are available on our website at www.altria.com under About Altria.

On the recommendation of the NCGSR Committee, our Board affirmatively determined that each of the following nominees for director is independent in that such nominee has no material relationship with us: Ian L.T. Clarke, Marjorie M. Connelly, R. Matt Davis, Debra J. Kelly-Ennis, Kathryn B. McQuade, George Muñoz, Virginia E. Shanks, Richard S. Stoddart, Ellen R. Strahlman and M. Max Yzaguirre. In making its recommendation to our Board, the NCGSR Committee considered the following business relationships and transactions:

Business Relationships and Transactions Considered

Altria and our subsidiaries from time to time do business in the ordinary course on terms comparable to those provided to unrelated third parties with entities where Ms. Kelly-Ennis and Mr. Muñoz serve as non-executive directors or where immediate family members (as defined in our Policy on Related Person Transactions, which is discussed under "Related Person Transactions, Director Code and Code of Conduct" below) of Mr. Clarke and Ms. Connelly serve as a non-executive director or a non-executive employee. In each case, neither the director nor the immediate family member is responsible for, or involved in, the entity's day-to-day dealings with us, and the payments made by Altria and our subsidiaries to the entity in each of the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. None of Mr. Clarke, Ms. Connelly, Ms. Kelly-Ennis or Mr. Muñoz, or their respective family members, materially benefits directly or indirectly from the relationship.

The NCGSR Committee determined that the foregoing business relationships and transactions did not affect the independence of any of our directors.

We believe that corporate philanthropy furthers our corporate responsibility focus on supporting our people and communities, which includes investing to help make ongoing positive societal impact in priority areas that reflect the interests of our businesses, employees and communities. In making its recommendation to our Board, the NCGSR Committee also considered the following philanthropic relationships and transactions between Altria and our subsidiaries and various educational and other charitable entities.

Philanthropic Relationships and Transactions Considered

We make various grants and charitable contributions, including matching gifts under our Match Your Dollars Program, to entities where Ms. Connelly, Mr. Davis, Ms. Kelly-Ennis, Mr. Muñoz or Ms. Shanks or immediate family members of Ms. Connelly or Mr. Davis serve as non-executive directors or trustees. In each case, payments by us in each of the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues.

None of Ms. Connelly, Mr. Davis, Ms. Kelly-Ennis, Mr. Muñoz or Ms. Shanks, or their respective immediate family members, materially benefits directly or indirectly from these contributions.

The NCGSR Committee determined that the foregoing philanthropic relationships and transactions did not affect the independence of any of our directors.

Related Person Transactions, Director Code and Code of Conduct

Related Person Transaction Policy

Our Board has adopted a written Policy on Related Person Transactions that requires our directors, nominees for director and executive officers to provide advance notice to our Corporate Secretary in writing of any direct or indirect interest the individual or individual's immediate family members (collectively, "Related Persons") has or may have in a transaction in which Altria will be a participant. The written notice to our Corporate Secretary must include (i) the individual's interest in the transaction, (ii) the nature of Altria's participation in the transaction, (iii) the parties to the transaction, (iv) the purpose and timing of the transaction and (v) the approximate dollar value of the Related Person's interest in the transaction. Our Corporate Secretary must then evaluate whether the proposed transaction would constitute a Related Person Transaction under the policy. Subject to certain exceptions, the policy defines a "Related Person Transaction" as one in which (i) the amount exceeds $120,000, (ii) we are proposed to be a participant and (iii) a Related Person has or may have a direct or indirect material interest.

If the Corporate Secretary determines the reported transaction would constitute a Related Person Transaction, the policy requires the Corporate Secretary to report the transaction to the NCGSR Committee (or other committee designated by our Board that is comprised solely of independent directors) for an assessment of whether the proposed transaction should be permitted to proceed. In deciding whether to approve or disapprove the Related Person Transaction, the NCGSR Committee (or other designated committee) is required to consider all relevant facts and circumstances that it deems appropriate, including (i) whether the transaction is in the ordinary course of business, (ii) the commercial reasonableness of the terms of the transaction, including whether the transaction is on terms no less favorable to us than could be reached with an unrelated third party, (iii) the materiality of the Related Person's direct or indirect interest in the Related Person Transaction, (iv) the materiality of the Related Person Transaction to us, (v) the impact of the Related Person Transaction on the Related Person's independence (as defined in the Corporate Governance Guidelines and the NYSE listing standards), (vi) the actual or apparent conflict of interest of the Related Person participating in the Related Person Transaction and (vii) any other information that would be material to investors in light of the circumstances of the Related Person Transaction. Under the policy, the NCGSR Committee (or other designated committee) will prohibit a Related Person Transaction if it determines in its good faith business judgment of the best interests of Altria that the Related Person Transaction is inconsistent with the interests of Altria and our shareholders.

If we become aware of a Related Person Transaction that has not been reviewed and approved or disapproved under this policy, it must be reviewed in accordance with the foregoing procedures as set forth in the policy and, if appropriate, ratified by the NCGSR Committee (or other designated committee).

2024 Related Person Transactions

Effective February 23, 2024, Jacinto J. Hernandez retired from our Board. In connection with his retirement, we entered into an agreement ("Advisory Agreement") with Mr. Hernandez pursuant to which Mr. Hernandez will provide strategic advisory services to Altria for a period of five years, and we will pay him an annual consulting fee of $300,000. As required by the Related Person Transaction Policy, prior to us entering into the Advisory Agreement, the NCGSR Committee assessed the arrangement, including the key terms to be included in the Advisory Agreement. After assessing the proposed arrangement, including reviewing and considering all relevant facts and circumstances that it deemed appropriate, the NCGSR Committee determined that such an arrangement would be in the best interests of Altria and our shareholders and approved the arrangement.

Effective April 1, 2024, Murray R. Garnick retired as our Executive Vice President and General Counsel. In April 2024, we nominated Mr. Garnick to serve as one of Altria's nominees for election to the board of directors of Cronos, and Mr. Garnick was elected by the shareholders of Cronos to serve in such capacity in June 2024. As required by the Related Person Transaction Policy, prior to our nomination of Mr. Garnick as one of Altria's nominees for election to the Cronos board of directors, the NCGSR Committee assessed his potential service, including a review of all relevant facts and circumstances it deemed appropriate. After such review and assessment, the NCGSR Committee determined that Mr. Garnick's service on the Cronos board of directors would be in the best interests of Altria and our shareholders and approved the nomination. In consideration for his service on the Cronos board of directors, Mr. Garnick received compensation from Cronos in 2024 of $25,000 in cash and a deferred stock award with a grant date fair value of $150,000. Mr. Garnick did not receive any compensation of any kind from Altria in connection with his service on the Cronos board of directors.

Director Code and the Code of Conduct

In addition to the Policy on Related Person Transactions, the Code of Business Conduct and Ethics for Directors ("Director Code") and the Altria Code of Conduct ("Code of Conduct") have specific provisions addressing actual and potential conflicts of interest. The Director Code specifies: "Our directors have an obligation to act in the best interest of the Company. All directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company." The Director Code defines conflict of interest to include any instance in which (i) a person's private interest interferes in any way, or even appears to interfere, with our interest, including our subsidiaries and affiliates, (ii) a director or a director's family member takes an action or has an interest that may make it difficult for that director to perform his or her work objectively and effectively or (iii) a director (or his or her family member) receives improper personal benefits as a result of the director's position. Similarly, our Code of Conduct requires all our officers and employees to avoid situations where the officer's or employee's "personal, financial or other activity or relationship affects our ability to make loyal and objective business decisions on behalf of our companies." The Code of Conduct lists specific types of transactions that might create an actual or apparent conflict of interest and provides guidance on how each situation must be handled.

All three of the policies discussed above are available on our website at www.altria.com under About Altria.

Board and Committee Governance

Our Board's Role and Responsibilities

The primary responsibility of our Board is to foster our long-term success. In fulfilling this role, each director must exercise his or her good faith business judgment of the best interests of Altria and our shareholders. Our Board has responsibility for establishing broad corporate policies, setting strategic direction and overseeing management, which is responsible for our day-to-day operations.

Board Leadership Structure and Governance

Our Board believes that it is important to retain the flexibility to allocate the responsibilities of the Chair and the CEO in a way that it considers to be in the best interests of Altria and our shareholders. In evaluating the allocation of these responsibilities, our Board considers various factors, including Altria's needs, individual skills and experiences and any other factors it deems relevant. Our Board's current assessment is that the interests of Altria and our shareholders are best served by separate Chair and CEO roles.

Our Board believes that separate Chair and CEO roles promote the pursuit of our Vision by allowing our CEO to focus on executing our business strategies, overseeing our day-to-day operations, engaging with external stakeholders, developing our leaders and promoting employee engagement through an inclusive culture. Meanwhile, the Chair leads our Board in the performance of its duties by establishing agendas and ensuring appropriate meeting content, engaging with the CEO between Board meetings and providing overall guidance to our CEO as to our Board's views and perspectives. Moreover, our independent directors convene at each Board meeting in an executive session led by the Chair. Our current Chair, Ms. McQuade, was elected as independent Chair in 2021, has served on our Board since 2012 and has extensive knowledge of our businesses, our strategies and our Board's governance practices. Ms. McQuade promotes constructive dialogue and directly, clearly and regularly communicates the views of our Board to management.

We believe that our Board's strict adherence to sound corporate governance practices, as reflected in our Corporate Governance Guidelines, has promoted, and continues to promote, effective and independent Board leadership for Altria and our shareholders.

Our Board's Oversight Role

Our Board's oversight role extends to a broad range of topics that we believe are important to our internal and external stakeholders and to the success of our businesses.

Strategic Oversight

Our Board actively oversees the development and execution of strategies in pursuit of our Vision. These strategies encompass both financial and operational strategies, including strategies focused on growth and innovation, legal and regulatory matters, responsibility, public policy and engagement, talent development and executive succession, and strategic investments. Over the course of the year, including during meetings solely focused on strategy and long-term planning, management and our Board discuss the development and execution of our strategic plans as well as events that bear upon those plans. Our Board further monitors strategic execution through standing presentations at Board and committee meetings and communications from management in between meetings.

> **Our Board devotes several meetings each year to the review and discussion of our strategies with management.**

Risk Oversight

Our Board and its committees play an important role in the oversight of our risk management processes, and our Board believes it has in place effective strategies to oversee key risks facing Altria and our businesses. Board and committee meetings afford our Board the opportunity to discuss these risks with senior and mid-level management.

Our enterprise risk management ("ERM") is a coordinated process that helps us identify, prioritize and manage strategic, operational, financial, regulatory and compliance risks that have the potential to present significant obstacles to achieving business objectives in the near term and as we pursue our Vision. The key risks identified in this process are considered enterprise risks, and a senior leader is designated as a risk owner. Risk owners are responsible for risk responses, including mitigation plans. The Risk Oversight Committee, which is chaired by our CHRO & CCO and comprised of members of senior management, including our CFO, Chief Operating Officer, Chief Strategy and Growth Officer, and General Counsel, meets regularly to oversee efforts to identify and manage enterprise risks and other key compliance risk areas. Management reports annually to our Board on the ERM process and regularly to our Board or its committees on the management of specific risks. Management also regularly reviews a comprehensive risk dashboard with the Audit Committee to facilitate the Audit Committee's risk oversight responsibilities.

BOARD RISK OVERSIGHT

We believe that our Board's structure supports its risk oversight function. Our Board executes its risk oversight function both as a whole and through delegation to its committees, which meet regularly with members of our senior management and mid-level management and report to our Board.



COMMITTEE RISK OVERSIGHT

    

AUDIT	C&TD	FINANCE	INNOVATION	NCGSR
Oversees our management of financial, accounting and internal control risks. Reviews our policies and practices with respect to risk assessment and risk management, and discusses with management our exposure to financial, accounting and certain other risks (such as legal and regulatory risk, compliance risk, cybersecurity risk and business continuity risk) and the steps that management has taken to monitor and mitigate such exposures.	Considers the extent to which our executive compensation program may create risk. See "Risk Assessment" on page 46 for a more detailed description. Also oversees our management of corporate culture and human capital management risks.	Oversees our management of financial condition and liquidity risks, including risks associated with mergers, acquisitions, investments, dispositions and similar capital allocation matters.	Oversees our management of the risks associated with product safety, technologies (including AI), intellectual property, research and product development and environmental risks from our companies' products and manufacturing processes, as well as regulatory risks related to our innovative product development efforts.	Oversees the ways in which we manage public policy and reputational risk, including corporate responsibility risks. Also oversees risks related to Board organization, membership and structure and other corporate governance matters.



ROLE OF MANAGEMENT

While our Board and its committees oversee risks and risk management, our senior management team is responsible for actively identifying and managing risks. Management reviews with our Board and its committees throughout the year our strategies for managing enterprise and key compliance risks.

Political and Public Policy Oversight

The NCGSR Committee oversees our political and public policy engagement activities, including political and direct and indirect lobbying activities and related contributions and expenditures. The NCGSR Committee also oversees our political activity compliance program.

We share extensive information about political and public policy activities and Board oversight of these activities in our annual Transparency Report and also provide disclosures related to our lobbying expenditures and political contributions on our website at www.altria.com under About Altria.

Corporate Responsibility Oversight

Leading responsibly has been the foundation of Altria's strategy for many years, and our Board actively oversees our corporate responsibility and ESG priorities. Our approach to corporate responsibility includes seeking our shareholders' and other stakeholders' perspectives, aligning business practices where appropriate and measuring and communicating our progress.

Our Board and its committees regularly receive updates on our responsibility efforts. These updates include the review of topics such as trends in corporate responsibility, our underage tobacco use prevention programs, harm reduction initiatives, environmental initiatives, community and public policy engagement activities, talent and culture initiatives and other corporate responsibility initiatives, including monitoring and reporting.

Talent Development and Culture Oversight

The C&TD Committee oversees initiatives, programs and processes related to talent development and culture through regular updates from management. These updates include the review of topics such as:

- executive succession and advancement planning;
- employee engagement survey results and management's responses to opportunity areas;
- progress toward our inclusion, diversity & equity ("ID&E") initiatives;
- key workforce metrics on organizational health, including recruiting, retention, turnover and promotion rates; and
- actions taken to protect employee safety, health and wellness.

Information about our human capital resources can be found in our 2024 Form 10-K.

Executive Succession and Advancement Planning

Our Board believes that senior executive advancement and succession is one of its most important responsibilities. The C&TD Committee is responsible for overseeing the development and furtherance of executive succession plans, evaluating and making recommendations to our Board regarding potential candidates to become CEO, and evaluating and approving candidates to fill other senior executive positions.

CEO Succession Planning

At least annually, the CEO meets with the C&TD Committee and our Board to discuss CEO succession planning (including specific candidates).

The C&TD Committee also considers the procedures for the timely and efficient transfer of CEO responsibilities in the event of an emergency or the sudden incapacity, departure or death of the CEO.



Leadership Succession Planning

The CEO meets with the C&TD Committee at least annually to discuss the performance of key members of our senior management and their respective succession plans. Our Board also reviews key executive succession plans and has exposure to succession candidates (CEO and otherwise) from across our companies through presentations, site visits and other events.



The succession planning process gives our Board critical insights into our talent pool.

Committees of Our Board of Directors

Our Board has established six standing committees to assist it with the performance of its responsibilities. Our Board elects the members of these committees and the committee chairs annually at its organizational meeting following our annual meeting of shareholders, based on the recommendations of the NCGSR Committee. The committee chairs work with management to develop the meeting agendas for their respective committee and provide a full report to our Board following each committee meeting.

Our Board has adopted written charters for each of its committees. These charters are available on our website at www.altria.com under About Altria. The following charts summarize the primary responsibilities and composition of each committee:

Audit Committee		2024 Meetings: 7	Report: See page 24
Chair Marjorie M. Connelly	**Other Members** Ian L.T. Clarke Debra J. Kelly-Ennis	George Muñoz Richard S. Stoddart	Ellen R. Strahlman

Primary responsibilities include:

- Assisting our Board in its oversight of (i) the integrity of our financial statements and financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of our independent registered public accounting firm, (iii) the performance of our internal auditors and the internal audit function, (iv) our compliance with legal and regulatory requirements and (v) our policies and practices with respect to risk assessment and risk management and exposure to certain risks (such as financial and accounting risk, legal and regulatory risk, compliance risk, cybersecurity risk and business continuity risk).

- Preparing the Audit Committee report that the rules of the SEC require us to include in our proxy statement.

See "Audit Committee Matters" beginning on page 23 for further information on the Audit Committee.

The Audit Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Board has determined that all members of the Audit Committee are financially literate and that Mr. Clarke, Ms. Connelly, Mr. Muñoz and Mr. Stoddart are "audit committee financial experts" within the meaning set forth in the regulations of the SEC.

Compensation and Talent Development Committee	2024 Meetings: 4	Report: See page 48

Chair
George Muñoz

Other Members
Marjorie M. Connelly   Kathryn B. McQuade   M. Max Yzaguirre
R. Matt Davis   Virginia E. Shanks

Primary responsibilities include:

- Evaluating the design and effectiveness of our overall compensation program and monitoring risks related to such design.
- Determining and approving CEO compensation and reviewing and approving the compensation of our other executive officers.
- Reviewing and approving a group of peer companies against which to benchmark the compensation of our executive officers.
- Reviewing and administering our compensation recoupment policies.
- Overseeing the development of executive succession plans and evaluating and making recommendations to our Board regarding potential CEO candidates and evaluating and approving candidates for other senior executive positions.
- Reviewing initiatives and programs related to corporate culture, talent development and ID&E.
- Reviewing and evaluating the say on pay vote outcomes and other shareholder feedback on executive compensation programs.

See "Executive Compensation" beginning on page 27 for further information on the C&TD Committee.

The C&TD Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE and non-employee directors for the purposes of Rule 16b-3 of the Exchange Act.

Executive Committee	2024 Meetings: 1

Chair
Kathryn B. McQuade

Other Members
Marjorie M. Connelly   Debra J. Kelly-Ennis   Virginia E. Shanks
William F. Gifford, Jr.   George Muñoz   Ellen R. Strahlman

- Has authority to act for our Board during intervals between Board meetings to the extent permitted by Virginia law.

Finance Committee	2024 Meetings: 6

Chair
Virginia E. Shanks

Other Members
Ian L.T. Clarke   George Muñoz
Kathryn B. McQuade   M. Max Yzaguirre

Primary responsibilities include:

- Monitoring our financial condition, overseeing the sources and uses of cash flow and advising our Board with respect to financing needs, dividend policy, share repurchase programs, capital allocation matters (including those that support our harm reduction efforts) and other financial matters.
- Reviewing strategies regarding mergers, acquisitions, investments and dispositions with management and reporting the findings to our Board.

The Finance Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE.

Innovation Committee	2024 Meetings: 4

Chair
Ellen R. Strahlman

Other Members
R. Matt Davis Virginia E. Shanks M. Max Yzaguirre
Debra J. Kelly-Ennis Richard S. Stoddart

Primary responsibilities include:

- Assisting our Board in its oversight of the strategic goals and objectives of our businesses' innovation and marketing strategies, consumer/market understanding and brand plans, technological initiatives and research, development and engineering programs.
- Reviewing and discussing with management our businesses' product safety risk management programs.
- Reviewing the soundness and risks associated with technologies and other activities (including AI) in which our businesses are investing their innovation resources.

The Innovation Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE.

Nominating, Corporate Governance and Social Responsibility Committee	2024 Meetings: 5

Chair
Debra J. Kelly-Ennis

Other Members
Ian L.T. Clarke R. Matt Davis Ellen R. Strahlman
Marjorie M. Connelly Richard S. Stoddart

Primary responsibilities include:

- Identifying individuals qualified to become directors consistent with the criteria established by our Board and described in our Corporate Governance Guidelines and recommending to our Board a slate of nominees for election at each annual meeting of shareholders.
- Making recommendations to our Board concerning the appropriate size, function, needs, composition and structure of our Board and its committees.
- Reviewing non-employee director compensation and recommending any changes in compensation to our Board.
- Advising and making recommendations to our Board on corporate governance matters.
- Overseeing the annual Board and committee self-evaluation process.
- Providing oversight of our public affairs, corporate reputation and corporate responsibility focus area strategies.

The NCGSR Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE.

Board Meetings and Attendance

7 meetings in 2024

Our Board holds six regular meetings a year, with special meetings occurring when necessary.

2024 Regular Board Meetings:



JAN	MAY	OCT
FEB	AUG	DEC

Each director attended at least 75% of the total number of meetings of our Board and the committees on which he or she served during his or her respective term of service in 2024. In addition, all directors then serving attended the 2024 Annual Meeting.

Our Board's organizational meeting follows our annual meeting of shareholders. Our Board meets in executive session at every regularly scheduled Board meeting, which is followed by a session of only independent directors led by the Chair. Directors are expected to attend Board meetings, meetings of the committees on which they serve and our annual meeting of shareholders, with the understanding that on occasion a director may be unable to attend a meeting.

Board Effectiveness

We believe our Board practices strengthen the effectiveness of our Board.

Board Succession Planning and Refreshment

The NCGSR Committee has the primary responsibility for developing a succession plan for our Board. Using tools such as the annual Board and committee self-evaluations and our Board retirement guidelines, the NCGSR Committee periodically reviews our Board composition and identifies the appropriate mix of skills, experiences, tenures and demographic backgrounds for our Board in light of our strategies and needs with the objective of recommending a group of directors who can best continue our success and act in the best interests of Altria and our shareholders. While we believe the size and composition of our Board are appropriate, our Board devotes substantive attention and focus on Board succession planning to meet our Board's and Altria's future needs.

The NCGSR Committee and our Board are committed to evaluating the need for board refreshment on an ongoing basis and developing a diverse pool of potential candidates for future Board service consideration. In evaluating the need for refreshment, our Board considers a number of factors, including the characteristics, skills, experience and demographic backgrounds of our directors and the evolution of our strategies. Our Board also believes in the importance of appropriately balancing newer directors with a modest number of longer serving directors who possess more extensive knowledge of Altria and our strategies, opportunities and challenges. Since 2020, seven independent directors have left our Board (four retirements, two deaths and one to focus on employment obligations). Six of our independent directors have joined our Board since 2020. See "Process for Nominating Directors" and "Board Composition" on pages 1 and 2, respectively, for a further discussion of our Board composition.

The following table demonstrates our Board's significant refreshment since 2020.

2020	2021	2022	2023	2024	2025
One new director added	**Two new directors added**	**Two new directors added**	**No new directors**	**No new directors**	**One new director added**
▪ Ellen R. Strahlman	▪ Marjorie M. Connelly ▪ R. Matt Davis	▪ Ian L.T. Clarke ▪ M. Max Yzaguirre			▪ Richard S. Stoddart
	Two directors departed	**Three directors departed**	**One director departed**	**Two directors departed**	

Board and Committee Self-Evaluations

Under the oversight of the NCGSR Committee, our Board assesses annually its effectiveness and that of its committees through a self-evaluation process. Our Board considers the assessment results and, as appropriate, implements enhancements and other modifications with a view to enhancing Board effectiveness.

Format

The NCGSR Committee determines the format of the evaluations, which may include interviews conducted by the Board Chair, interviews conducted by the Chair of the NCGSR Committee, interviews conducted by an independent third party or written surveys.



Topics

Self-evaluation topics generally include:

- Board composition and structure
- Meeting topics and process
- Information flow
- Board oversight of risk management and strategic planning
- Succession planning
- Access to management

Presentation of Findings

The results of the self-evaluations are reported to our Board, which discusses the results to identify opportunities to enhance effectiveness.

Limitations on Other Public Company Board Service

Our Corporate Governance Guidelines include limitations on directors' service on other public company boards to prevent other commitments from interfering with a director's duties. Directors are expected to inform the Chair and the Chair of the NCGSR Committee upon becoming a director of any other public company or becoming a member of the audit committee of any other public company. The NCGSR Committee takes into account the nature and extent of the other commitments a director may have when determining whether to nominate an individual for election or re-election as a director.

In addition, our Corporate Governance Guidelines provide that:

- directors should not serve on more than three other public company boards; and

- no member of the Audit Committee may simultaneously serve on the audit committees of more than two other public companies unless our Board determines that such service would not impair the ability of such member to effectively serve on the Audit Committee.

All directors and nominees are in compliance with these limits.

Board Retirement Guidelines

Our Corporate Governance Guidelines include retirement guidelines that require a director who will have attained the age of 75 as of the date of the next annual meeting to tender his or her written resignation to our Board at least six months prior to such annual meeting. If our Board determines that continued service by the director is in the best interests of Altria and our shareholders, our Board has the discretion not to accept the resignation.

Director Education and Engagement

Upon election to our Board, new directors participate in a multi-day comprehensive onboarding process that includes an introduction to the operational aspects of our businesses, our strategies, key issues facing Altria, our Board governance processes and other topics. New directors meet individually with various members of management and visit key facilities, as appropriate, as part of the onboarding program.

Continuing education occurs at Board and committee meetings, with specific topics of interest covered by management or outside experts. We also make available to our directors third-party director education programs that provide additional perspective on various topics. Directors may also choose self-selected educational programs.

Governance Guidelines, Policies and Codes

Our Board has adopted Corporate Governance Guidelines. In addition, our Board has adopted the Director Code and a policy with regard to reviewing certain transactions in which we are a participant and an officer, director or nominee for director has had or may have a direct or indirect material interest (see "Related Person Transactions and Director Code and the Code of Conduct" on page 5 for further information). Our Board has also adopted the Code of Conduct that applies to all our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Corporate Governance Guidelines, Director Code and Code of Conduct are available on our website at www.altria.com under About Altria.

Director Compensation

Compensation Philosophy

Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors and appropriately compensate them for the time, expertise and effort required to serve as a director of a large publicly traded company that operates in a dynamic, highly regulated industry. Our Board believes that a substantial portion of director compensation should consist of equity-based compensation, coupled with robust stock ownership guidelines, to assist in aligning directors' interests with the interests of our shareholders. Directors who are employees of Altria receive no additional compensation for service as a director.

Director Compensation Review

The NCGSR Committee annually reviews and periodically recommends updates to the director compensation program to our Board for approval. During these reviews, the NCGSR Committee considers our director compensation philosophy, the competitiveness of director compensation based on an independent benchmarking study (which evaluates director compensation at companies within our Compensation Survey Group ("CSG") described under "Benchmarking" beginning on page 45, other peer groups and relevant market indices) and current market practices. The NCGSR Committee also considers the appropriateness of the form, mix and amount of director compensation. The NCGSR Committee then makes a recommendation to our Board concerning such compensation with a view toward attracting and retaining qualified directors.

Board Chair Compensation

The NCGSR Committee believes that additional compensation for the Board Chair is appropriate given the additional responsibilities of an independent Chair, such as establishing agendas and confirming appropriate meeting content, leading executive sessions during each Board meeting, providing guidance to our CEO as to our Board's views and perspectives, meeting with investors, as appropriate, and engaging with our CEO between Board meetings. As shown below, the additional compensation consists of an annual Board Chair cash retainer and an annual Board Chair stock award. The stock award presently represents 60% of the additional Board Chair compensation to further align the interests of our Board Chair with the interests of our shareholders.

> **Effective in 2025, on the recommendation of the NCGSR Committee, our Board increased the aggregate fair market value of the annual stock award for non-employee directors by $10,000 and the annual cash retainers for the Finance Committee Chair, Innovation Committee Chair and NCGSR Committee Chair by $3,000, representing the first increase to the annual stock award since 2014 and the first increase in the cash component of our directors' compensation since 2016. The Board did not modify the annual cash Board retainer, annual cash committee membership retainer, cash retainer for the Chairs of the C&TD and Audit Committees or Board Chair stock award and cash retainer.**

Components of 2024 Compensation

The following chart presents the 2024 components of compensation for our non-employee directors:



Annual Stock Award

Board Member [1]	$175,000
Board Chair [3]	$150,000

56% Annual Equity Award [6]

44% Average Annual Cash Retainers [6]

Annual Cash Retainers

Board Member [2]	$110,000	
Board Chair [3]	$100,000	

Committees [4]	Chair	Member [5]
■ Audit ■ Compensation and Talent Development	$25,000	$5,000
■ Finance ■ Innovation ■ Nominating, Corporate Governance and Social Responsibility	$15,000	

[1] The annual full value stock award is in the form of fully vested shares of Altria common stock.

[2] Paid in quarterly installments.

[3] The Board Chair also receives the annual Board member stock award, the annual Board member cash retainer and the annual committee member cash retainers for the committees on which he or she serves.

[4] No additional compensation is paid for membership on the Executive Committee.

[5] Committee chairs also receive the committee member annual cash retainer.

[6] These percentages are averages and do not include the annual Board Chair stock award or annual Board Chair cash retainer.

Deferrals of Cash Retainers and Equity Awards

A non-employee director may elect to defer all or part of his or her cash retainers. Pursuant to the Deferred Fee Plan for Non-Employee Directors ("Deferred Fee Plan"), deferred retainers are credited to an unfunded bookkeeping account and may be "invested" in various "investment choices," including an Altria common stock equivalent account. These "investment choices" parallel the investment options offered under the Deferred Profit-Sharing Plan for Salaried Employees and determine the "earnings" that are credited for bookkeeping purposes to a non-employee director's account. The non-employee director will receive cash distributions of deferred retainers either prior to or following termination of service from our Board, as elected by the non-employee director.

A non-employee director may also elect to defer all or part of his or her annual award of shares of common stock. Pursuant to the 2015 Stock Compensation Plan for Non-Employee Directors ("2015 Director Stock Plan"), the non-employee director will receive deferred awards of common stock either prior to or following termination of service from our Board, as elected by the non-employee director.

Matching Gift Program

Non-employee directors are eligible to participate in our Match Your Dollars Program. This program is available to all U.S. employees and non-employee directors. We match eligible donations up to $30,000 per year per employee or non-employee director on a dollar-for-dollar basis to eligible non-profit organizations in the U.S. (including Puerto Rico). In 2024, the following non-employee directors participated in this program: Ms. Connelly, Mr. Davis, Mr. Hernandez, Ms. Kelly-Ennis, Ms. McQuade, Dr. Nabil Y. Sakkab, Ms. Shanks and Mr. Yzaguirre. The aggregate amount of matching payments for these directors in 2024 was $230,850. Mr. Hernandez retired from our Board effective February 23, 2024 and Dr. Sakkab retired from our Board effective May 16, 2024. Because Mr. Clarke resides outside of the U.S., he is not eligible to participate in our Match Your Dollars Program.

Other

In addition to cash payments, stock awards and matching gifts, non-employee directors are covered under our Business Travel Accident Insurance Plan, which is available generally to all employees.

The following table presents the compensation received by the non-employee directors for service as directors in fiscal year 2024.

Non-Employee Director Compensation Table

Name [1]	Fees Earned or Paid in Cash ($)	Stock Awards ($) [2]	All Other Compensation ($) [3]	Total ($)
Ian L.T. Clarke	125,000	175,019	—	300,019
Marjorie M. Connelly	150,000	175,019	30,000	355,019
R. Matt Davis	125,000	175,019	28,000	328,019
Jacinto J. Hernandez [4]	16,319	—	30,000	46,319
Debra J. Kelly-Ennis	140,000	175,019	14,500	329,519
Kathryn B. McQuade	220,000	325,028	30,000	575,028
George Muñoz	150,000	175,019	27,850	352,869
Nabil Y. Sakkab [5]	41,099	—	30,000	71,099
Virginia E. Shanks	140,000	175,019	30,000	345,019
Ellen R. Strahlman	140,000	175,019	—	315,019
M. Max Yzaguirre	125,000	175,019	10,500	310,519

[1] Mr. Stoddart became a director effective February 3, 2025.

[2] Pursuant to the 2015 Director Stock Plan, on May 16, 2024, each non-employee director received 3,800 shares of Altria common stock with an aggregate grant date fair market value of $175,019, and Ms. McQuade received an additional 3,257 shares of Altria common stock with an aggregate grant date fair market value of $150,009 as Board Chair. The grant date fair market value of the Board member stock award is slightly higher than $175,000 because the grant was made in whole shares. The grant date fair market value of Ms. McQuade's combined stock award is slightly higher than $325,000 because the grant was made in whole shares. The grant date fair market value of $46.0575 per share was based on the average of the high and low trading prices of Altria common stock on May 16, 2024.

[3] All Other Compensation consists of matching gifts paid in 2024 under our Match Your Dollars Program.

[4] Mr. Hernandez retired from our Board effective February 23, 2024.

[5] Dr. Sakkab retired from our Board effective May 16, 2024.

Stock Ownership Guidelines for Non-Employee Directors

Our Board believes that stock ownership guidelines further align the interests of our Board with those of our shareholders. Our non-employee directors are expected to hold shares of our common stock in an amount equal to the lesser of five times the then-current annual Board member cash retainer or 26,000 shares. Non-employee directors are expected to reach this ownership level within five years of being elected to our Board and to hold the requisite number of shares until retirement. The ownership guidelines for non-employee directors may be satisfied with all beneficially owned shares, including deferred shares and share equivalents. As of December 31, 2024, all our non-employee directors who had served on our Board for five or more years satisfied these guidelines.

Proposal 1	Election of Directors	Our Board recommends a vote **FOR** each nominee.

We propose that the 11 individuals named below, 10 of whom our Board has affirmatively determined to be independent, be elected as directors to hold office until the next annual meeting of shareholders and until their successors have been elected and qualified, subject to their earlier death, resignation or removal. The NCGSR Committee has recommended to our Board, and our Board has approved, the individuals named below for nomination.

We provide information on each nominee in the biographies below. The NCGSR Committee and our Board believe that these nominees individually and collectively provide our Board with an impressive breadth of experiences, attributes, qualifications and skills.

> At the 2024 Annual Meeting, shareholders elected each of the nominees for director with at least
>
> **96%**
>
> of the shares voting, voting for their election.

Although it is not anticipated that any of the individuals named below will be unable or unwilling to stand for election, in the event of such an occurrence, a proxy may be voted for a substitute designated by our Board. In lieu of designating a substitute, our Board may reduce the number of directors.

✓ **RECOMMENDATION FOR**

Our Board recommends a vote FOR each of the nominees for election as directors.

2025 Director Nominee Biographies and Qualifications



Independent

Age: **64**

Director Since: **2022**

Board Committees:

- Audit
- Finance
- Nominating, Corporate Governance and Social Responsibility

Ian L.T. Clarke

Position, Principal Occupation and Professional Experience:

Retired Chief Financial Officer, Greater Toronto Airports Authority

- Served as Chief Financial Officer of Greater Toronto Airports Authority, operator of Toronto Pearson International Airport, Canada's largest airport, from 2017 through December 2022.
- Served as Executive Vice President and Chief Financial Officer, Business Development of Maple Leaf Sports & Entertainment Ltd. ("Maple Leaf Sports"), owner of the Toronto Maple Leafs, Toronto Raptors, Toronto FC and the Air Canada Centre, from 2004 through 2016. Mr. Clarke spent 26 years at Maple Leaf Sports in key strategic planning and financial leadership positions.

Other Current Public Directorships:
None.

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
AGF Management Limited (TSX: AGF.B); First Capital Real Estate Investment Trust (TSX: FCR.UN); Canadian Olympic Committee.

Director Qualifications:
The NCGSR Committee believes that Mr. Clarke's significant financial, accounting, strategic planning, business operations, risk management and public company board experience provide clear support for his nomination for election to our Board.



Independent

Age: **63**

Director Since: **2021**

Board Committees:

- Audit (Chair)
- Compensation and Talent Development
- Executive
- Nominating, Corporate Governance and Social Responsibility

Marjorie M. Connelly

Position, Principal Occupation and Professional Experience:

Retired Chief Operating Officer, Convergys Corporation

- Served as Chief Operating Officer of Convergys Corporation (now Concentrix Corporation), a publicly traded global leader in customer management, from November 2014 through December 2017.
- Served as Interim President of Longwood University from June 2012 to May 2013.
- Served as Global Chief Operating Officer at Barclaycard from July 2009 through December 2011.
- From April 2006 to July 2008, served as Chief Operating Officer of Wachovia Securities.
- Held a variety of executive positions at Capital One Financial Corporation, including Executive Vice President, Head of Infrastructure for U.S. credit card operations and interim Chief Information Officer, from 1994 to 2006.

Other Current Public Directorships:
PRA Group, Inc. (NASDAQ: PRAA).

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
MissionOG Capital LLC (Advisor); Nuts.com (Advisory Board); Piedmont Virginia Community College Foundation. Previously served on the board of The Women's Initiative and on the State Council of Higher Education for Virginia.

Director Qualifications:
The NCGSR Committee believes that Ms. Connelly's extensive operational executive management experience at large publicly held consumer-oriented companies, together with her financial acumen and experience, information technology and cybersecurity experience, general business knowledge and public company board experience, provide clear support for her nomination for election to our Board.



Independent

Age: **60**

Director Since: **2021**

Board Committees:

- Compensation and Talent Development
- Innovation
- Nominating, Corporate Governance and Social Responsibility

R. Matt Davis

Position, Principal Occupation and Professional Experience:

Retired President, North America, and Senior Vice President, Global Corporate Affairs, Dow Inc. and President, Driftwood Leadership, LLC

- Serves as President of Driftwood Leadership, LLC, a leadership training and consulting firm, since 2019.
- Served as President, North America, and Senior Vice President, Global Corporate Affairs, of Dow Inc. ("Dow"), an innovative materials science company, from 2016 to 2019.
- Held a variety of executive corporate affairs, communications and leadership roles across the Dow organization, from 1987 to 2016.

Other Current Public Directorships:
None.

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
Michigan State University, College of Communications Arts & Sciences Alumni Board; Lake State Railway Company. Previously served on the boards of World Freerunning Parkour Federation, Saratoga WarHorse Foundation, Inc. and After the Impact Fund, Inc.

Director Qualifications:
The NCGSR Committee believes that Mr. Davis's extensive public policy, business and executive leadership experiences in a highly regulated industry (including his role leading Dow's largest operating division) provide clear support for his nomination for election to our Board.



Age: **54**

Director Since: **2020**

Chief Executive Officer

Board Committees:

- Executive Committee

William F. Gifford, Jr.

Position, Principal Occupation and Professional Experience:

Chief Executive Officer, Altria Group, Inc.

- Serves as Chief Executive Officer of Altria Group, Inc. since April 2020.
- Served as Vice Chairman and Chief Financial Officer of Altria Group, Inc. from May 2018 to April 2020.
- Served as Executive Vice President and Chief Financial Officer of Altria Group, Inc. from March 2015 through May 2018.
- Held numerous other senior leadership roles since joining the Altria family of companies in 1994.

Other Current Public Directorships:
None.

Prior Public Company Directorships:
Anheuser-Busch InBev SA/NV (2016 to April 2023) (Euronext: ABI; NYSE: BUD).

Other Directorships, Trusteeships and Memberships:
Society of St. Vincent de Paul Richmond Council. Previously served on the board of Catalyst Inc.

Director Qualifications:
The NCGSR Committee believes that Mr. Gifford's role as Altria's CEO and his significant knowledge and understanding of Altria, our businesses and the external environment in which our businesses operate, together with his significant industry knowledge, financial expertise, leadership experience and public company board experience, provide clear support for his nomination for election to our Board.



Independent

Age: **68**

Director Since: **2013**

Board Committees:

- Audit
- Executive
- Innovation
- Nominating, Corporate Governance and Social Responsibility (Chair)

Debra J. Kelly-Ennis

Position, Principal Occupation and Professional Experience:

Retired President and Chief Executive Officer, Diageo Canada, Inc.

- Served as President and Chief Executive Officer of Diageo Canada, Inc., a subsidiary of Diageo plc, a global spirits, wine and beer company, from 2008 to June 2012.
- Served as Chief Marketing Officer for Diageo North America, Inc., a subsidiary of Diageo plc, from 2005 to 2008.
- Held marketing, sales and general management positions with RJR/Nabisco, Inc., The Coca-Cola Company, General Motors Corporation and Grand Metropolitan PLC.

Other Current Public Directorships:
TFI International Inc. (NYSE and TSX: TFII).

Prior Public Company Directorships:
Carnival Corporation & plc (2012 to January 2020) (NYSE: CCL); PulteGroup, Inc. (1997 to September 2016) (NYSE: PHM); Hertz Global Holdings, Inc. (2013 to October 2015) (NASDAQ: HTZ).

Other Directorships, Trusteeships and Memberships:
Dress for Success Worldwide (Director Emeritus); Trivium Packaging B.V.

Director Qualifications:
The NCGSR Committee believes that Ms. Kelly-Ennis's leadership experiences, particularly her executive positions with several large, consumer-focused companies in multiple industries, and her significant marketing, innovation, public company board experience, sales and distribution experience at large publicly held companies, including companies in the consumer-packaged goods industry, provide clear support for her nomination for election to our Board. Furthermore, Ms. Kelly-Ennis's skills and leadership experiences are complimented by her knowledge of Altria and our strategies, opportunities and challenges that she has gained in her years of service on our Board.



Independent

Age: **68**

Director Since: **2012**

Chair of the Board

Board Committees:

- Compensation and Talent Development
- Executive (Chair)
- Finance

Kathryn B. McQuade

Position, Principal Occupation and Professional Experience:

Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited

- Served as Senior Advisor of Canadian Pacific Railway Limited ("Canadian Pacific"), a transcontinental railway in Canada and the United States, from November 2012 to May 2013, after previously serving as Executive Vice President and Chief Financial Officer of Canadian Pacific from September 2008 until her retirement in November 2012.
- Served as Executive Vice President and Chief Operating Officer of Canadian Pacific from June 2007 to September 2008.
- Served as Executive Vice President – Planning and Chief Information Officer at Norfolk Southern Corporation where she spent 27 years in key information technology, strategic planning and finance leadership positions prior to joining Canadian Pacific.

Other Current Public Directorships:
None.

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
Previously served on the boards of TransAlta Renewables Inc. (TSX: RNW) and The College of William & Mary Foundation.

Director Qualifications:
The NCGSR Committee believes that Ms. McQuade's significant financial and accounting expertise, particularly her experience as a public company chief financial officer, her information technology and cybersecurity experience, her general business knowledge and her executive management experience in a regulated industry, provide clear support for her nomination for election to our Board. Additionally, Ms. McQuade's institutional knowledge of Altria and our strategies, opportunities and challenges that she gained during her tenure on our Board benefits her role as Chair of our Board and promotes Board effectiveness.



Independent

Age: **73**

Director Since: **2004**

Board Committees:

- Audit
- Compensation and Talent Development (Chair)
- Executive
- Finance

George Muñoz

Position, Principal Occupation and Professional Experience:

Principal, Muñoz Investment Banking Group, LLC, and Partner, Tobin & Muñoz

- Serves as a principal of Muñoz Investment Banking Group, LLC since 2001.
- Serves as a partner in the law firm of Tobin & Muñoz since 2002.
- Served as President and Chief Executive Officer of the Overseas Private Investment Corporation from 1997 to January 2001.
- Served as Chief Financial Officer and Assistant Secretary of the United States Treasury Department from 1993 to 1997.

Other Current Public Directorships:
Laureate Education, Inc. (NASDAQ: LAUR).

Prior Public Company Directorships:
BRC Inc. (2020 to April 2024) (NYSE: BRCC); Marriott International, Inc. (2002 to May 2023) (NASDAQ: MAR); Anixter International, Inc. (2004 to June 2020) (NYSE: AXE); Esmark Incorporated (2007 to August 2008) (NASDAQ: ESMK); Archipelago Holdings, Inc. (2004 to March 2006) (PCX: AX).

Other Directorships, Trusteeships and Memberships:
National Geographic Society. Previously served on the board of Direct Edge, Inc.

Director Qualifications:
The NCGSR Committee believes that Mr. Muñoz's accounting, financial, legal and public policy expertise, along with his background in international business and his significant professional, administrative and leadership experiences in both the private and public sectors, and public company board experience provide clear support for his nomination for election to our Board. In addition to his comprehensive financial background, Mr. Muñoz's depth of experience as a member of our Board allows him to bring strong historical perspective to our Board and the committees on which he serves.



Independent

Age: **64**

Director Since: **2017**

Board Committees:

- Compensation and Talent Development
- Executive
- Finance (Chair)
- Innovation

Virginia E. Shanks

Position, Principal Occupation and Professional Experience:

Retired Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.

- Served as Executive Vice President and Chief Administrative Officer of Pinnacle Entertainment, Inc. ("Pinnacle"), a casino entertainment company, from July 2013 until October 2018 when Pinnacle merged with Penn National Gaming, Inc. ("Penn National"), also a casino entertainment company.
- Served as Strategic Advisor for Penn National through December 2019 after the merger.
- Served as Executive Vice President and Chief Marketing Officer of Pinnacle from October 2010 to June 2013.
- Served as Chief Marketing Officer for Multimedia Games Inc., a casino gaming systems production company, from 2008 to 2010 prior to joining Pinnacle.
- Held senior executive positions for more than 25 years at the property, division and corporate levels of Caesars Entertainment Corp., including Senior Vice President of Brand Management, prior to 2008.

Other Current Public Directorships:
EPR Properties (NYSE: EPR); Light & Wonder, Inc. (NASDAQ: LNW).

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
Previously served on the board of Rebuilding Together Northern Nevada.

Director Qualifications:
The NCGSR Committee believes that Ms. Shanks's significant regulated industry and consumer-oriented marketing expertise, particularly her extensive background in brand positioning and digital and database marketing, as well as her experience in information technology and cybersecurity and public company board experience, provide clear support for her nomination for election to our Board.



Independent

Age: **62**

Director Since: **2025**

Board Committees:

- Audit
- Innovation
- Nominating, Corporate Governance and Social Responsibility

Richard S. Stoddart

Position, Principal Occupation and Professional Experience:

Chair of the Board of Hasbro, Inc. and former President and Chief Executive Officer of InnerWorkings, Inc.

- Serves as the Chair of the Board of Hasbro, Inc., a multi-national toy manufacturing and entertainment holding company, since February 2022.
- Served as interim Chief Executive Officer of Hasbro, Inc. from October 2021 until February 2022.
- Served as President and Chief Executive Officer of InnerWorkings, Inc., a global marketing execution firm, from 2018 until October 2020 when InnerWorkings, Inc. was acquired.
- Served as Chief Executive Officer of Leo Burnett Worldwide, one of the world's largest advertising agencies, from February 2017 to 2018, after previously serving as the Chief Executive Officer of Leo Burnett North America from 2013 to 2016 and President of Leo Burnett North America from 2005 to 2013.

Other Current Public Directorships:
Hasbro, Inc. (NASDAQ: HAS).

Prior Public Company Directorships:
InnerWorkings, Inc. (2018 to 2020) (NASDAQ: INWK); Selina Hospitality PLC (2022 to 2024) (NASDAQ: SLNA).

Other Directorships, Trusteeships and Memberships:
Affinity Answers; Highdive, LLC; The Off The Street Club. Previously served on the board of Carbon Media Group, LLC.

Director Qualifications:
The NCGSR Committee believes that Mr. Stoddart's significant experience in advertising, marketing, building global brands and businesses, as well his professional, administrative and leadership experiences in both the private and public sectors, and public company board experience provide clear support for his nomination for election to our Board.



Independent

Age: **67**

Director Since: **2020**

Board Committees:

- Audit
- Executive
- Innovation (Chair)
- Nominating, Corporate Governance and Social Responsibility

Ellen R. Strahlman

Position, Principal Occupation and Professional Experience:

Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company

- Served as Executive Vice President, Research & Development and Chief Medical Officer of Becton, Dickinson and Company, a leading global medical technology company, from April 2013 until her retirement in January 2018.
- Served as a Senior Advisor to the CEO at GlaxoSmithKline, a global biopharma company, from April 2012 through March 2013, after previously serving as the Senior Vice President and Chief Medical Officer from April 2008 through March 2012.
- Held senior executive leadership roles in global product development and commercialization, medical affairs and business development at leading pharmaceutical and medical technology companies including Pfizer, Inc., Novartis AG, Virogen Limited, Bausch & Lomb, Inc. and Merck & Co., Inc. prior to 2008.

Other Current Public Directorships:
Eyenovia, Inc. (NASDAQ: EYEN).

Prior Public Company Directorships:
None.

Other Directorships, Trusteeships and Memberships:
Previously served on the boards of Syncona Limited (LSE: SYNC) and Syncona Partners LLP.

Director Qualifications:
The NCGSR Committee believes that Dr. Strahlman's significant experience in innovation, global product development and commercialization in regulated industries, public company board experience, as well as her medical background and experience in biosciences, provide clear support for her nomination for election to our Board.



Independent

Age: **64**

Director Since: **2022**

Board Committees:

- Compensation and Talent Development
- Finance
- Innovation

M. Max Yzaguirre

Position, Principal Occupation and Professional Experience:

Retired Executive Chairman, Forbes Bros. Holdings, Ltd.

- Served as U.S. Chairman and Chief Executive Officer of Forbes Bros. Holdings, Ltd., an energy infrastructure construction company, from 2017 to 2019, and as Executive Chairman from 2019 to 2021.
- Served as Chief Executive Officer of Yzaguirre Group, LLC, a business and public affairs strategic advisory firm, from 2006 to 2017.
- Served as Chairman of Isolux Ingenieria USA, LLC, the U.S. operation and wholly owned subsidiary of Isolux Corsan S.A., a Spanish engineering, procurement and construction company, from 2011 to 2013, having previously served as Chief Executive Officer from 2010 to 2011.
- Served as President of Hunt-Mexico, Inc., an investor in energy, real estate and private equity opportunities, and as President of Hunt Resources, Inc., an investor in energy production and transportation opportunities, from 2002 to 2006.

Other Current Public Directorships:
Aris Water Solutions, Inc. (NYSE: ARIS); WaFd, Inc. (NASDAQ: WAFD); Solaris Energy Infrastructure, Inc. (NYSE: SEI).

Prior Public Company Directorships:
Luther Burbank Corporation (2021 to 2024) (NASDAQ: LBC); BBVA USA Bancshares, Inc. (2009 to 2021); Texas Regional Bancshares, Inc. (2000 to 2006) (NASDAQ: TRBS).

Other Directorships, Trusteeships and Memberships:
Washington Federal Bank dba WaFd Bank; Latino Corporate Directors Association. Previously served on the boards of BBVA USA Bank and Texas State Bank.

Director Qualifications:
The NCGSR Committee believes that Mr. Yzaguirre's executive leadership experience, financial acumen, domestic and international business and public affairs experience (including with highly regulated industries) and public company board experience, provide clear support for his nomination for election to our Board.

Audit Committee Matters

Annual Evaluation and Selection of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") has been our independent registered public accounting firm since 1998. Prior to 1998, our independent registered public accounting firm was Coopers & Lybrand L.L.P. (until its merger with Price Waterhouse LLP in 1998). In addition to assuring the rotation of the lead audit partner every five years as required by law, the Audit Committee is responsible for selecting, reviewing and evaluating the lead partner and senior members of the audit engagement team and considers whether, in order to assure continuing auditor independence, there should be a rotation of the firm.

In selecting PricewaterhouseCoopers as our independent registered public accounting firm, the Audit Committee conducted its annual evaluation of the firm. This evaluation considers a number of factors in deciding whether to re-engage PricewaterhouseCoopers, including technical competence, knowledge of our industry and Altria, quality of services, reputation and communications with management and the Audit Committee. The Audit Committee also evaluates the firm's independence program and quality control procedures, the results of Public Company Accounting Oversight Board ("PCAOB") and peer reviews of the firm's quality controls and the appropriateness of the firm's fees. The Audit Committee also considers PricewaterhouseCoopers's tenure and, while the Audit Committee periodically considers firm rotation, it continues to believe that extended tenure results in higher quality audit work with greater operational efficiencies through the leveraging of PricewaterhouseCoopers's deep institutional knowledge of our operations and businesses, accounting policies and practices, and internal control over financial reporting. The Audit Committee is also mindful of the potential impacts of selecting a different firm, including the significant time commitment and expense inherent in onboarding a new independent registered public accounting firm.

AUDIT COMMITTEE ANNUAL EVALUATION FACTORS					
Technical Competence	Knowledge of Our Industry and Altria	Quality of Services	Reputation	Institutional Knowledge	Communications with Management
Independence	Appropriateness of Fees	External Data on Audit Quality and Performance	Tenure	Potential Impact of Changing Independent Auditor	Best Interests of Altria and its Shareholders

The Audit Committee and our Board believe that the continued retention of PricewaterhouseCoopers to serve as our independent registered public accounting firm is in the best interests of Altria and our shareholders.

Independent Registered Public Accounting Firm's Fees

The Audit Committee has the sole authority to approve all engagement fees and terms associated with the retention of PricewaterhouseCoopers. As noted in the Audit Committee Report on page 24, the Audit Committee pre-approved all fees associated with the services that the firm provided in 2024.

Aggregate fees, including out-of-pocket expenses, for professional services rendered by PricewaterhouseCoopers for the fiscal years ended December 31, 2024 and 2023 were comprised of the following ($ in thousands):

	2024	2023
Audit Fees [1]	$ 6,887	$ 6,128
Audit-Related Fees [2]	1,437	523
Tax Fees [3]	1,905	1,087
All Other Fees [4]	2	2
TOTAL	**$ 10,231**	**$ 7,740**

[1] Fees and expenses for (a) the audit of our consolidated financial statements and internal control over financial reporting, including statutory audits of the financial statements of our subsidiaries, (b) reviews of our unaudited condensed consolidated interim financial statements and (c) reviews of documents filed with the SEC.

[2] Fees and expenses for audit-related services, which include certain employee benefit plan audits, accounting consultations and procedures relating to various other audit and special reports.

[3] Fees and expenses for U.S. and foreign tax compliance and planning, and consultation and advice on tax examinations.

[4] Other fees were related to licenses for technical accounting tools.

Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific budget. The Audit Committee requires the independent registered public accounting firm and management to report periodically on the actual fees charged for each category of service.

During the year, it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee must report on such approvals at the next scheduled Audit Committee meeting.

Audit Committee Report for the Year Ended December 31, 2024

Management has the primary responsibility for Altria's financial statements and the reporting process, including the systems of internal accounting control. The Audit Committee monitors Altria's financial reporting processes and systems of internal accounting control, the independence and the performance of PricewaterhouseCoopers and the performance of the internal auditors.

The Audit Committee has received representations from management that Altria's consolidated financial statements were prepared in accordance with GAAP and that Altria maintained effective internal control over financial reporting, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers. The Audit Committee has discussed with PricewaterhouseCoopers its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed by applicable standards adopted by the PCAOB and the SEC.

The Audit Committee has received from PricewaterhouseCoopers written disclosures and a letter required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers its independence from Altria and our management. The Audit Committee pre-approved all fiscal-year 2024 audit and permissible non-audit services provided by PricewaterhouseCoopers and the fees for those services are included on page 23. As part of this process, the Audit Committee reviewed non-audit services and fees to assure compliance with regulations prohibiting the independent registered public accounting firm from performing specified services that might impair its independence.

The Audit Committee discussed with Altria's internal auditors and PricewaterhouseCoopers the overall scope of and plans for their respective audits. The Audit Committee has met with the internal auditors and PricewaterhouseCoopers, separately and together, with and without management present, to discuss Altria's financial reporting processes and internal control over financial reporting. The Audit Committee has reviewed significant audit findings prepared by PricewaterhouseCoopers and those prepared by the internal auditors, together with management's responses.

Based on the reviews and discussions referred to above, the Audit Committee recommended to our Board the inclusion of the audited consolidated financial statements in Altria's 2024 Form 10-K.

Audit Committee:

Marjorie M. Connelly, Chair
Ian L.T. Clarke
Debra J. Kelly-Ennis
George Muñoz
Ellen R. Strahlman

Proposal 2	Ratification of the Selection of Independent Registered Public Accounting Firm	Our Board recommends a vote **FOR** ratification of the selection of PricewaterhouseCoopers.

As reflected in the Audit Committee Charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our consolidated financial statements. The Audit Committee has selected PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2025 and has directed that management submit such selection to shareholders for ratification at the 2025 Annual Meeting.

At the 2024 Annual Meeting, over

96%

of the votes cast voted to ratify the selection of PricewaterhouseCoopers as our independent registered public accounting firm for the year ending December 31, 2024.

Shareholder ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm is not required by our By-Laws or otherwise. However, we are submitting the selection of PricewaterhouseCoopers to shareholders for ratification as a matter of good corporate governance. If our shareholders fail to ratify the selection, the Audit Committee will reconsider whether to retain PricewaterhouseCoopers. Even if the selection is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if it is determined that such a change would be in the best interests of Altria and our shareholders.

We expect representatives of PricewaterhouseCoopers will be present at the 2025 Annual Meeting. The representatives will have an opportunity to make a statement if they so desire and be available to respond to appropriate questions.

 **RECOMMENDATION FOR**

Our Board recommends a vote FOR ratification of the selection of PricewaterhouseCoopers.

Executive Compensation – Table of Contents

Executive Compensation

Compensation Discussion and Analysis

Introduction

In this section, we provide a detailed description of our executive compensation program, with a focus on decisions by the C&TD Committee (for purposes of the "Executive Compensation" section, the "Committee") with respect to our NEOs:

Name	Position during 2024
William F. Gifford, Jr.	Chief Executive Officer, Altria Group, Inc.
Salvatore Mancuso	Executive Vice President and Chief Financial Officer, Altria Group, Inc.
Jody L. Begley	Executive Vice President and Chief Operating Officer, Altria Group, Inc.
Robert A. McCarter III [1]	Executive Vice President and General Counsel, Altria Group, Inc.
Heather A. Newman	Senior Vice President, Chief Strategy and Growth Officer, Altria Group, Inc.

[1] Mr. McCarter was elected as Executive Vice President and General Counsel effective April 1, 2024.

Overview

Compensation Philosophy

Our goal is to design our executive compensation program to align the interests of our executive officers with the interests of our shareholders. We believe this requires:

- clear articulation of corporate and individual performance goals;

- a competitive, financially disciplined executive compensation program that rewards past success and creates the appropriate incentives for future business success; and

- transparent measurement against both corporate and individual performance goals.

Business Performance

Our business performance is a key factor in determining executive compensation. We delivered strong results in 2024, managing a challenging business environment, including continued macroeconomic pressures on adult tobacco consumers and dynamic regulatory conditions. Our businesses were resilient, and we believe we made significant progress toward our Vision. The following graphs summarize our one- and three-year performance against key performance measures:

Adjusted Diluted EPS [1]



Dividend [1]



[1] Adjusted diluted EPS is a non-GAAP financial measure. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Compound annual growth rate ("CAGR") based on adjusted diluted EPS (12/31/2021 – 12/31/2024).

[1] Annualized dividend based on quarterly dividend per share of Altria common stock declared in the month indicated above.

[2] CAGR based on the annualized dividend rate per share of Altria common stock (August 2021 – August 2024).

2024 TSR [1]



S&P 500 Index — **25.0%**

S&P 500 Food, Beverage & Tobacco Index — **3.5%**

Altria — **40.9%**

[1] FactSet Daily Return. Assumes reinvestment of dividends as of the ex-dividend date (12/31/2023 – 12/31/2024).

Three-Year TSR [1]

S&P 500 Index — **29.3%**

S&P 500 Food, Beverage & Tobacco Index — **8.0%**

Altria — **41.8%**

[1] FactSet Daily Return. Assumes reinvestment of dividends as of the ex-dividend date (12/31/2021 – 12/31/2024).

Say on Pay

We provide our shareholders with an annual advisory vote ("say on pay") on the compensation of our NEOs. At the 2024 Annual Meeting, over 95% of the votes cast approved our NEO compensation on an advisory basis. While this vote is not binding on us, our Board or the Committee, the Committee takes the results of say on pay votes and shareholders' perspectives and feedback into consideration when making future decisions with respect to our executive compensation program.

2024 Performance of NEOs

The Committee considered several factors in approving each element of 2024 executive compensation. For the 2024 Annual Incentive Award plan, the Committee primarily evaluated our financial and strategic performance, as described under "Business Performance" on page 27. The Committee also considered the individual performance of each NEO for purposes of approving salary increases, annual cash incentive awards and equity awards. Our NEOs, along with other people leaders, were evaluated in 2024 for individual inclusive leadership as part of their performance evaluation. Executives receive variable elements of short- and long-term compensation only after the relevant performance period has ended and the Committee has assessed Altria's actual performance relative to stated goals established at the beginning of the period. In addition, the Committee considered industry compensation market data and tally sheets for each NEO that included their total cash and long-term compensation for the last three years.

The Committee evaluated each of our NEO's progress against their performance goals and the relationship of their performance to our overall 2024 results. We discuss the 2024 performance of each NEO below.



Key Responsibilities

Mr. Gifford led the executive team and employees in a dynamic, competitive and highly regulated environment.

William F. Gifford, Jr.

Chief Executive Officer

2024 Achievements

Mr. Gifford:

- Oversaw a pivotal year for Altria, headlined by meaningful progress toward our Vision and long-term growth aspirations, which included delivering strong financial results and significant cash returns to shareholders;

- Maintained a highly engaged, talented and resilient workforce that remained focused on delivering results against our Vision and our Enterprise Goals during a dynamic and challenging operating environment for our businesses;

- Led Altria in achieving 3.4% adjusted diluted EPS growth for 2024;[1]

- Introduced a multi-phase *Optimize & Accelerate* initiative designed to modernize our ways of working and processes to accelerate progress toward our Vision and 2028 Enterprise Goals; and

- Oversaw various ESG accomplishments, including the establishment of new science-based targets after achieving essentially all of our 2030 environmental targets ahead of schedule in 2024, and recognition as a "trendsetter" for the 9th consecutive year as a result of being ranked 3rd among the top 1,000 companies in the FTSE Russell Index on the CPA-Zicklin Index in terms of voluntary disclosures of our political spending.

[1] Adjusted diluted EPS is a non-GAAP financial measure. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.



Key Responsibilities

Mr. Mancuso's responsibilities included overseeing our Tax, Treasury, Investor Relations, Audit, Financial Planning & Analysis and Controller functions, while also overseeing Corporate Security & Procurement. He also served as one of our designated directors on the board of directors of ABI.

Salvatore Mancuso
Executive Vice President and Chief Financial Officer

2024 Achievements

Mr. Mancuso:

- Oversaw cash return to shareholders of approximately $10.2 billion through dividends and the repurchase of 73.5 million shares;

- Managed the sale of approximately $2.4 billion of our investment in ABI, the proceeds of which resulted in increased cash returns to shareholders through an accelerated share repurchase program;

- Led the implementation of strategies to optimize our cash tax liability, including loss utilization and the acquisition of tax credits, and oversaw the favorable resolution of state tax litigation; and

- Managed the design and implementation of the initial phases of our *Optimize & Accelerate* initiative, with expected cumulative cost savings of at least $600 million over the next five years, which we plan to reinvest in support of our Vision and 2028 Enterprise Goals.



Key Responsibilities

Mr. Begley oversaw our traditional tobacco and smoke-free businesses, AGDC, as well as the Consumer Experience and Operations Logistics support functions.

Jody L. Begley
Executive Vice President and Chief Operating Officer

2024 Achievements

Mr. Begley:

- Led our tobacco businesses' strategies to grow the profitability of our traditional tobacco brands (*Marlboro*, *Copenhagen*, *Black & Mild*) while investing to grow the volume of innovative smoke-free brands (*on!* and *NJOY*);

- Oversaw strategies to strengthen our tobacco operating companies' trade programs to enhance trade alignment with our traditional tobacco and innovative smoke-free brands;

- Oversaw the expansion strategy of *NJOY ACE* to over 100,000 stores and Helix's achievement of profitability in the fourth quarter of 2024, ahead of its 2025 goal; and

- Oversaw significant enhancements to our companies' marketing execution, manufacturing, revenue growth management and distribution infrastructure to improve our companies' capabilities and drive efficiencies.



Key Responsibilities

Mr. McCarter's responsibilities included oversight of our Law and Regulatory Affairs functions and the development and execution of legal and regulatory strategies.

Robert A. McCarter III

Executive Vice President and General Counsel

2024 Achievements

Mr. McCarter:

- Managed complex litigation, including defending private antitrust actions arising out of our former investment in JUUL, disputes arising out of the Master Settlement Agreement between PM USA and certain other tobacco product manufacturers and certain U.S. states and territories, and numerous pending smoking and health cases;

- Oversaw the resolution of the remaining JUUL-related litigation brought by state attorneys general and Native American tribes;

- Oversaw the legal team responsible for litigating JUUL's patent claims against NJOY and NJOY's patent claims against JUUL in the U.S. International Trade Commission;

- Obtained the affirmance on appeal of our judgment of past damages and a future royalty against R.J. Reynolds Tobacco Company for patent infringement relating to its e-vapor product; and

- Oversaw the Regulatory Affairs function, which filed numerous tobacco product applications, including for *on! PLUS* and *NJOY ACE 2.0* flavored products with youth access restriction technology, and obtained the first and only marketing granted order for a menthol e-vapor product.



Key Responsibilities

Ms. Newman's responsibilities included oversight of our Enterprise Strategy, Planning & New Ventures, International & Corporate Development, and Digital Transformation & Technology functions.

Heather A. Newman

Senior Vice President, Chief Strategy and Growth Officer

2024 Achievements

Ms. Newman:

- Oversaw and led the development and execution of our 2024 Enterprise strategic initiatives and long-term strategic plan;

- Oversaw and monitored progress against our 2028 Enterprise Goals, including our Corporate, U.S. Smoke-Free and Long-Term Growth goals geared at accelerating progress toward our Vision while also managing complex strategic matters;

- Oversaw international commercialization and key non-nicotine transactions, including the expansion of *on! PLUS* in Sweden, the launch of *on! PLUS* in the United Kingdom, the international e-commerce test launch of *SWIC*, our heated tobacco capsule product and first non-nicotine minority investment; and

- Managed and oversaw the governance of our investment in Cronos and our long-term, non-binding memorandum of understanding with JTI. Also served as a board member for Horizon, our joint venture with JTI to market and commercialize heated tobacco stick products in the U.S.

Executive Compensation Design

Principles

Our executive compensation program includes multiple performance metrics to assess the efforts of all executives in pursuing our strategies. Specifically, our program is designed to satisfy the following objectives:

- promote pursuit of business strategies that are aligned with our Vision, intended to create long-term value for shareholders and executed with integrity;
- reward responsible and quality execution by making a significant portion of our executives' compensation dependent on our achievement of key financial goals and strategic initiatives and on their individual performance;
- align the interests of shareholders and executives through equity and cash performance-based long-term incentive awards, stock ownership and holding requirements and anti-hedging and anti-pledging policies with respect to our stock;
- build leadership capabilities and culture to achieve our Vision;
- promote internal fairness and a disciplined qualitative and quantitative assessment of performance; and
- attract, motivate and retain world-class leaders.

The elements of our executive compensation program serve these objectives with the following design principles (as shown in the chart below), including a mix of:

- fixed and at-risk variable performance-based compensation, with executives at higher levels subject to a higher proportion of variable compensation;
- short- and long-term compensation to appropriately reward and motivate the achievement of both annual and long-term goals and objectives;
- cash and equity compensation that seeks to discourage actions focused solely on our stock price to the detriment of strategic goals and to minimize the potentially dilutive nature of equity compensation on shareholder value; and
- equity compensation consisting of RSU and PSU awards.

2024 CEO and Other NEOs Pay Mix [(1)(2)]


CEO (Band A)
Salary 10%
Annual Incentive 17%
Long-Term Cash Incentive 26%
Long-Term Equity (PSUs) 24%
Long-Term Equity (RSUs) 24%
Other NEOs (Band B)
Salary 19%
Annual Incentive 18%
Long-Term Cash Incentive 26%
Long-Term Equity (PSUs) 15%
Long-Term Equity (RSUs) 22%
Other NEOs (Band C)
Salary 24%
Annual Incentive 19%
Long-Term Cash Incentive 23%
Long-Term Equity (PSUs) 14%
Long-Term Equity (RSUs) 20%

(1) Consists of the target award under the 2024 Annual Incentive Award plan, the target 2024 equity awards and the target 2024 – 2026 LTIP award, in each case, using the 2024 salary range midpoint for the applicable salary band.

(2) Due to rounding, percentages may not total 100%.

2024 Executive Compensation Program Elements

The table below summarizes the elements and objectives of the 2024 executive compensation program for our NEOs.

Annual Compensation

Salary

Fixed cash compensation based on role at Altria.

- Provide financial stability
- Recognize individual role, experience, responsibility and performance

Annual Incentive Awards

Cash-based incentive plan based on performance during the plan year.

- Recognize annual company financial and strategic performance after it is delivered
- Recognize annual individual performance after it is delivered

Long-Term Incentive Compensation

Equity Awards

Annual RSU and PSU awards based on prior year's individual performance and factors such as potential for advancement, retention and role criticality, vesting after a three-year period. PSU payout amount tied to performance against three-year target company financial performance measures.

- Align NEOs' interests with shareholders through company performance and build stock ownership
- Recognize individual performance after it is delivered and potential for advancement
- Retain talented leaders

Long-Term Incentive Plan

Cash-based performance incentive plan based on performance against three-year financial and strategic goals.

- Align NEOs' interests with shareholders
- Recognize long-term company financial and strategic performance after it is delivered
- Retain talented leaders

Post-Termination Benefits and Change in Control Payments

Defined Benefit Plans

Retirement plans providing for the continuation of a portion of compensation upon retirement or separation from service. Generally, only employees hired prior to January 1, 2008 are eligible.

- Provide opportunity for financial security in retirement
- Retain talented leaders

Defined Contribution Plans

Annual cash contribution based on a formula related to adjusted diluted EPS growth and, for employees not participating in a defined benefit plan, a supplemental contribution and matching contributions. Includes an Altria stock investment option.

- Provide opportunity for financial security in retirement
- Provide additional opportunity to build stock ownership

Change in Control Payments

Payments to executives in connection with a defined change in the ownership of Altria. Change in control provisions are contained in our 2015 PIP, 2020 PIP and proposed 2025 PIP, which also include provisions for double-trigger and no excise tax gross-up.

- Allow NEOs to focus on delivering shareholder value in a period of uncertainty, such as a higher likelihood of job loss after a potential transaction
- Allow NEOs to receive awards granted for periods of performance before a change in control

Termination Payments

For certain types of involuntary separations (excluding misconduct), potential for severance benefits (including continuation of salary and medical coverage based on years of service). Our NEOs are eligible for the same severance benefits as our other salaried employees.

- Provide opportunity for protection upon an unexpected event

Perquisites

For the CEO, online personal data removal and, subject to an annual allowance, personal use of company aircraft.

- Mitigate the risk of social engineering cyber-attacks and provide personal security

Other Benefits

Medical coverage, group life insurance and other welfare benefits generally available to all salaried employees.

- Promote health and financial security

2024 Executive Compensation Program Decisions

The Committee is committed to regularly reviewing our executive compensation program in the context of our compensation philosophy. After conducting its annual compensation benchmarking analysis, the Committee made the following changes to our compensation program to better align our short-term and long-term compensation elements with those of our CSG, in each case, for grants and performance cycles beginning in 2024:

- For our CEO, the Committee
  - increased the Annual Incentive Award target from 165% to 170% of salary; and
  - increased the annual equity award target from $6.0 million to $7.23 million.
- For all NEOs, the Committee
  - implemented a threshold for the adjusted diluted EPS growth rate measure of our Annual Incentive Award, where a negative growth rate provides a result of 0% for the weighted rating of the adjusted diluted EPS growth rate measure, ensuring that only a positive growth rate results in a payout; and
  - increased the maximum ratings for the two financial measures (adjusted diluted EPS growth rate and cash conversion) for our PSUs and LTIP from 130% of target to 200% of target. While the relative TSR modifier is unchanged, the maximum impact from the relative TSR modifier cannot result in a final rating of the financial measures above 200%. Additionally, the Committee eliminated the individual performance multiplier component from the LTIP rating formula.

Annual Compensation

Salary

The Committee considers several factors when reviewing and setting salaries for our NEOs, including each executive's individual performance, level of responsibility and experience, the relationship between salaries paid to other Altria executives and the position of the executive's salary within the applicable salary range. Additionally, the Committee annually compares the salaries of our NEOs to others holding comparable positions at our CSG companies. The Committee analyzes all these factors in the aggregate in determining NEO salaries.

Salaries are relevant in establishing annual and, for executives in bands A and B, long-term cash incentive award targets, and factor into retirement, group life insurance and certain other benefits available to all salaried employees. The Committee reviews salaries for our NEOs other than our CEO on an annual basis and reviews our CEO's salary approximately every two years. Generally, any adjustments are effective March 1.

The Committee increased the salaries of our NEOs based on the criteria noted above as follows:

2024 Salary Changes

		2024 Salary Range		Year-end 2023	Year-end 2024	
Name	Band	Minimum ($)	Maximum ($)	Salary ($)	Salary ($)	Increase (%)
William F. Gifford, Jr.	A	910,000	2,090,000	1,350,000	1,450,000	7.4
Salvatore Mancuso [(1)]	B	545,500	1,254,500	766,800	840,500	9.6
Jody L. Begley [(2)]	B	545,500	1,254,500	758,900	832,300	9.7
Robert A. McCarter III [(3)]	B	545,500	1,254,500	599,600	700,000	16.7
Heather A. Newman	C	421,000	968,400	639,600	677,300	5.9

(1) As part of annual salary merit increases, Mr. Mancuso's salary was increased to $800,500 effective March 1, 2024. In December 2024, the Committee reassessed the market for Mr. Mancuso's position and further increased his salary to $840,500 effective December 16, 2024.

(2) As part of annual salary merit increases, Mr. Begley's salary was increased to $792,300 effective March 1, 2024. In December 2024, the Committee reassessed the market for Mr. Begley's position and further increased his salary to $832,300 effective December 16, 2024.

(3) As part of annual salary merit increases, Mr. McCarter's salary was increased to $627,800 effective March 1, 2024. In connection with his election as Executive Vice President and General Counsel, Mr. McCarter was promoted from band D to band B and the Committee increased his salary to $700,000 effective April 1, 2024 to align with the market for Mr. McCarter's new role.

Annual Incentive Awards

The Annual Incentive Award plan is a cash-based, pay-for-performance plan for salaried employees, including our NEOs. Participants have an annual award target based on salary band and expressed as a percentage of salary. The Committee annually reviews our benchmarking data, and reviews and approves any award target changes for employees in salary band I and above. Annual incentive awards are paid only after business results are assessed against pre-established performance measures and strategic initiatives, and individual performance is evaluated. No individual is guaranteed an award and the Committee retains the discretion to adjust awards upward or downward. In the event of a salary band change during the performance cycle, award targets are adjusted on a prorated basis. Each of our NEOs, other than Mr. McCarter, remained in his or her same salary band during 2024. In connection with his election as Executive Vice President and General Counsel, Mr. McCarter was promoted from band D to band B.

The following formula was the basis for determining awards under the 2024 Annual Incentive Award plan:



Salary	x	Target (% of salary)	x	Business Performance Rating: Adjusted Diluted EPS (30%); Adjusted Discretionary Cash Flow (25%); Total Adjusted OCI (30%); Strategic Initiatives (15%)	x	Individual Performance Multiplier	=	Annual Incentive Award

At the conclusion of each year, the Committee reviews Altria's performance against pre-established financial measures and strategic initiatives and assigns a rating from 0% to 130%. For 2024, the Committee identified (1) adjusted diluted EPS, (2) adjusted discretionary cash flow and (3) total adjusted OCI as the financial measures for determining awards under the Annual Incentive Award plan because it believes that these measures align with our financial goals and the interests of our shareholders. The Committee approved the targets for the financial measures in February 2024, and subsequently revised the targets following the March 2024 sale of a portion of our investment in ABI and our subsequent $2.4 billion expansion of our share repurchase program using the proceeds from the sale. The revisions increased the adjusted diluted EPS target to reflect the impact of the expanded share repurchase program and decreased the adjusted discretionary cash flow and total adjusted OCI targets to reflect anticipated incremental investments in support of our Vision.

In determining Altria's performance in 2024 against these measures, the Committee considered the following:

Annual Incentive Award Measures ($ in millions, except per share data)

	Results and Rating (from 0% - 130%)	Weighting	Weighted Rating
Adjusted Diluted EPS [1] *(Rating Range)*	Result $5.12 (Rating 100.0%) 0% $4.94 — 80% $5.05 — 100% $5.10 - $5.12 — 120% $5.17 — 130% $5.19	30%	30.00%
Adjusted Discretionary Cash Flow [1] *(Rating Range)*	Result $9,091 (Rating 124.6%) 0% — 80% $8,096 — 100% $8,523 - $8,567 — 120% $8,994 — 130%	25%	31.15%
Total Adjusted OCI [1] *(Rating Range)*	Result $12,319 (Rating 90.2%) 0% — 80% $12,229 — 100% $12,406 - $12,454 — 120% $12,631 — 130%	30%	27.05%
Strategic Initiatives *(Rating Range)*	Result 18.0 (Rating 120%) 0% — 80% 12 — 100% 15 — 120% 18 — 130%	15%	18.00%
2024 Annual Incentive Award Rating (rounded)			**106%**

[1] Adjusted diluted EPS, adjusted discretionary cash flow and total adjusted OCI are non-GAAP financial measures. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

The 2024 strategic initiatives against which the Committee evaluated Altria's performance, as shown above, were designed to promote our long-term success. Those initiatives and results are below:

Strategic Initiative	Result
■ Maximize the long-term profitability of our traditional tobacco businesses and maintain category leadership while shifting resources to our innovative smoke-free products to deliver on our 2028 Enterprise Goals.	We met expectations as we ■ brought *NJOY*'s product proposition to more adult tobacco consumers across the U.S. by introducing a new brand equity campaign with impactful consumer messaging and expanding distribution to over 100,000 stores; ■ effectively and efficiently delivered value to adult smokers by continuing to evolve our revenue growth management capabilities; ■ continued to invest strategically and responsibly behind *on!*, including refreshed packaging and a new equity campaign, which helped Helix achieve profitability in the fourth quarter of 2024, ahead of our 2025 goal; and ■ enhanced our trade programs, supply chain and manufacturing infrastructure to better support an increasingly complex product portfolio and regulatory environment.

▪ Develop a consistent pipeline of superior innovative smoke-free nicotine products based in adult tobacco consumer and foundational science insights through internal and external development and acquisition.	We met expectations as we ▪ continued to establish a consistent pipeline of next generation e-vapor products by submitting to the FDA pre-market tobacco applications ("PMTA") for the *NJOY ACE 2.0* featuring access restriction technology with blueberry and watermelon flavored pods; ▪ continued to develop a consistent pipeline of innovative oral products by submitting a PMTA for *on! PLUS*, an innovative pouch product made using our proprietary "soft-feel" material; ▪ invested to compete and learn in the heated tobacco product category; and ▪ enhanced our innovation infrastructure and capabilities.
▪ Drive long-term enterprise value through the international expansion of reduced risk products and rapidly test-and-learn our entry into adjacent non-nicotine products and services.	We met expectations as we ▪ delivered against near-term objectives for international growth and learning by maintaining *on!* distribution and expanding *on! PLUS* in Sweden and the United Kingdom; and ▪ refined and enhanced our non-nicotine product and development strategy by focusing on our core competencies, consumer centricity, rapid test-and-learn and external partnerships.
▪ Lead the external environment in support of harm reduction, invest in our talent and culture and enhance the digital capabilities that enable us to achieve our Vision.	We exceeded expectations as we ▪ advocated for effective solutions to rid the marketplace of illicit e-vapor products. We also encouraged the FDA to authorize more smoke-free products to meet consumer demand. Additionally, we encouraged the FDA to address the illicit market more aggressively by providing actionable intelligence to the federal task force based on detailed research and commissioning empty discarded pack studies on counterfeit/illicit products. We also pursued legislative solutions of enforcement, including regulatory reform measures, significant regulatory engagement and comments to an FDA proposed rule; and ▪ advocated for harm reduction, not prohibition, as the proper framework for tobacco regulation in the U.S. by defending against prohibition-based proposals, released an expanded study demonstrating the impact of prohibitionist policies in California, New York and Washington, D.C. and meeting with the FDA to discuss concerns regarding nicotine analogues and tobacco 21 laws. These laws establish the legal age to purchase all tobacco products at 21. In addition, we maintained our leadership position in the external environment by establishing new relationships with public health stakeholders, further expanding AVT, and introducing an Underage Access Prevention pledge for independent retailers, signing up more than 55,000 stores.

The Committee used the Annual Incentive Award business performance rating, together with the individual performance of the NEOs, in determining the 2024 awards below. See "2024 Performance of NEOs" beginning on page 29.

2024 Annual Incentive Award Target Percentages, Award Ranges and Actual Awards

Name	Band	Salary ($)	Target (%)	Target Award [1] ($)	2024 Business Performance Rating [2] (%)	Individual Performance Multiplier [3] (%)	Actual Award for 2024 Performance ($)	(% of target)
William F. Gifford, Jr.	A	1,450,000	170	2,465,000	106	125	3,270,000	133
Salvatore Mancuso	B	800,500	95	760,475	106	130	1,047,900	138
Jody L. Begley	B	792,300	95	752,685	106	115	917,500	122
Robert A. McCarter III	B	700,000	95	604,085 [4]	106	115	736,400 [4]	122
Heather A. Newman	C	677,300	80	541,840	106	115	660,500	122

[1] Assumes 100% business rating and individual performance multiplier.

[2] The business performance rating can range from 0% to 130%.

[3] The individual performance multipliers for our NEOs other than the CEO were based on individual performance on a five-point scale and can range from 0% to 150%. The individual performance multiplier for our CEO was determined by the Committee and can range from 0% to 175%.

[4] Mr. McCarter's target and actual 2024 Annual Incentive Awards were prorated for time in band D prior to his promotion to band B in connection with his election as Executive Vice President and General Counsel.

Long-Term Incentive Compensation

We award long-term incentives to executive officers through a combination of equity awards and performance-based cash incentive awards under the LTIP. For equity awards, our CEO received a mix of 50% RSUs and 50% PSUs and our other NEOs received a mix of 60% RSUs and 40% PSUs. Together, PSUs and the LTIP are targeted to deliver 70% of our CEO's and 64% of our NEOs' target long-term incentives through performance-based elements, with the remainder comprised of time-based RSUs.

Target Long-Term Incentive Mix [1]

CEO	LTIP (cash) 40%	Equity (PSUs) 30%	Equity (RSUs) 30%
Other NEOs	LTIP (cash) 40%	Equity (PSUs) 24%	Equity (RSUs) 36%

[1] This chart reflects target awards under the 2024 – 2026 LTIP performance cycle and target equity awards granted in 2024.

Long-Term Incentive Compensation: Equity Awards

Equity awards are intended to focus executives on increasing long-term shareholder value, enhance executive retention and promote executive stock ownership. The Committee reviews the targets for CEO and NEO awards each year based on market data. Award amounts decided by the Committee each year, relative to those targets and within a pre-established range, recognize prior year individual performance, retention and, for our NEOs other than our CEO, factors such as potential for advancement and role criticality. Vesting amounts reflect any stock appreciation and, for PSUs, performance against the financial measures during the vesting period. The awards generally vest three years after the date of the award, subject to earlier vesting on death, disability, retirement on or after age 65 or potentially in connection with a change in control. This vesting period is intended to retain and motivate executives, while promoting long-term performance. The number of PSUs granted to an executive represents a target number of shares; for PSUs awarded in 2024, the actual share payout can range from 0% to 200% of the target based on company performance against specified measures.

For RSUs, recipients receive cash dividend equivalents during the vesting period. For PSUs, dividends are accrued and paid out at the end of the performance period based on the final number of PSUs that vest, if any. The Committee annually reviews equity award targets against competitive data.

Individual awards are generally granted on the date of Committee approval and are subject to the cap prescribed in our 2020 PIP. No individual is guaranteed an award.

From time to time, the Committee grants special equity awards to select executives in key roles or with high potential for advancement for purposes of retention and to align with benchmarking data. These special equity awards generally have a longer vesting period of five years. In connection with his election as Executive Vice President and General Counsel in April 2024, Mr. McCarter was promoted from band D to band B and received a special equity award of RSUs with a grant date fair value of $1.5 million to align his target total compensation with the market for his role and his band B level. After considering the nature of Mr. Begley's role as Executive Vice President and Chief Operating Officer and reviewing market data, the Committee granted Mr. Begley a special equity award of RSUs in December 2024 with a grant date fair value of $1.5 million. Each of these special equity awards has a five-year vesting period.

The targets, award ranges and actual equity awards for grants made to our NEOs in 2024 were as follows:

Name	Band at Grant Date	Equity Target ($)	Equity Award Range ($)	Actual Equity Award [1] ($)	Special Equity Award [1] ($)
William F. Gifford, Jr.	A	7,230,000	4,338,000 - 10,845,000	7,230,041	—
Salvatore Mancuso	B	1,750,000	1,050,000 - 2,625,000	2,012,524	—
Jody L. Begley	B	1,750,000	1,050,000 - 2,625,000	2,012,524	1,500,046
Robert A. McCarter III	D	520,000	312,000 - 780,000	676,001	1,500,002
Heather A. Newman	C	990,000	594,000 - 1,485,000	1,287,036	—

[1] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to Financial Accounting Standards Board ("FASB") Codification Topic 718. The number of RSUs and PSUs awarded in 2024, together with the grant date values and vesting terms of the RSUs and the PSUs awarded, is disclosed in the Grants of Plan-Based Awards during 2024 table on page 50.

2024 Equity Award Highlights

- 50% RSUs / 50% PSUs for our CEO
- 60% RSUs / 40% PSUs for our other NEOs
- Vesting period of at least three years
- RSUs: Cash dividend equivalent payments
- PSUs: Dividend equivalents not paid until end of performance period and based on shares actually earned
- NEO grant award values based on:
  - Executive's individual performance in year prior to the grant
  - Executive's potential for advancement at the time of grant (other than our CEO)
  - Committee discretion
  - Competitive benchmarking
- Number of RSUs and PSUs awarded is based on fair market value of our stock on the grant date
- Strong stock ownership and holding requirements

Financial Performance Measures for 2024 PSUs

The formula for determining the number of shares delivered to our NEOs at the conclusion of the 2024 – 2026 performance cycle for the 2024 PSUs is:



		Financial Performance Rating					
2024 PSUs Granted	x	**Adjusted Diluted EPS Growth** 75%	+	**Cash Conversion** [(1)] 25%	x	**Relative TSR** [(2)] **+/- 20%**	= **Altria Shares Delivered**

(1) Defined as the portion of our adjusted net earnings that is converted to adjusted discretionary cash flow.

(2) Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2024 and remain in the Index as of December 31, 2026.

The weighted ratings of the financial measures, adjusted by the relative TSR modifier, determine the aggregate rating and the number of shares payable under the PSU awards. Each financial measure has a maximum rating of 200%; however, the maximum impact from the relative TSR modifier cannot result in a final rating of the financial measures being above 200%. The Committee believes that the combination of these measures provides solid alignment between Altria's business strategies and our shareholders' interests.

2022 PSU Performance

The PSUs granted in February 2022 with a 2022 – 2024 performance cycle ("2022 PSUs") were measured against adjusted diluted EPS growth and cash conversion with the weighted result of these measures subject to a potential increase or decrease of up to 20% based on relative TSR versus the S&P 500 Food, Beverage & Tobacco Index. The tables below reflect the performance of the 2022 PSUs against each measure, followed by the final determination of the number of shares of Altria common stock delivered to each NEO at the end of the three-year performance period after applying the business performance rating to the number of PSUs originally granted.



Financial Measures	Results and Rating (from 0% - 130%)	Weighting	Weighted Rating
2022 – 2024 Adjusted Diluted EPS Growth [(1)(2)] *(Rating Range)*	**Result 3.6% (CAGR)** (Rating 73.9%) 0%; 80%: 4.0%; 100%: 5.3% - 5.7%; 120%: 7.0%; 130%	75%	55.4%
2022 – 2024 Cash Conversion [(1)(2)] *(Rating Range)*	**Result 98.0%** (Rating 118.0%) 0%; 80%: 91.7%; 100%: 95.0%; 120%: 98.3%; 130%	25%	29.5%
			84.9% Multiplied By:
2022 – 2024 Relative TSR Percentile [(3)(4)] *(Rating Range)*	**Result 90th (TSR 41.775%)** (Rating 116%) 80% Bottom Company; 100% Median; 120% Top Company		**116%**
2022 PSU Rating (0% - 156%) (rounded)			**98%**

(1) Adjusted diluted EPS and cash conversion are non-GAAP financial measures. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

(2) Rating for each financial measure could not exceed 130%.

(3) Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2022 and remained in the Index as of December 31, 2024.

(4) Altria's three-year relative TSR percentile and cumulative percent return for the three-year period ending December 31, 2024, using the average closing price of the first and last 30 trading days of the performance period.

The 2022 PSUs granted and number of shares of Altria common stock delivered to our NEOs in February 2025 were as follows:

Name	2022 PSUs Granted (#)	2022 PSU Performance Rating (%)	Altria Shares Delivered (#)
William F. Gifford, Jr.	49,909	98	48,911
Salvatore Mancuso	15,453	98	15,144
Jody L. Begley	17,468	98	17,119
Robert A. McCarter III	5,191	98	5,088
Heather A. Newman	10,642	98	10,430

Long-Term Incentive Compensation: 2024 – 2026 LTIP Awards

2024 – 2026 LTIP Highlights

- Three-year performance cycle
- Awards based on our performance against long-term financial and strategic goals and individual performance

The 2024 – 2026 LTIP is a long-term cash incentive performance plan that uses a three-year performance cycle (January 1, 2024 to December 31, 2026), an approach consistent with our long-term strategic planning process. At the beginning of each performance cycle, the Committee approves long-term financial and strategic performance goals, to be measured after completion of the performance cycle. Fifty percent of 2024 – 2026 LTIP awards will be based on the same financial measures, weightings and formula as the 2024 PSUs described above. The other 50% of the 2024 – 2026 LTIP awards will be based on the Committee's quantitative and qualitative review of our achievement of 2026 milestones toward our 2028 Enterprise Goals. The rating range for the financial measures (weighted 50%) is 0-200%, and the rating range for performance against the 2026 milestones (weighted 50%) is 0-130%. Each executive has an award target based on his or her salary band. Awards are payable in cash after the end of the three-year performance cycle based on the Committee's assessment of Altria's actual performance against the financial measures and 2026 milestones during the entire award cycle. The Committee retains the discretion to adjust awards upward or downward, and no individual is guaranteed an award.

The Committee considers each of our NEO's earnings opportunity under the LTIP when setting compensation each year; however, those opportunities remain at risk until the Committee's final assessment after the end of the three-year performance cycle.

The following formula is the basis for determining the 2024 – 2026 LTIP awards for our NEOs:


Salary x Target % (1) (Band A and B)
Or
Dollar Target (1) (Below Band B)
x
LTIP Business Performance Rating
Adjusted Diluted EPS Growth
75%
+
Cash Conversion (2)
25%
50%
x
Relative TSR (3) +/- 20%
+
2026 Milestones
50%
=
Three-Year LTIP Award

(1) In the event of a salary or band change during the performance cycle, the award target will be adjusted on a prorated basis.

(2) Defined as the portion of our adjusted net earnings that is converted to adjusted discretionary cash flow.

(3) Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2024 and remain in the Index as of December 31, 2026.

Details regarding the 2026 strategic performance milestones were approved by the Committee at the beginning of the cycle, but are not disclosed publicly before the end of the cycle because they are competitively sensitive. We expect to disclose the relevant performance metrics for the 2024 – 2026 LTIP performance cycle (as we do below for the 2022 – 2024 LTIP) after the compensation decisions for the then-current NEOs have been made.

Following the conclusion of the 2024 – 2026 LTIP performance cycle, the Committee will assess Altria's performance against the financial measures (adjusted by the TSR modifier) and strategic performance milestones to determine the final LTIP business performance rating, which can range from 0% to 165%.

The award targets for our NEOs for the 2024 – 2026 LTIP performance cycle shown below do not include the application of the business performance rating, which will not occur until after the end of the 2024 – 2026 performance cycle.

Name	Band	Band Target (% of Salary for bands A and B, $ for bands C and D)	Individual Award Target [1] ($)
William F. Gifford, Jr.	A	260%	3,755,766
Salvatore Mancuso	B	140%	1,156,234
Jody L. Begley	B	140%	1,144,777
Robert A. McCarter III	B/D	140% / 351,900	927,849
Heather A. Newman	C	676,500	676,500

[1] The award targets reflect prorated amounts for Messrs. Gifford, Mancuso and Begley due to salary changes during 2024. The award target for Mr. McCarter reflects a prorated amount in connection with his election as Executive Vice President and General Counsel effective April 1, 2024. While Ms. Newman had a salary change during 2024, salary changes do not impact band C LTIP participants due to band C having a dollar target.

Long-Term Incentive Compensation: 2022 – 2024 LTIP Awards

The 2022 – 2024 LTIP used a three-year performance cycle (January 1, 2022 to December 31, 2024) with the same financial measures, weightings and formula as the 2024 – 2026 LTIP described above, except the maximum rating for each financial measure was capped at 130% for the 2022 – 2024 LTIP.

The 2022 – 2024 LTIP performance cycle concluded on December 31, 2024 and rewarded achievement of financial and strategic measures (each weighted 50%) intended to create value for shareholders. The Committee assigned ratings from 0% to 130% based on performance against these measures.

Our performance against the financial measures was as follows:

Financial Measures (50%)	Results and Rating (from 0% - 130%)	Weighting	Weighted Rating
2022 – 2024 Adjusted Diluted EPS Growth [1][2] (Rating Range)	Result 3.6% (CAGR) (Rating 73.9%) — 0% / 80% 4.0% / 100% 5.3% - 5.7% / 120% 7.0% / 130%	75%	55.4%
2022 – 2024 Cash Conversion [1][2] (Rating Range)	Result 98.0% (Rating 118.0%) — 0% / 80% 91.7% / 100% 95.0% / 120% 98.3% / 130%	25%	29.5%
			84.9%
		Multiplied By:	
2022 – 2024 Relative TSR Percentile [3][4] (Rating Range)	Result 90th (TSR 41.775%) (Rating 116%) — 80% Bottom Company / 100% Median / 120% Top Company		116%
2022 – 2024 LTIP Financial Measures Rating (0% - 156%) (rounded)			**98%**

[1] Adjusted diluted EPS and cash conversion are non-GAAP financial measures. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] Rating for each financial measure could not exceed 130%.

[3] Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2022 and remained in the Index as of December 31, 2024.

[4] Altria's three-year relative TSR percentile and cumulative percent return for the three-year period ending December 31, 2024, using the average closing price of the first and last 30 trading days of the performance period.

The Committee assessed performance against the strategic initiatives listed below, as well as the transformation of our companies' innovative smoke-free portfolio at the end of 2024 versus the beginning of 2022.

For example, at the beginning of 2022, we faced challenges with our limited reduced harm portfolio. Our participation in the e-vapor category was through our former minority investment in JUUL, which was being challenged by the FTC, and had strict non-competition provisions. Our participation in the heated tobacco category was through a contractual relationship with PMI and subject to a defined expiration date. Additionally, we needed to build momentum of *on!*.

By the end of 2024, we negotiated the sale of our commercialization rights to the *IQOS* Tobacco Heating System, entered into a joint venture with JTI to enable a more favorable long-term strategy in heated tobacco and internally developed a heated tobacco capsule product during the plan cycle. We also exited our minority interest in JUUL, while achieving dismissal of the FTC action, and acquired global ownership of NJOY, which has a product portfolio with marketing granted orders from the FDA. In addition, in Great Britain, we launched an e-commerce test in December 2024 for our internally developed heated tobacco capsule product, *SWIC*, and made progress toward a PMTA and accelerated work on a modified risk tobacco product application ("MRTPA") for *Ploom*, a heated tobacco stick product under our joint venture with JTI. The Committee recognized that our companies' reduced harm portfolio had significantly improved during the plan cycle.

Performance against the strategic initiatives was as follows:

Strategic Initiatives (50%)	Performance against Strategic Initiatives
▪ Submit an MRTPA for *on!*, submit a PMTA for an internally developed novel oral product and have substantially completed a PMTA for an internally developed heated tobacco product.	We met expectations as we submitted a PMTA for an internally developed novel oral product, *on! PLUS,* and made significant progress on an MRPTA for *on!*. We deprioritized a PMTA on an internally developed heated tobacco product to focus on an international regulatory filing for a test in Great Britain.
▪ Develop options for and implement an enterprise heated tobacco strategy.	We met expectations as we continued our product development efforts by achieving product lock on *SWIC*. In addition, we completed all commercial production and launched an e-commerce test of *SWIC* in Great Britain, while also developing a research plan to support an international test strategy. Our partnership with JTI continued, as we built contract manufacturing and commercialization infrastructure to support initial distribution and long-term volume growth of *Ploom*, while also accelerating our MRTPA submission to enable joint submission and efficiencies with planned PMTA submissions.
▪ Deliver *on!* volume of 320 million cans over three years or achieve at least a 26% share of the nicotine pouch segment by the end of 2024.	We exceeded expectations with *on!* volume over three years of 357.1 million cans and Helix achieving profitability in the fourth quarter of 2024 ahead of plan. *on!*'s share of the nicotine pouch segment was 19.5pp for the fourth quarter of 2024. *on!* is maintaining the second largest position in oral nicotine pouches with an 8.3pp share of oral tobacco in 2024, an increase of 1.5pp versus 2023.
▪ Make progress toward reaching our inclusion index aiming point as compared to 2021, identify and address potential barriers to equal opportunity and establish plans to ensure we have the talent we need for roles aligned to critical business priorities.	We exceeded the aiming point of our Inclusion Composite score (80) with a score of 81 in July 2024 (+7 points from June 2021). We built strategic workforce planning capabilities and launched our *Optimize & Accelerate* initiative to, among other things, realign and redeploy talent against critical business priorities by automating, standardizing and outsourcing administrative processes in a more cost-effective way.
▪ Grow international pouch volume to 84 million cans over three years.	We shifted our international pouch strategy to focus on increasing manufacturing capacity in Sweden to meet increased demand, reducing standard variable costs of *on! PLUS* and pursuing strategic international partnerships.
▪ Maximize the contribution of our investments to our long-term benefit of our company and shareholders.	We exceeded expectations as we exchanged a minority economic investment in JUUL for certain intellectual property rights. We also executed a partial sale of our investment in ABI and used the proceeds to support a $2.4 billion accelerated share repurchase program.
▪ Demonstrate substantial progress toward our 2025 corporate responsibility focus area outcomes and ESG expectations.	We exceeded expectations as we believe our efforts contributed to the underage use of traditional tobacco products reaching historically low levels and youth vaping rates decreasing to the lowest level in a decade. We achieved essentially all of our 2030 environmental targets by year-end 2023 and announced new SBTi-validated targets in 2024. Additionally, we completed an Equity & Civil Rights Assessment.
2022 – 2024 LTIP Strategic Measures Rating (0% - 130%)	**120%**
2022 – 2024 LTIP Business Performance Rating (50% Financial, 50% Strategic) (0% - 143%)	**109%**

The 2022 – 2024 LTIP awards for our NEOs were determined based on the individual award targets and assessment of business performance, with no adjustments based on individual performance.

Name	Band	Individual Award Target [1] ($)	LTIP Business Performance Rating (0% - 143%)	2022 – 2024 Actual Award ($)
William F. Gifford, Jr.	A	3,431,341	109	3,740,000
Salvatore Mancuso	B	1,047,931	109	1,142,200
Jody L. Begley	B	1,052,654	109	1,147,400
Robert A. McCarter III	B	509,498	109	555,400
Heather A. Newman	C	676,500	109	737,400

[1] Award targets reflect prorations due to salary changes for bands A and B during the performance period.

Perquisites

The perquisites we provided to our NEOs in 2024 are set forth in the table in footnote 3 to the Summary Compensation Table on page 49. In addition to these perquisites, our NEOs received the same benefits that were available to our salaried employees generally.

Altria provides Mr. Gifford an online personal data removal service. This service mitigates the risk of social engineering cyber-attacks, which could be harmful for both him and Altria.

Mr. Gifford is required to use our aircraft for all air travel for purposes of security. The Committee approved a 2024 allowance of $100,000 for Mr. Gifford's personal aircraft usage. The allowance and Mr. Gifford's obligation to pay for personal use of the aircraft above the allowance are reflected in a time-sharing agreement with Altria. The Committee considers the potential value of personal aircraft usage in determining the other components of Mr. Gifford's total compensation.

Post-Termination Benefits and Change in Control Payments

We provide post-termination benefits to our NEOs, including retirement benefits and termination payments, if applicable, as well as payments in connection with a change in control.

- *Retirement Benefits.* Our NEOs participate in certain qualified and non-qualified retirement plans, which we believe promote executive retention and provide the opportunity for financial security in retirement. These retirement benefits are discussed in more detail in the narrative following the Pension Benefits table on page 52 and the Non-Qualified Deferred Compensation table on page 54.
- *Change in Control Payments.* Our 2015 PIP, our 2020 PIP and our proposed 2025 PIP include a double-trigger provision for vesting or payment of annual incentive awards, equity awards and long-term incentive cash awards, provided that the successor entity continues or assumes the plans and awards or replaces them with substantially similar awards. The details of these provisions are discussed under "Payments upon Change in Control or Termination of Employment" beginning on page 55.
- *Termination Payments.* The Severance Pay Plan for Salaried Employees ("Severance Plan"), which is generally applicable to all salaried employees, provides an opportunity for financial protection in the event of an involuntary termination of employment. This plan is discussed further under "Payments upon Change in Control or Termination of Employment" beginning on page 55.

Decision-Making Process

Role of the Compensation and Talent Development Committee

The Committee:

- Reviews and approves
  - our overall executive compensation philosophy and design;
  - corporate and individual goals and objectives relevant to the compensation of our CEO, evaluates the performance of our CEO in light of these goals and objectives and determines and approves the compensation of our CEO based on this evaluation; and

- the compensation of all executive officers.
- Makes recommendations to our Board with respect to incentive compensation plans and equity-based plans, administers and makes awards under such plans and reviews the cumulative effect of its actions.
- Monitors compliance by executives with our stock ownership and holding requirements.
- Monitors risks related to the design of our compensation program.
- Determines ratings for our performance for the annual and long-term incentive award formulas.
- Reviews initiatives and programs related to corporate culture and enterprise-wide talent development.

Committee Compensation Decisions for Executive Officers (other than our CEO)

Early each year, our CEO presents to the Committee compensation recommendations for our executive officers, other than himself, based on an assessment of their performance. The Committee reviews and discusses these recommendations with our CEO and, exercising its discretion, makes the final decision to approve the compensation of these individuals.

Committee Establishment of CEO Performance Goals and CEO Performance Evaluation

At the beginning of each year, our CEO proposes annual individual performance goals to the Committee for its consideration. The Committee establishes final goals and reviews them with our Board. Following the end of the year, the Committee discusses with our CEO his performance against the goals established the prior year and then, in its sole discretion, determines and approves our CEO's compensation. Other than discussing his prior year performance with the Committee, our CEO has no role in setting his own compensation.

Role of Consultants

For 2024, the Committee engaged Meridian Compensation Partners ("Meridian") as the Committee's independent consultant. Meridian provides the Committee advice and services, including:

- Regularly participating in Committee meetings, including executive sessions that exclude management;
- Providing advice and making recommendations with regard to executive compensation;
- Consulting with the Committee Chair and being available to consult with other Committee members between meetings;
- Advising on the composition of the CSG;
- Advising on our proxy statement and CD&A and supporting potential shareholder engagement on our executive compensation program;
- Providing competitive compensation information focused on CEO pay primarily from public filings, including annual proxy filings, by companies within our CSG;
- Providing competitive compensation information regarding incentive plan design and other pay program features;
- Providing a risk assessment with respect to our executive compensation program; and
- Providing a competitive review of annual and long-term incentives, as well as financial and strategic metrics.

For the year ended December 31, 2024, Meridian provided no services to Altria other than consulting services to the Committee regarding executive compensation.

The Committee reviews the current engagement and the objectivity and independence of the advice that Meridian provides on executive compensation. The Committee considered the six specific independence factors identified by the SEC and the NYSE and determined that Meridian is independent and Meridian's work did not raise any conflicts of interest.

Management engages Aon plc ("Aon"), which conducts a survey of CSG companies. The survey collects compensation data and competitive practices. Aon also provides benchmarking regarding non-employee director compensation. Aon provides neither advice nor recommendations on the form or amount of our executive or director compensation, nor does Aon attend Board or Committee meetings. The Committee considers any data provided by Aon as part of the Committee's executive compensation decision-making process.

Benchmarking

Compensation Strategy

We design our executive compensation program to deliver total target compensation (salary, annual and long-term cash awards, equity awards and benefits) within a reasonable range of market median paid to executives in the CSG, with variability depending on role criticality, performance, potential, contributions and various other factors, as determined by the Committee. Additionally, we design our program such that actual compensation outcomes can vary meaningfully above or below this target compensation depending on achievement against our pre-established business objectives and individual performance. We believe that this approach has contributed to our industry leadership position and is important to attract and retain world-class leaders, particularly given the unique challenges of our industry.

Compensation Survey Group

We annually compare our executive compensation program with the programs of the CSG companies and broader benchmarking data. The purpose of this annual review is to assure that our executive compensation program supports our ability to attract and retain executive talent. When determining the companies to include in the CSG, the Committee identifies companies that have all or most of the following characteristics:

- revenues generally between $5 and $75 billion;
- market capitalization of at least $10 billion;
- primarily focused on consumer products;
- limited business segments;
- businesses generally focused within the U.S.; and
- compete with us for executive talent.

Based on these criteria, the Committee included the following companies in the 2024 CSG and used this list for compensation-related decisions for 2024.

3M Company	General Mills, Inc.	McDonald's Corporation
Abbott Laboratories	The Hershey Company	Merck & Co., Inc.
Bristol-Myers Squibb Company	Kellanova	Mondelēz International, Inc.
The Coca-Cola Company	Kenvue Inc.	PepsiCo, Inc.
Colgate-Palmolive Company	Keurig Dr Pepper Inc.	Philip Morris International Inc.
Conagra Brands, Inc.	Kimberly-Clark Corporation	The Proctor & Gamble Company
Eli Lilly and Company	The Kraft Heinz Company	Starbucks Corporation

Risk Assessment

In 2024, the Committee requested its independent compensation consultant, Meridian, to conduct a risk assessment of our executive compensation program. Meridian's review focused on features generally recognized as potentially encouraging excessive risk-taking, features of our programs that mitigate risk and management's assessment of those features.

After reviewing Meridian's assessment in 2024, the Committee believes that neither the compensation program's design nor the individual elements of executive compensation encourage employees, including our NEOs, to take unnecessary or excessive risks. The executive compensation program also incorporates risk-mitigating features such as those shown in the list on the right, which the Committee considered as part of its assessment. We believe that any risks arising from our compensation policies and practices are not likely to have a material adverse effect on Altria.

Risk-Mitigating Features

- Appropriate compensation mix of fixed versus at-risk variable pay, annual versus long-term pay, cash versus equity and performance-based versus non-performance-based pay
- Multiple objective performance factors used for annual and long-term incentive awards, coupled with the Committee's authority to exercise negative discretion to reduce payouts
- Caps on annual and long-term incentive plan formulas
- Peer company benchmarking
- Significant stock ownership, holding requirements and anti-hedging/anti-pledging policies
- "Clawback" policies providing for the adjustment or recovery of executive compensation upon misconduct or the restatement of our financial statements
- Individual performance assessments that align NEO interests with the interests of shareholders

Other Considerations

Altria's Equity Grant Practices

We follow a quarterly cadence for granting equity awards, generally granting awards at the end of February, May, August and November. These grants are made directly by the Committee or, subject to certain limitations, by our CEO through the delegation of the Committee's authority. We may grant awards at other times in certain circumstances, such as a new hire or promotion; however, we generally delay such grants until the next quarterly grant date. We do not take material nonpublic information into account when determining the timing and terms of equity awards, and we do not time the disclosure of material nonpublic information for the purpose of affecting the value of equity awards. Our executive compensation program does not currently include grants of stock options or stock appreciation rights and none are outstanding.

Stock Ownership and Holding Requirements and Prohibition on Hedging and Pledging

The Committee has established stock ownership requirements under which all executives are expected to hold our common stock in an amount equal to a multiple of salary, as determined by their salary band. If the stock price declines, an executive may satisfy the requirement by holding a fixed number of shares based on the stock price at the beginning of the executive's acquisition period. For our NEOs, the Committee set the requirements as follows:

Band	Multiple of Salary
A	12
B	6
C	5

Additionally, we require executive officers to hold any shares received as compensation until they meet their stock ownership requirement.

We expect NEOs to meet their ownership requirement within five years of becoming subject to the requirement (or three years from a subsequent promotion date that results in an increased ownership requirement). Unvested RSUs count toward the stock ownership requirement; however, unvested PSUs do not count toward the requirement. As of December 31, 2024, all our NEOs satisfied their stock ownership requirement.

We have policies prohibiting our NEOs from engaging in hedging and pledging activities with respect to our shares, as described under "Prohibition on Hedging and Pledging" on page 71.

"Clawback" Policies Regarding the Adjustment or Recovery of Compensation

We have two "clawback" policies providing for the adjustment or recovery of compensation in certain circumstances. Under our clawback policy that is structured to comply with the requirements of the Dodd-Frank Act (filed as an exhibit to our 2024 Form 10-K), if we are required to restate our financial statements, we are generally required to recover reasonably promptly from any current or former executive officer any incentive-based compensation that would not have been paid but for the incorrect financial statements. The recovery requirement applies to incentive-based compensation received during the three fiscal years preceding the restatement. Incentive-based compensation is any compensation that is granted, earned or vested, based on the achievement of a financial reporting measure, such as our annual incentive awards, LTIP awards and PSUs.

Under our other clawback policy, which applies to all executives, if we are required to restate our financial statements, our Board or the Committee, in its discretion, may take such action as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its reoccurrence. In December 2024, we amended the policy to also provide that our Board or the Committee may take such action it deems necessary or appropriate in the event it determines that a current or former executive has engaged in misconduct, regardless of whether there is a financial reporting error in calculating any of the compensation paid to the executive. Action in the event of a restatement or misconduct may include, to the extent permitted by applicable law, in appropriate cases, requiring partial or full reimbursement of any bonus or other incentive compensation paid to the executive, causing the partial or full cancellation of RSUs or PSUs, adjusting the future compensation of such executive and dismissing or taking legal action against the executive, in each case as our Board or the Committee determines to be in the best interests of Altria and our shareholders.

Tax and Accounting Considerations

In addition to our executive compensation objectives and design principles, we consider tax and accounting treatment when designing and administering our compensation programs. One consideration is Internal Revenue Code Section 162(m), which limits our ability to deduct compensation paid to each covered officer for tax purposes to $1.0 million annually, subject to an exception for certain compensation granted or accrued before 2018. Covered officers include any officer who for

any year after 2016 was the principal executive officer, principal financial officer or one of the next three highest-paid officers.

Although the Committee considers tax deductibility and other tax and accounting treatment in making its compensation program decisions, the Committee's primary consideration is whether the compensation program promotes our Vision and aligns the interests of executives with those of our shareholders.

Compensation and Talent Development Committee Interlocks and Insider Participation

During 2024, no Altria executive officer served on the board of directors or compensation committee of any company that employs a member of our Board. No member of the Committee at any time during 2024 or at any other time had any relationship with us that would be required to be disclosed as a related person transaction under applicable SEC rules.

Compensation and Talent Development Committee Report for the Year Ended December 31, 2024

The Committee reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management. Based on its review and discussions with management, the Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation and Talent Development Committee:

George Muñoz, Chair
Marjorie M. Connelly
R. Matt Davis
Kathryn B. McQuade
Virginia E. Shanks
M. Max Yzaguirre

Compensation Tables and Other Matters

Summary Compensation Table

The following table provides the compensation information of our NEOs for 2024, 2023 and 2022.

Name and Principal Position during 2024	Year	Salary ($)	Stock Awards Grant Value [1] ($)	Non-Equity Incentive Plans: Annual Incentive Plan ($)	Non-Equity Incentive Plans: Long-Term Incentive Plan ($)	Change in Pension Value [2] ($)	All Other Compensation [3] ($)	Total ($)
William F. Gifford, Jr.,	2024	1,433,333	7,230,041	3,270,000	3,740,000	10,866,155	249,083	26,788,612
Chief Executive Officer,	2023	1,350,000	6,600,049	2,730,000	3,990,000	3,630,508	228,071	18,528,628
Altria Group, Inc.	2022	1,333,333	6,500,044	2,580,000	5,570,000	—	216,323	16,199,700
Salvatore Mancuso,	2024	796,550	2,012,524	1,047,900	1,142,200	946,441	79,655	6,025,270
Executive Vice President	2023	743,983	2,012,588	821,000	1,204,400	1,375,541	84,406	6,241,918
and Chief Financial	2022	704,367	2,012,554	791,100	1,706,500	—	80,445	5,294,966
Officer, Altria Group, Inc.								
Jody L. Begley,	2024	788,400	3,512,570	917,500	1,147,400	981,102	78,840	7,425,812
Executive Vice President	2023	752,650	2,012,588	812,500	1,214,800	1,439,900	85,273	6,317,711
and Chief Operating	2022	713,950	2,275,028	838,800	1,660,500	—	81,403	5,569,681
Officer, Altria Group, Inc.								
Robert A. McCarter III,	2024	677,250	2,176,003	736,400	555,400	—	101,588	4,246,641
Executive Vice President								
and General Counsel,								
Altria Group, Inc.								
Heather A. Newman,	2024	671,017	1,287,036	660,500	737,400	527,577	67,102	3,950,632
Senior Vice President,	2023	633,000	1,386,081	651,900	823,200	824,942	73,308	4,392,431
Chief Strategy & Growth	2022	569,650	1,386,030	636,500	1,108,600	—	66,973	3,767,753
Officer, Altria Group, Inc.								

(1) The amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718. The number of RSUs and PSUs awarded in 2024, together with their grant date values and vesting terms, is disclosed in the Grants of Plan-Based Awards during 2024 table on page 50. The assumptions we used in calculating the grant date fair values of the RSUs and the PSUs awarded in 2024 are described in Note 13 "Stock Plans" to our consolidated financial statements in the 2024 Form 10-K. The table below provides the grant date fair value of the PSUs awarded in 2024 for each of our NEOs assuming the maximum performance level is achieved.

William F. Gifford, Jr. ($)	Salvatore Mancuso ($)	Jody L. Begley ($)	Robert A. McCarter III ($)	Heather A. Newman ($)
7,230,009	1,610,027	1,610,027	540,801	1,029,659

(2) The amounts show the change in the present value of each NEO's pension benefits for each year from December 31 of the prior year to December 31 of the applicable year. Changes in present values are due to a variety of factors, including growth in benefit due to additional pay and service, passage of time and changes in the discount rate and mortality assumptions. The increase in Mr. Gifford's present value was primarily due to his achievement of 30 years of service in 2024, which makes him eligible for an unreduced pension. Mr. McCarter was hired after January 1, 2008 and, therefore, is not eligible to participate in our pension plans.

(3) Details of other compensation for each of our NEOs are provided below.

Name	Year	Allocation to Defined Contribution Plans [a] ($)	Personal Use of Company Aircraft [b] ($)	Car Expenses [c] ($)	Security [d] ($)	Total ($)
William F. Gifford, Jr.	2024	143,333	100,000	—	5,750	249,083
	2023	135,000	83,063	10,008	—	228,071
	2022	133,333	72,982	10,008	—	216,323
Salvatore Mancuso	2024	79,655	—	—	—	79,655
	2023	74,398	—	10,008	—	84,406
	2022	70,437	—	10,008	—	80,445
Jody L. Begley	2024	78,840	—	—	—	78,840
	2023	75,265	—	10,008	—	85,273
	2022	71,395	—	10,008	—	81,403
Robert A. McCarter III	2024	101,588	—	—	—	101,588
						—
						—
Heather A. Newman	2024	67,102	—	—	—	67,102
	2023	63,300	—	10,008	—	73,308
	2022	56,965	—	10,008	—	66,973

(a) Amounts represent allocations to tax-qualified and non-qualified supplemental defined contribution plans.

(b) Personal use of our aircraft reflects incremental costs, including trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contracts, hangar or aircraft parking, fuel (based on the average monthly cost of fuel per hour flown) and other smaller variable costs. For purposes of calculating incremental costs, we would include the incremental costs of any deadhead flights, or portions thereof, made in connection with personal travel. Fixed costs incurred in any event to operate our aircraft (*e.g.*, aircraft purchase costs, depreciation, maintenance not related to personal trips and flight crew salaries) would not be included. Mr. Gifford is required to pay his own taxes on imputed taxable income resulting from personal use of our aircraft.

(c) Car expenses reflect an annual cash vehicle allowance that ended in 2023.

(d) Security includes online personal data removal to mitigate the risk of social engineering cyber-attacks.

Grants of Plan-Based Awards during 2024

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units [4] (#)	Grant Date Fair Value of Stock Awards [5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
William F. Gifford, Jr.	2024	—	2,465,000	5,607,875 [1]					
	2024 – 2026	—	3,755,766	6,197,015 [2]					
	2/27/2024				—	85,883	171,766		3,615,004
	2/27/2024							88,718	3,615,037
Salvatore Mancuso	2024	—	760,475	1,482,926 [1]					
	2024 – 2026	—	1,156,234	1,907,786 [2]					
	2/27/2024				—	19,125	38,250		805,013
	2/27/2024							29,634	1,207,511
Jody L. Begley	2024	—	752,685	1,467,736 [1]					
	2024 – 2026	—	1,144,777	1,888,882 [2]					
	2/27/2024				—	19,125	38,250		805,013
	2/27/2024							29,634	1,207,511
	12/10/2024							26,897	1,500,046
Robert A. McCarter III	2024	—	604,085	1,177,965 [1]					
	2024 – 2026	—	927,849	1,530,951 [2]					
	2/27/2024				—	6,424	12,848		270,400
	2/27/2024							9,954	405,601
	4/1/2024							34,463	1,500,002
Heather A. Newman	2024	—	541,840	1,056,588 [1]					
	2024 – 2026	—	676,500	1,116,225 [2]					
	2/27/2024				—	12,231	24,462		514,830
	2/27/2024							18,951	772,206

[1] Reflects the target and maximum awards under the 2024 Annual Incentive Award plan. Actual awards paid under the 2024 Annual Incentive Award plan are shown in the "Annual Incentive Plan" column of the Summary Compensation Table. The maximum represents the awards payable assuming the highest level of business and individual performance is achieved.

[2] Represents the possible future payouts for the full three-year performance cycle of the 2024 – 2026 LTIP to be paid in early 2027. Award targets are prorated for salary changes while in band A or B and, for all salary bands, band changes during the three-year performance cycle; prorated targets are reflected for Messrs. Gifford, Mancuso, Begley and McCarter. The 2024 – 2026 LTIP performance cycle commenced on January 1, 2024 and will conclude on December 31, 2026. The maximum represents the awards payable assuming the highest level of business performance is achieved.

[3] Reflects target and maximum PSUs granted to our NEOs in 2024, which will vest on February 26, 2027. The actual number of units that vest will range between 0% and 200% of target, depending on actual performance during the performance period. Holders of PSUs will accrue dividend equivalents during the performance period, which will be paid at the end of the performance period based on the number of PSUs that vest.

[4] Reflects RSUs granted to our NEOs in 2024. Grants made on February 27, 2024, April 1, 2024 and December 10, 2024 will vest on February 26, 2027, March 29, 2029 and November 28, 2029, respectively. Holders of RSUs receive cash dividend equivalents paid quarterly during the vesting period.

[5] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718. The assumptions used in calculating the grant date fair values of the RSUs and the PSUs awarded in 2024 are described in Note 13 "Stock Plans" to our consolidated financial statements in the 2024 Form 10-K.

Outstanding Equity Awards as of December 31, 2024

			Stock Awards			
			RSUs		PSUs	
Name	Grant Date	Vesting Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [1] ($)
William F. Gifford, Jr.	2/27/2024	2/26/2027	88,718	4,639,064	85,883	4,490,822
	2/27/2023	2/26/2026	70,311	3,676,562	67,013	3,504,110
	2/24/2022	2/27/2025	78,396	4,099,327	49,909	2,609,742
	4/16/2020	4/16/2025	51,540	2,695,027	33,735	1,764,003
Salvatore Mancuso	2/27/2024	2/26/2027	29,634	1,549,562	19,125	1,000,046
	2/27/2023	2/26/2026	25,728	1,345,317	16,348	854,837
	2/24/2022	2/27/2025	24,273	1,269,235	15,453	808,037
	8/19/2020	8/21/2025	34,357	1,796,528	—	—
Jody L. Begley	12/10/2024	11/28/2029	26,897	1,406,444	—	—
	2/27/2024	2/26/2027	29,634	1,549,562	19,125	1,000,046
	2/27/2023	2/26/2026	25,728	1,345,317	16,348	854,837
	2/24/2022	2/27/2025	27,439	1,434,785	17,468	913,402
Robert A. McCarter III	4/1/2024	3/29/2029	34,463	1,802,070	—	—
	2/27/2024	2/26/2027	9,954	520,495	6,424	335,911
	2/27/2023	2/26/2026	8,642	451,890	5,492	287,177
	2/24/2022	2/27/2025	8,154	426,373	5,191	271,437
	1/28/2020	1/28/2025	14,036	733,942	—	—
Heather A. Newman	2/27/2024	2/26/2027	18,951	990,948	12,231	639,559
	2/27/2023	2/26/2026	17,719	926,527	11,259	588,733
	2/24/2022	2/27/2025	16,717	874,132	10,642	556,470
	8/19/2020	8/21/2025	22,905	1,197,702	—	—

[1] Market values are based on $52.29, the closing price of Altria common stock on December 31, 2024; and amount assumes target performance goals are achieved.

[2] Amount assumes target performance goals are achieved. The actual number of units that vest will range between 0% to 156% of target for grants prior to January 1, 2024 and 0% to 200% thereafter, depending on actual performance during the applicable performance cycle.

Stock Vested during 2024

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William F. Gifford, Jr.	127,126	5,199,453
Salvatore Mancuso	42,641	1,744,017
Jody L. Begley	42,641	1,744,017
Robert A. McCarter III	11,018	450,636
Heather A. Newman	25,172	1,029,535

Pension Benefits

The Pension Benefits table and the Non-Qualified Deferred Compensation table below generally reflect amounts accumulated as a result of service over the NEO's full career with Altria and our affiliates. The increments related to 2024 are reflected in the "Change in Pension Value" column of the Summary Compensation Table or, in the case of defined contribution plans, the "Allocation to Defined Contribution Plans" column of the table included in footnote 3 to the Summary Compensation Table. Mr. McCarter was hired after January 1, 2008 and, therefore, is not covered under our pension plans.

Name	Plan Name	Number of Years of Credited Service [1] (#)	Present Value of Accumulated Benefits [2] ($)	Payments During Last Fiscal Year ($)
William F. Gifford, Jr.	Altria Retirement Plan	30.25	2,106,055	—
	Benefit Equalization Plan (pension portion)	30.25	22,884,837	—
Salvatore Mancuso	Altria Retirement Plan	34.25	2,228,110	—
	Benefit Equalization Plan (pension portion)	34.25	8,736,501	—
Jody L. Begley	Altria Retirement Plan	29.50	1,337,762	—
	Benefit Equalization Plan (pension portion)	29.50	5,342,326	—
Heather A. Newman	Altria Retirement Plan	24.67	844,769	—
	Benefit Equalization Plan (pension portion)	24.67	2,285,937	—

[1] Years of credited service are as of December 31, 2024.

[2] The amounts shown in this column are based on a single life annuity and otherwise use the same assumptions applied for year-end 2024 financial disclosure under FASB authoritative guidance relating to retirement benefits, except that (a) the Benefit Equalization Plan ("BEP") amounts are based on a lump sum form of payment assuming an interest rate of 5.6% and (b) in accordance with SEC requirements, all benefits are assumed to commence at the earliest date on which, assuming continued employment, the individual would be eligible for benefits that are not reduced for early commencement. See Note 18 "Benefit Plans" to our consolidated financial statements in the 2024 Form 10-K for a description of the financial accounting assumptions referred to above.

Defined Benefit Plans

Our NEOs, along with the other salaried employees (except those hired after certain dates, including Mr. McCarter, and those who cease to accrue further benefit service), participate in the Altria Retirement Plan, a funded, tax-qualified, non-contributory defined benefit pension plan. In addition, our NEOs, other than Mr. McCarter, and other salaried employees with compensation above the IRS statutory limits, participate in the BEP, which is an unfunded supplemental plan providing benefits in excess of those provided under the Altria Retirement Plan.

Altria Retirement Plan

The majority of our employees hired prior to January 1, 2008 with at least five years of service are eligible for an annual, lifetime pension benefit from the Altria Retirement Plan. The benefit for the majority of those plan participants, including all our NEOs who participate in the Altria Retirement Plan, is based on the following formula and terms:



Pension Benefit = 1.45% of five-year average compensation (including certain incentive compensation plan payments) up to the applicable Social Security covered compensation amount + 1.75% of five-year average compensation (including certain incentive compensation plan payments) in excess of the applicable Social Security covered compensation amount × Years of credited service (up to a maximum of 35, except in limited circumstances)

Under the terms of the Altria Retirement Plan, credited service is limited to 35 years if incentive compensation is included in the determination of the five-year average compensation. Five-year average compensation is the highest average annual compensation (annual base salary plus incentive compensation) during a period of 60 consecutive months within the last 120 months of employment. If incentive compensation is not included in the determination of the five-year average compensation, then credited service is not limited to 35 years and the benefit for credited service over 35 years is 1.45% of the employee's five-year average compensation. Social Security covered compensation is generally an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches Social Security Full Retirement Age.

Pension benefit amounts are expressed as a single life annuity payable commencing at age 65, the Altria Retirement Plan's normal retirement age. The amount may be reduced as a result of permitted elections of continued payments to beneficiaries in the event of the retiree's death and/or for commencement of payments before attaining normal retirement age. Employees who terminate employment before age 50 with vested benefits may elect to commence payment of their accrued pensions after attaining age 55. For such employees, the election to commence payments before age 65 results in a reduction in the annual amount payable at a rate of 6% per year multiplied by the number of full and partial years by which benefit commencement precedes attainment of age 65. For employees who continue in employment until age 50 or older and have completed five years or more of credited service, the reduction for early commencement is 6% for each year and partial year by which the benefit commencement precedes age 60, with a maximum reduction of 30%.

If upon termination, an employee is at least age 50 with 30 years of service or age 60 or older with five years of service, the annuity immediately payable upon early retirement is 100% of that payable at normal retirement age. The result of becoming eligible for an early retirement benefit is an increase in the present value of the pension. Messrs. Gifford and Mancuso are currently eligible for an unreduced retirement benefit. Mr. Begley is currently eligible for reduced early retirement benefits. Ms. Newman is not currently eligible for either a reduced or unreduced early retirement benefit.

BEP Pension

Tax laws applicable to the Altria Retirement Plan limit the annual compensation that can be taken into account under that plan. As a result of these and/or certain other tax requirements, only a portion of the benefits calculated under the Altria Retirement Plan described above can be paid to our eligible NEOs and other affected employees from the Altria Retirement Plan. To compensate for benefits that would be lost by the application of these tax limits, our pension-eligible salaried employees, including our NEOs who participate in the Altria Retirement Plan, accrue supplemental pension benefits under the BEP Pension. BEP Pension benefits are paid in a lump sum following retirement.

The annual cash incentive compensation considered for purposes of pension determinations as described above for executives in salary bands A and B is limited to the lesser of either (a) actual annual cash incentive or (b) annual cash incentive at an annual incentive award business performance rating of 100% and an individual performance multiplier resulting in 115% of target based on year-end band and salary. As of December 31, 2024, Messrs. Gifford, Mancuso and Begley are subject to this limit as follows:

Name	2024 Annual Incentive Award ($)	Amount of 2024 Award Recognized for Future Pension Calculations ($)
William F. Gifford, Jr.	3,270,000	2,834,750
Salvatore Mancuso	1,047,900	918,246
Jody L. Begley	917,500	909,288

Non-Qualified Deferred Compensation

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year [1] ($)	Aggregate Earnings in Last Fiscal Year [2] ($)	Aggregate Withdrawals / Distributions in Last Fiscal Year ($)	Aggregate Balance at Last Fiscal Year-End [3] ($)
William F. Gifford, Jr.	Benefit Equalization Plan (deferred profit-sharing portion)	—	108,833	19,374	—	825,692
Salvatore Mancuso	Benefit Equalization Plan (deferred profit-sharing portion)	—	45,155	8,477	—	360,765
Jody L. Begley	Benefit Equalization Plan (deferred profit-sharing portion)	—	44,340	6,964	—	297,660
Robert A. McCarter III	Benefit Equalization Plan (deferred profit-sharing portion)	—	65,688	10,641	—	453,426
Heather A. Newman	Benefit Equalization Plan (deferred profit-sharing portion)	—	32,602	2,434	—	106,450

[1] The amounts in this column reflect contributions to the deferred profit-sharing portion of the BEP earned in 2024, which were credited to the participant's account as of the last business day of February 2025 and are included in the "Allocation to Defined Contribution Plans" column of the table included in footnote 3 to the Summary Compensation Table on page 49. The BEP DPS is further described below.

[2] The values in this column consist of amounts credited as earnings for 2024 on BEP account balances. These amounts do not constitute above-market earnings and are not included in amounts reported in the Summary Compensation Table on page 48.

[3] The aggregate balances shown include allocations reported in the Summary Compensation Table for previous years for Mr. Gifford, $618,051; for Mr. Mancuso, $176,188; for Mr. Begley, $174,002; and for Ms. Newman, $79,473. Allocations were also made for years when these individuals were not NEOs.

Defined Contribution Plans

Our NEOs participate in the Deferred Profit-Sharing Plan for Salaried Employees ("DPS Plan"), which is a broad-based tax-qualified defined contribution plan, and the deferred profit-sharing portion of the BEP ("BEP DPS"), which is an unfunded, non-qualified supplemental plan.

DPS Plan

The majority of our employees are eligible for the DPS Plan. Under the DPS Plan, we make a contribution (the "Altria Contribution") on behalf of each eligible participant for each year. Participants may also defer up to 35% of their eligible compensation on a pre-tax or after-tax basis into the DPS Plan, subject to DPS Plan and tax-qualification limits. The Altria Contribution is generally determined at the end of each year by comparing actual performance to adjusted diluted EPS guidance, with the contribution capped at 12% of each eligible DPS Plan participant's eligible compensation. For 2024, the Altria Contribution was a 10% contribution to each eligible DPS Plan participant's account. Salaried employees who are eligible for an Altria Contribution but who are not eligible for ongoing accruals in the Altria Retirement Plan are generally entitled to a supplemental Altria Contribution of 5% and matching contributions up to 3% on employee contributions. For 2024, Mr. McCarter was our only NEO who was eligible for the supplemental Altria Contribution and matching contributions. For purposes of the DPS Plan, eligible compensation for our NEOs is the amount reported as salary in the Summary Compensation Table. Participants may receive the balance in their account under the DPS Plan upon termination of employment in a lump sum, as a deferred lump sum payment or in installments over a period of years.

BEP DPS

The BEP DPS provides benefits that cannot be provided under the DPS Plan because of one or more statutory limits. For example, the tax laws limit the amount of compensation that can be considered under the DPS Plan for any year and impose other limits on the amounts that can be allocated to individuals' accounts. A salaried participant whose salary exceeds the compensation limit or was otherwise affected by a tax law limit receives an amount generally equal to the additional benefit the participant would have received under the DPS Plan but for the application of the tax law limits. Accordingly, bookkeeping accounts reflecting this additional amount have been maintained under the BEP DPS for our NEOs and other affected participants. A further notional allocation is made annually to reflect the amount credited to the participant's account under the BEP DPS assuming the account was invested in the Interest Income Fund maintained under the DPS Plan. The Interest Income Fund is invested in a variety of high-quality fixed-income instruments with strong credit ratings and, for 2024, produced earnings at a rate of 2.45%. BEP DPS allocations are paid in a lump sum following separation from service.

Payments upon Change in Control or Termination of Employment

We do not have individual employment, severance or change in control agreements with any of our NEOs. The following arrangements apply in the event of a change in control or certain terminations of employment.

Payments upon Change in Control

The 2015 PIP applies to all equity awards granted in 2020 prior to June 1. The 2020 PIP applies to all equity awards granted on or after June 1, 2020, the 2024 Annual Incentive Award plan, the 2022 – 2024 LTIP, the 2023 – 2025 LTIP and the 2024 – 2026 LTIP. The 2015 PIP and the 2020 PIP cover all participants in these programs, including our NEOs. Upon a change in control of Altria, payment of awards will not be triggered unless the successor entity either (i) fails to assume outstanding awards or replace them with substantially similar awards or (ii) assumes or replaces outstanding awards, but the participant's employment is terminated by the successor entity for any reason other than "cause" or by the participant with "good reason" within a specified time period. This is commonly referred to as a "double trigger" payment provision.

If the payment of awards is triggered, it would have the following consequences:

- the restrictions on outstanding RSUs, PSUs or restricted stock awards would lapse;
- any stock options and stock appreciation rights would become fully vested and exercisable;
- awards of the types described in the above two bullets would be cashed out at the change in control price or the fair market value on the date of termination of employment, as applicable;
- fully earned but unpaid annual and long-term incentive awards would become payable; and
- annual and long-term incentive awards for performance cycles not yet completed as of the change in control date would become payable, but only on a prorated basis (the number of full or partial months divided by the total number of months in the performance cycle) applied as follows:
  - annual incentive awards at the greater of the target award amount or the average of the participant's actual last three years' awards; and
  - long-term incentive cash awards at target.

For these purposes, for both the 2015 PIP and the 2020 PIP, a change in control occurs: (a) upon an acquisition of 20% or more of either our outstanding common stock or the voting power of our outstanding voting securities by an individual or entity, excluding certain acquisitions involving us or our affiliates or where our beneficial owners continue to meet certain ownership thresholds, coupled with the election to our Board of at least one individual determined in good faith by a majority of the then-serving members of our Board to be a representative or associate of such individual or entity, (b) when members of our Board, or members thereafter nominated or elected by such members, cease to constitute a majority of our Board, (c) upon certain reorganizations, mergers, share exchanges and consolidations involving us or (d) upon our liquidation or dissolution, or sale of substantially all of our assets, with limited exceptions.

As of December 31, 2024, the amounts that would have become payable to our NEOs on a change in control of Altria followed by a successor failing to assume/replace awards or a qualifying termination of employment were as follows:

Change in Control and Either (1) Successor Fails to Assume/Replace Awards or (2) Qualifying Termination of Employment

Name	Unvested RSUs [1] ($)	Unvested PSUs [1] ($)	Completed 2024 Annual Incentive [2] ($)	Completed 2022 – 2024 LTIP [3] ($)	2023 – 2025 LTIP [4] ($)	2024 – 2026 LTIP [5] ($)	Total ($)
William F. Gifford, Jr.	15,109,980	12,368,677	2,688,000	3,431,341	2,446,119	1,251,922	37,296,039
Salvatore Mancuso	5,960,642	2,662,920	815,833	1,047,931	740,883	385,411	11,613,620
Jody L. Begley	5,736,108	2,768,285	865,233	1,052,654	738,486	381,592	11,542,358
Robert A. McCarter III	3,934,770	894,525	604,085	509,498	479,116	309,283	6,731,277
Heather A. Newman	3,989,309	1,784,762	633,367	676,500	451,000	225,500	7,760,438

[1] Assumes a change in control price of $52.29, the closing price of Altria common stock on December 31, 2024 and payment at target for PSUs. Reflects the outstanding equity awards granted under the 2015 PIP and the 2020 PIP.

[2] Based on the executive having worked the entire performance period and the greater of the target award payable under the 2024 Annual Incentive Award plan or the average of the executive's actual last three years' awards. The 2024 Annual Incentive Award plan is subject to the terms of the 2020 PIP.

[3] Based on the target award payable under the 2022 – 2024 LTIP and the executive having worked the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

[4] Based on the target award payable under the 2023 – 2025 LTIP and the executive having worked 24 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

[5] Based on the target award payable under the 2024 – 2026 LTIP and the executive having worked 12 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

Upon a change in control, the retirement benefits under the BEP described above under "Pension Benefits" and "Non-Qualified Deferred Compensation" become payable, without any additional benefits or enhancements as a result of the change in control.

We maintain a non-qualified grantor trust (the "Trust"), commonly known as a "rabbi trust," to provide a limited amount of financial security for the participants' unfunded benefits under the BEP in the event of a change in control of Altria. The Trust is unfunded until funding is triggered by a change in control. In such an event, Trust assets would still be subject to the claims of our general creditors in cases of insolvency and bankruptcy. The Trust does not provide additional benefits or enhancements to the participants in the BEP.

Other than the BEP payments and Trust funding, none of our retirement plans or any other related agreements provide our NEOs with an additional enhancement, early vesting or other benefit in the event of a change in control or termination of employment, except for certain plan provisions applicable to all plan participants that, in the event of a change in control, ensure vesting and continuation of profit-sharing contributions for the year in which a change in control occurs and the following two years. All of our NEOs are fully vested in the retirement plans for which they are eligible and other related agreements. Similarly, no special provisions apply to any of our NEOs with respect to continued medical, life insurance or other insurance coverage following termination of employment whether or not in connection with a change in control.

Termination Payments

In the event of certain involuntary terminations of employment, a majority of our salaried employees, including all of our NEOs, are eligible for severance benefits under the Severance Plan. The Severance Plan provides for severance pay (based on salary) and continuation of certain benefits for up to 64 weeks depending on years of service. In order to receive any of these benefits, eligible employees must execute a general release of claims. Periods for which employees are entitled to severance payments may be counted toward vesting (up to 52 weeks) for purposes of the Altria Retirement Plan and post-retirement medical coverage.

The following table shows the amount of severance that would be paid under the Severance Plan to each eligible NEO had he or she been involuntarily separated on December 31, 2024 and eligible for these payments:

Name	Severance Payments ($)
William F. Gifford, Jr.	1,784,615
Salvatore Mancuso	1,034,462
Jody L. Begley	1,024,369
Robert A. McCarter III	484,615
Heather A. Newman	833,600

In the event of death or long-term disability, all salaried employees with awards of unvested RSUs or PSUs, including our NEOs, become fully vested in those awards. In addition, our NEOs, like other salaried employees, may become entitled to prorated awards under the Annual Incentive Award plan and LTIP based on the target payment amount, subject to the discretion of Altria and the Committee. Our NEOs would also become entitled to the same life insurance and long-term disability plan benefits as other salaried employees upon a death or disability.

The following table shows the amounts that would be paid if our eligible NEOs had died or become disabled as of December 31, 2024:

Name	Unvested RSUs [1] ($)	Unvested PSUs [1] ($)	Completed 2024 Annual Incentive [2] ($)	Completed 2022 – 2024 LTIP [3] ($)	2023 – 2025 LTIP [4] ($)	2024 – 2026 LTIP [5] ($)	Total ($)
William F. Gifford, Jr.	15,109,980	12,368,677	2,465,000	3,431,341	2,446,119	1,251,922	37,073,039
Salvatore Mancuso	5,960,642	2,662,920	760,475	1,047,931	740,883	385,411	11,558,262
Jody L. Begley	5,736,108	2,768,285	752,685	1,052,654	738,486	381,592	11,429,810
Robert A. McCarter III	3,934,770	894,525	604,085	509,498	479,116	309,283	6,731,277
Heather A. Newman	3,989,309	1,784,762	541,840	676,500	451,000	225,500	7,668,911

[1] Based on the closing price of Altria common stock of $52.29 on December 31, 2024. Reflects the equity awards granted under the 2015 PIP and the 2020 PIP.

[2] Based on the executive having worked the entire performance period and the target award payable under the 2024 Annual Incentive Award plan. Payment is subject to the discretion of the Committee. The 2024 Annual Incentive Award plan is subject to the terms of the 2020 PIP.

[3] Based on the target award payable under the 2022 – 2024 LTIP and the executive having worked the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

[4] Based on the target award payable under the 2023 – 2025 LTIP and the executive having worked 24 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

[5] Based on the target award payable under the 2024 – 2026 LTIP and the executive having worked 12 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2020 PIP.

Upon retiring at the normal retirement age of 65 and the completion of five years of service, all salaried employees, including our NEOs, with unvested RSUs or PSUs become vested in the awards. None of our NEOs reached normal retirement age as of December 31, 2024.

In the event of a voluntary termination of employment or an involuntary termination of employment for cause, our NEOs are not eligible to receive severance, equity vesting or other amounts or benefits other than those provided to other salaried employees. The Committee has the discretion, however, to fully or partially vest any employee holding an RSU or PSU or to pay a cash amount with respect to a forfeited award upon early retirement or upon other terminations of employment, as well as to provide for prorated payments of awards under the Annual Incentive Award plan and LTIP in similar situations, and has exercised this discretion from time to time in appropriate circumstances.

Following any termination of employment, each of our NEOs is subject to a confidentiality and non-competition agreement and, like other salaried employees, is entitled to the retirement plan benefits described under "Pension Benefits" and "Non-Qualified Deferred Compensation" above.

CEO Pay Ratio

For 2024, our last completed fiscal year:

- the annualized total compensation, including non-cash benefits, of our CEO (Mr. Gifford) was $26,805,168;

- the annual total compensation, including non-cash benefits, of the median Altria employee (excluding our CEO) was $158,795; and

- the ratio of our CEO's annual total compensation to that of the median Altria employee was 169 to 1.

To identify the median employee, we used the following methodology:

- We compiled a list of all employees as of December 31, 2024, which showed 6,184 total employees.
  - As permitted by the de minimis exemption under applicable SEC rules, we then excluded all non-U.S. employees (143) located in Canada (38), Sweden (103) and the United Kingdom (2), as they represented 5% or less of our total workforce.

- We calculated the annual total compensation of each employee using a consistently applied compensation measure ("CACM") defined as the sum of:
  - IRS Form W-2 Box 1 wages plus pre-tax benefit contributions;
  - an estimate of the annual change in pension value (if eligible for our defined benefit pension plan);
  - Altria's 2024 contribution to each employee's defined contribution plan account; and
  - the value of Altria-provided non-cash benefits for non-discriminatory benefit plans, including medical, dental, vision, life insurance, accidental death and dismemberment, short- and long-term disability.

- We annualized the 2024 compensation of all full- and part-time employees hired after January 1, 2024 who were not temporary or seasonal. We did not make a full-time equivalent adjustment for any employee.

- Many of our employees participate in our defined benefit pension plan and receive company contributions to their defined contribution plan accounts. We believe that adding these components to the CACM not only results in a reasonable approximation of their annual total compensation, but also mitigates large fluctuations in the median employee total compensation from one year to the next.

For purposes of the ratio described above, we determined the median employee's total compensation for 2024 in the same manner used to determine our CEO's total compensation for 2024 as reported in the "Total" column in the Summary Compensation Table, except that, in each case, non-cash benefits were added.

Our median employee for 2024 was an ALCS employee. Many of our employees are long-tenured employees, and we employ few part-time employees.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay Versus Performance

Set forth below is information about the relationship between "compensation actually paid" to our NEOs and certain financial performance measures. For further information concerning our pay-for-performance philosophy and how we align executive compensation with our performance, refer to "Compensation Discussion and Analysis" beginning on page 27.

Year	Summary Compensation Table Total for First CEO [1] ($)	Compensation Actually Paid to First CEO [1][2] ($)	Summary Compensation Table Total for Second CEO [1] ($)	Compensation Actually Paid to Second CEO [1][2] ($)	Average Summary Compensation Table Total for Non-CEO NEOs [3] ($)	Average Compensation Actually Paid to Non-CEO NEOs [3] ($)	Altria Total Shareholder Return ($)	Peer Group Total Shareholder Return [4] ($)	Net Income [5] ($ in millions)	Adjusted Diluted EPS [6] ($)
							— Value of Initial Fixed $100 Investment Based on:			
2024	—	—	26,788,612	24,949,438	5,800,571	7,535,200	157.88	132.50	11,264	5.12
2023	—	—	18,528,628	14,405,880	5,705,089	4,627,220	112.08	127.99	8,130	4.95
2022	—	—	16,199,700	18,053,441	5,304,553	5,884,220	116.24	133.76	5,764	4.84
2021	—	—	12,626,972	14,938,175	3,917,487	4,933,885	111.37	122.64	2,475	4.61
2020	17,835,316	883,271	12,238,397	8,561,449	4,992,680	3,046,417	89.62	105.56	4,467	4.36

[1] The First CEO is Howard A. Willard III who retired as Chairman and CEO effective April 14, 2020. The Second CEO is William F. Gifford, Jr. who was elected CEO effective April 16, 2020.

[2] The dollar amounts represent the amount of compensation actually paid to each NEO, as computed in accordance with applicable SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid to each NEO during the applicable year. For 2024, the following adjustments were made to the amounts shown in the "Total" column of the Summary Compensation Table ("SCT") to calculate the compensation actually paid amounts:

	Deductions from SCT Total		Additions to SCT Total [a]					
Year	Grant Date Fair Value of Equity Awards [b] ($)	Change in Pension Value [c] ($)	Value for Outstanding Awards Granted This Year [d] ($)	Change in Fair Value for Outstanding Awards Granted in Prior Years [e] ($)	Change in Fair Value for Vested Awards [f] ($)	Prior-Year Fair Value for Forfeited Awards Granted in any Prior Year [g] ($)	Dividend Equivalents Paid [h] ($)	Pension Service Costs [i] ($)
CEO Adjustments	7,230,041	10,866,155	9,426,677	3,518,826	66,579	—	1,135,944	2,108,996
Average Non-CEO NEOs Adjustments	2,270,710	818,373	2,673,182	801,103	15,924	—	325,134	600,332

[a] Fair values shown apply updated assumptions from the grant date assumptions described in Note 13 "Stock Plans" to our consolidated financial statements included in our 2024 Form 10-K. Fair values for PSUs take into account the probable outcome of the performance conditions as of the last day of 2024 or, if earlier, the vesting date. Fair values for RSUs use the price of Altria common stock as of the last day of 2024 or, if earlier, the vesting date.

[b] Each amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718.

[c] The amounts show the change in the present value of each NEO's pension benefits for 2024 from December 31, 2023 to December 31, 2024.

[d] Reflects the fair value as of December 31 for outstanding and unvested grants awarded during 2024.

[e] For awards granted before 2024, reflects the change in fair value between the end of 2023 and 2024 for outstanding and unvested awards.

[f] For awards that vested, reflects the change in fair value between the end of 2023 and the vest date.

[g] Reflects the fair value as of the end of 2023 for awards forfeited during the year.

[h] Reflects the sum of all dividend equivalents on unvested RSUs that were paid during the year.

[i] Reflects the actuarial present value of benefits attributed by the pension benefit formula to services rendered by each NEO during that period.

[3] The non-CEO NEOs included in the 2024 average compensation are Salvatore Mancuso, Jody L. Begley, Robert A. McCarter III and Heather A. Newman. The non-CEO NEOs included in the 2021, 2022 and 2023 average compensation are Salvatore Mancuso, Murray R. Garnick, Jody L. Begley and Heather A. Newman. The non-CEO NEOs included in the 2020 average compensation are Salvatore Mancuso, Murray R. Garnick, Jody L. Begley and Charles N. Whitaker.

[4] The peer group is the S&P 500 Food, Beverage & Tobacco Index, which is the same peer group used in the performance graph in Part II, Item 5 of our 2024 Form 10-K.

[5] Net income represents net earnings attributable to Altria as disclosed in the applicable year's Annual Report on Form 10-K.

[6] Adjusted diluted EPS is a non-GAAP financial measure. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

The following graphs show the relationships between compensation actually paid for our CEO and non-CEO NEOs versus select measures:

Compensation Actually Paid versus Cumulative TSR



Compensation Actually Paid versus Net Income



Compensation Actually Paid versus Adjusted Diluted EPS [1]



[1] Adjusted diluted EPS is a non-GAAP financial measure. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

Altria Cumulative TSR versus Peer Group Cumulative TSR



The following table lists the most important performance measures that Altria used to link company performance to compensation actually paid to the NEOs for the most recently completed fiscal year. The first five items listed are financial performance measures. Strategic initiatives are non-financial performance measures that are defined by the Committee with respect to awards under the cash-based annual incentive award and LTIP programs.

Most Important Performance Measures
Adjusted Diluted EPS [1]
Adjusted Discretionary Cash Flow [1]
Total Adjusted OCI [1]
Cash Conversion [1]
Relative TSR
Strategic Initiatives

[1] Adjusted diluted EPS, adjusted discretionary cash flow, total adjusted OCI and cash conversion are non-GAAP financial measures. See Exhibit C to this Proxy Statement for information regarding non-GAAP financial measures.

Proposal 3	Non-Binding Advisory Vote to Approve the Compensation of Altria's Named Executive Officers	Our Board recommends a vote **FOR** this proposal.

We are providing shareholders with the opportunity to express their opinions on our executive compensation program through a non-binding advisory vote to approve the compensation of our named executive officers, as such compensation is disclosed in this Proxy Statement. In response to the preference expressed by our shareholders at our 2023 Annual Meeting, our Board adopted a policy of holding this non-binding advisory vote annually.

At the 2024 Annual Meeting, over

95%

of the votes cast approved our NEO compensation on an advisory basis.

At our 2024 Annual Meeting, 95.1% of the shares voted were cast in support of the compensation of our named executive officers. We believe that our executive compensation program successfully aligns the interests of our named executive officers with the interests of our shareholders by promoting our annual and long-term business strategies, rewarding the successful execution of those strategies in a fair and financially disciplined manner and supporting our ability to attract, develop and retain world-class leaders. We encourage shareholders to review carefully the "Compensation Discussion and Analysis" and accompanying compensation tables and narrative discussion beginning on page 27 for a more detailed description of our executive compensation program and decisions, including our pay-for-performance philosophy and alignment.

We are asking shareholders to vote on the following non-binding resolution:

"RESOLVED, that shareholders of Altria Group, Inc. approve on an advisory basis the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section, the compensation tables, related footnotes and narrative discussion of this Proxy Statement."

 **RECOMMENDATION FOR**

Our Board recommends a vote FOR this proposal.

This vote is not binding upon Altria, our Board or the Committee. Nevertheless, the Committee values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

We currently intend to hold the next non-binding advisory vote to approve the compensation of our named executive officers at our 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting") unless our Board modifies its policy of holding this vote on an annual basis.

Proposal	Approval of the 2025 Performance Incentive	Our Board recommends a vote
4	**Plan**	**FOR**
		this proposal.

Introduction

We currently grant equity awards to our management under the 2020 PIP, which was approved by our shareholders at our 2020 Annual Meeting of Shareholders. Under the terms of the 2020 PIP, no awards can be made after May 31, 2025. Consequently, on February 27, 2025, our Board adopted the 2025 Performance Incentive Plan (the "2025 PIP"), subject to approval by our shareholders.

The 2025 PIP is intended to be the successor to the 2020 PIP. Any shares remaining under the 2020 PIP will no longer be available to be granted as new awards after May 31, 2025. No awards can be made under the 2025 PIP unless it is approved by our shareholders at the 2025 Annual Meeting.

The 2025 PIP provides for the potential issuance of up to 25 million shares of Altria common stock. This represents approximately 1.5% of all outstanding shares and is the same number of shares authorized under the 2020 PIP.

Our Board believes that the 2025 PIP is an important element of Altria's overall compensation program. We believe the 2025 PIP will support our ongoing efforts to develop and retain world-class leaders and enable us to provide incentives that are aligned with the interests of our shareholders.

Highlights of the 2025 PIP

Shares Available	25 million shares
Total Potential Dilution	Approximately 1.5% (25 million shares / 1.69 billion shares outstanding as of March 25, 2025)
Share Recycling	Prohibited
Eligibility	All employees
Change in Control	Double-trigger
Minimum Vesting Period	12 months, subject to limited exceptions
Duration	10 years (effective June 1, 2025 through the day of our 2035 Annual Meeting)
Maximum Awards (individual limits)	■ Annual incentive award: $10 million ■ Long-term incentive award: $8 million, multiplied by the number of years in the performance cycle ■ Stock options or SARs: 3 million shares ■ Other stock-based awards: 1 million shares
Forfeiture / Clawback	Awards are subject to recoupment under certain circumstances
Administration	C&TD Committee (entirely comprised of independent directors)

Summary of the 2025 PIP

The following general description of material features of the 2025 PIP is qualified in its entirety by reference to the provisions of the 2025 PIP attached to this Proxy Statement as Exhibit A.

Who may receive awards under the 2025 PIP?

Any employee of Altria or any subsidiary or affiliate, including any executive officer or employee director of Altria or a subsidiary or affiliate, will be eligible to receive awards under the 2025 PIP. We have not yet determined which of those eligible employees will receive grants under the 2025 PIP. Therefore, we cannot, at this time, determine the benefits to be allocated to any individual or to any group of employees.

Does the 2025 PIP include maximum award amounts?

The 2025 PIP limits the awards that may be granted to any employee in any calendar year. Under the 2025 PIP, no employee may receive awards of more than:

- 1,000,000 shares of common stock (in total) in any calendar year, if such awards are restricted stock, RSUs, PSUs and other stock-based awards (except other stock-based awards with values based on spread values);
- 3,000,000 shares of common stock (in total) in any calendar year, if such awards are stock options, SARs and other stock-based awards with values based on spread values;
- $10,000,000 in total annual incentive awards (taking into account cash and the fair market value of any shares of common stock payable with respect to an award); and
- $8,000,000 multiplied by the number of years in the applicable performance cycle for individual long-term incentive awards (taking into account cash and the fair market value of any common stock payable with respect to an award).

Does the 2025 PIP have a minimum vesting period?

Stock-based awards will provide for a minimum 12-month vesting period, except that up to 5% of the shares of common stock available under the 2025 PIP can be used for stock-based awards with a vesting period less than the minimum 12-month vesting period. Also, awards may vest before the end of such minimum 12-month vesting period in the event of death, disability, retirement or a change in control, or in the case of an award that replaces or substitutes for a pre-existing award in connection with a corporate transaction.

How many shares will be reserved for awards?

Twenty-five million shares of common stock (approximately 1.5% of the shares of common stock outstanding as of March 25, 2025) will be reserved and available for awards under the 2025 PIP. This represents the same number of shares authorized in the previous shareholder-approved 2020 PIP. In determining the number of shares proposed under the 2025 PIP, the C&TD Committee considered historical and potential future equity grant practices and potential shareholder dilution, among other factors. Unused shares will be canceled and will not roll over when the 2025 PIP terminates. The expected dilution is substantially below the median equity compensation dilution within our peer group of 5.7%.

If any award under the 2025 PIP is exercised, cashed out or forfeited, or terminates or expires, without payment being made in the form of common stock, the shares underlying those unpaid awards will no longer be available for distribution under the 2025 PIP. Similarly, shares that are used by an employee to pay withholding taxes or as payment for the exercise price of an award will no longer be available for distribution under the 2025 PIP. If a SAR or similar award based on spread value with respect to shares of common stock is exercised, the total number of shares of common stock with respect to which such award is granted (rather than only the net number of shares issued) will be deemed delivered for purposes of determining the maximum number of shares available for delivery under the 2025 PIP. Unless otherwise determined by the C&TD Committee, a recipient may exercise stock options by paying cash or tendering common stock to us in full or partial payment of the exercise price. No new awards will be made under the 2020 PIP after May 31, 2025, which is the day prior to the effective date of the 2025 PIP, except for certain adjustments or substitutions with respect to previous awards as described in "*What happens to outstanding awards in the event of a corporate transaction?*" below.

What would happen in the event of a change in control?

The 2025 PIP provides that, in the event of a "change in control," awards will not be paid unless the successor entity either (i) fails to assume outstanding awards or replace them with substantially similar awards or (ii) assumes or replaces outstanding awards, but the participant's employment is terminated by the successor entity for any reason other than "cause" or by the participant with "good reason" before two years from the date of the change in control. In the event of such double-trigger, the following treatment will apply:

- the restrictions applicable to outstanding restricted stock, RSUs, PSUs and other stock-based awards will lapse (for PSUs, based on target amounts);
- all stock options and SARs will become fully vested and immediately exercisable;
- awards described in the preceding two bullets will be cashed out based on the change in control price or, if applicable, the fair market value on the date of termination of employment; and
- outstanding annual and long-term cash incentive awards will be vested and paid out on a prorated basis, based on (i) the greater of the target award amount or the average of the participant's last three years' awards for annual incentive awards and (ii) the target award amount for long-term cash incentive awards.

The definition of "change in control" in the 2025 PIP is the same as in the 2020 PIP, as described under "Payments upon Change in Control or Termination of Employment" beginning on page 55.

The C&TD Committee may also make certain adjustments and substitutions in connection with a change in control or similar transactions or events as described in "*What happens to outstanding awards in the event of a corporate transaction?*" below.

What types of awards are available under the 2025 PIP?

Annual and Long-Term Incentive Awards

Annual and long-term incentive awards may be granted under the 2025 PIP. Such awards will be earned only if corporate and business unit performance objectives over performance cycles, established by or under the direction of the C&TD Committee, are met. Awards may be paid in the form of cash, shares of common stock or any combination thereof, as determined by the C&TD Committee.

Restricted Stock

Shares of restricted common stock may be awarded under the 2025 PIP. The restricted stock will vest and become transferable upon the satisfaction of conditions set forth in the respective restricted stock award agreement. Except as specified in the restricted stock award agreement, the holder of a restricted stock award will have all the rights of a holder of common stock with respect to his or her restricted shares, including the right to receive dividends and vote such shares.

Restricted Stock Units and Performance Stock Units

Units representing the right to receive common stock, cash or both (as determined by the C&TD Committee) may also be awarded. RSUs and PSUs will vest upon the satisfaction of conditions set forth in the respective award agreements. Unless otherwise specified in an RSU or PSU award agreement, the holder of an RSU or PSU award will have none of the rights of a holder of common stock until shares of common stock are actually delivered in satisfaction of such units, though dividend equivalents with respect to such awards may be payable, as described under *Dividends and Dividend Equivalents* below.

Stock Options

The 2025 PIP will permit the grant of non-qualified stock options and incentive stock options ("ISOs"), which qualify for special tax treatment. The exercise price for any stock option will not be less than the fair market value of common stock on the date of grant. No stock option may be exercised more than 10 years after the date of grant.

Stock Appreciation Rights

SARs may also be granted either alone or in combination with stock options. SARs entitle the holder upon exercise to receive an amount in any combination of cash or shares of common stock (as determined by the C&TD Committee) equal in value to the excess of the fair market value of the shares covered by such right over the grant price. The grant price for SARs will not be less than the fair market value of the common stock on the date of grant. No SARs may be exercised more than 10 years after the date of grant.

Other Stock-Based Awards

The 2025 PIP also provides for other awards that are denominated in, valued by reference to, or otherwise based on or related to common stock. The terms of grant, purchase, exercise, exchange or conversion of other stock-based awards will be specified by the C&TD Committee. Where the value of such stock-based award is based on the difference between the fair market value of the shares covered by such award and the exercise price, the grant price for such award will not be less than the fair market value on the date of grant. Such awards will have a term of no more than 10 years.

Dividends and Dividend Equivalents

The C&TD Committee may provide for the payment of dividends on shares of common stock granted in connection with awards or dividend equivalents with respect to any shares of common stock subject to an award (such as RSU and PSU awards) that have not actually been issued under the award. In the case of unvested awards that vest based on the satisfaction of performance goals (such as PSUs), dividends or dividend equivalents will not be paid before the C&TD Committee determines the extent to which performance goals associated with such awards have been satisfied.

What happens to outstanding awards in the event of a corporate transaction?

In the event of any transaction or event that affects the common stock, including a merger, reorganization, spin-off or other transaction, the C&TD Committee is authorized to make appropriate adjustments or substitutions with respect to awards granted under the 2025 PIP. It is intended that these adjustments and substitutions would only be those the C&TD Committee determines are appropriate to reflect the occurrence of such transaction or event to maintain substantially the same award value.

The number of shares of common stock subject to awards granted in substitution of awards of an acquired company or business or a company or business with which Altria or our affiliate combines will not be counted against the shares of common stock available for distribution under the 2025 PIP.

Who administers the plan?

The C&TD Committee (or a subcommittee thereof) will administer the 2025 PIP. The C&TD Committee will select the groups of eligible employees to whom awards will be granted and will set the terms of such awards, including any performance goals applicable to annual and long-term incentive awards. The C&TD Committee may delegate its authority and power under the 2025 PIP to one or more of our officers, subject to guidelines prescribed by the C&TD Committee, but only to the extent consistent with Section 16 of the Exchange Act and any other securities law requirements.

Federal Income Tax Consequences

Restricted Stock

The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the shares are no longer subject to substantial risk of forfeiture. At the time the restrictions lapse, the employee will recognize ordinary income equal to the then fair market value of the stock. The employee may, however, make an election to include the value of the shares in gross income in the year of award despite such restrictions.

Restricted Stock Units and Performance Stock Units

Generally, an employee will not recognize ordinary income until common stock, cash or other property become payable under the RSU or PSU, even if the award vests in an earlier year.

Non-Qualified Stock Options

Non-qualified stock options will not be taxable to an employee at grant but generally will result in taxation at exercise, at which time the employee will recognize ordinary income in an amount equal to the difference between the option's exercise price and the fair market value of the shares on the exercise date.

Incentive Stock Options

An employee will generally not recognize ordinary income on receipt or exercise of an ISO; however, the amount by which the fair market value of the shares on the exercise date exceeds the exercise price is an adjustment in computing the employee's alternative minimum tax in the year of exercise. Upon sale or other disposition of the shares acquired upon exercise of an ISO, the employee will be taxed on the difference between the exercise price and the fair market value of the shares upon disposition. If the employee meets certain holding period requirements, all of this income will be treated as long-term capital gain. Otherwise, a portion of this income generally will be treated as ordinary income and the remainder generally will be short-term or long-term capital gain.

Stock Appreciation Rights

To the extent that the requirements of the Internal Revenue Code are met, there are no immediate tax consequences to an employee when a SAR is granted. When an employee exercises the right to the appreciation in fair market value of shares represented by a SAR, payments made in common stock are normally includable in the employee's gross income for regular income tax purposes.

Other Stock-Based Awards/Incentive Awards

Any cash payments or the fair market value of any common stock or other property an employee receives in connection with other stock-based awards, incentive awards or as unrestricted payments equivalent to dividends on unfunded awards or on restricted stock are includable in income in the year received or made available to the employee without substantial limitations or restrictions.

Deductibility of Awards

With respect to each type of award described above, we will generally be entitled to deduct the amount the employee includes in income as a business expense in the year of payment (other than in connection with certain ISOs). However, Internal Revenue Code Section 162(m) places a $1,000,000 annual limit on the compensation deductible by us paid to certain of our executives, including compensation resulting from awards under the 2025 PIP.

Other Tax Consequences

State and international tax consequences may in some cases differ from those described above.

Other Information

If approved by shareholders, the 2025 PIP will be effective on June 1, 2025, and, except as otherwise provided by the Board, no awards will be made after the date of our 2035 Annual Meeting, provided that any Awards granted prior to that date may extend beyond it.

Our Board may amend or terminate the 2025 PIP, and the C&TD Committee may amend any award thereunder, provided that no amendment will be made without shareholder approval if shareholder approval is required under applicable law, regulation or stock exchange rule. Amendments may not be made without shareholder approval if they (i) reprice an award or make certain changes to an award in any manner that reduces or has the effect of reducing the exercise price of any stock option or similar award or (ii) increase the number of shares of common stock available under the 2025 PIP.

On March 25, 2025, the closing price of Altria common stock was $56.71.

 **RECOMMENDATION FOR**

Our Board recommends a vote FOR this proposal.

Proposal 5	Approval of the 2025 Stock Compensation Plan for Non-Employee Directors	Our Board recommends a vote FOR this proposal.

Introduction

We currently grant annual equity awards to our non-employee directors (see page 15) under the 2015 Director Stock Plan, which was approved by shareholders at our 2015 Annual Meeting of Shareholders. Under the terms of the 2015 Director Stock Plan, no awards can be made after the awards made immediately following the 2025 Annual Meeting. Consequently, on February 27, 2025, our Board adopted the 2025 Stock Compensation Plan for Non-Employee Directors (the "2025 Director Stock Plan"), subject to approval by our shareholders.

The 2025 Director Stock Plan is intended to be the successor to the 2015 Director Stock Plan. No awards can be made under the 2025 Director Stock Plan unless it is approved by our shareholders.

The purposes of the 2025 Director Stock Plan are to (i) promote the alignment of interests between our non-employee directors and our shareholders and (ii) assist us in attracting and retaining non-employee directors by affording them an opportunity to share in our future successes.

Highlights of the 2025 Director Stock Plan

The following table highlights key differences between the 2025 Director Stock Plan and the 2015 Director Stock Plan:

	2025 Director Stock Plan	2015 Director Stock Plan
Annual Limit on Cash and Stock Non-Employee Director Compensation	Annual limit of $700,000 on the total of the cash and stock compensation paid to each non-employee director other than the Board Chair.	No limit on total compensation for non-employee directors.
Annual Limit on Cash and Stock Paid to Board Chair	Annual limit of $1,200,000 on the total of the cash and stock compensation paid to the non-employee director Board Chair.	No limit on total compensation for non-employee director Board Chair.

Other key terms of the 2025 Director Stock Plan are the same as the 2015 Director Stock Plan:

Shares Available	1 million shares
Share Recycling	Prohibited
Duration	10 years
Administration	NCGSR Committee (entirely comprised of independent directors)

Summary of the 2025 Director Stock Plan

The following general description of material features of the 2025 Director Stock Plan is qualified in its entirety by reference to the provisions of the 2025 Director Stock Plan attached to this Proxy Statement as Exhibit B.

Who may receive awards under the 2025 Director Stock Plan?

Only members of our Board who are not full-time employees of Altria or our subsidiaries will be granted awards under the 2025 Director Stock Plan. At present, 10 non-employee directors will be granted awards under the 2025 Director Stock Plan if it is approved by shareholders.

How many shares will be reserved for awards?

One million shares of common stock (approximately 0.06% of the shares of common stock outstanding as of March 25, 2025) will be reserved and available for awards under the 2025 Director Stock Plan. No shares will remain available for new awards under the 2015 Director Stock Plan after the awards made immediately following the 2025 Annual Meeting.

If any stock option or other stock-based award under the 2025 Director Stock Plan is exercised, cashed out or forfeited, or terminates or expires, without payment being made in the form of common stock, the shares subject to such award will not again be available for distribution under the 2025 Director Stock Plan. Similarly, shares that are used by a non-employee director to pay withholding taxes or as payment for the exercise price of an award thereunder will not again be available for distribution under the 2025 Director Stock Plan. As determined by the NCGSR Committee, stock options may be exercised by payment in cash or by tendering common stock to us in full or partial payment of the exercise price.

Is there a limit on the cash and stock compensation paid to non-employee directors?

Yes. The sum of the fair market value of an individual non-employee director's stock and cash compensation paid annually will not exceed $1,200,000 for the Chair and $700,000 for each other non-employee director.

What will non-employee directors receive?

On the day of each annual meeting of shareholders starting in 2026, non-employee directors will each receive shares of common stock having an aggregate fair market value of $185,000 or greater, as determined by the NCGSR Committee or our Board. The Board Chair will receive additional shares of common stock having an aggregate fair market value of $150,000 or greater, as determined by the NCGSR Committee or our Board. Although other types of awards may be granted under the 2025 Director Stock Plan, our Board's current practice is to award only fully vested shares of common stock. If non-employee director compensation practices change, the 2025 Director Stock Plan permits awards to be made in the form of cash, stock options, other stock-based awards or any combination thereof. Other stock-based awards are awards denominated in, valued in whole or in part by reference to, or otherwise based on or related to, the common stock.

What are the general terms of stock options and other stock-based awards?

If the annual award is made in the form of stock options or similar other stock-based awards, the exercise price of each such award will be the fair market value of a share of common stock on the date of grant. The term of each stock option or similar other stock-based award will be 10 years. Each stock option or other stock-based award will vest in not less than 12 months from the date of the grant. Such awards will be forfeited if the participant ceases to be a non-employee director during any vesting period.

Will non-employee directors be required or permitted to defer shares?

The NCGSR Committee may require or permit a participant to defer the receipt of shares of common stock under the 2025 Director Stock Plan. Such deferrals are recorded in a notional account and credited with dividend equivalents in the same amounts as cash dividends paid on shares of common stock.

What happens to outstanding awards in the event of a corporate transaction?

In the event of any transaction or event that affects the common stock or any other securities by reference to which any portion of an award is measured, the NCGSR Committee is authorized to make appropriate adjustments or substitutions with respect to awards granted under the 2025 Director Stock Plan. It is intended that these adjustments and substitutions would only be those the NCGSR Committee determines are appropriate to reflect the occurrence of such transaction or event to maintain substantially the same award value. The NCGSR Committee is also authorized to provide for payment of outstanding awards in cash.

Who administers the 2025 Director Stock Plan?

The NCGSR Committee, a subcommittee thereof or the NCGSR Committee's delegate will administer the 2025 Director Stock Plan.

Federal Income Tax Consequences

Common Stock, Stock Options and Other Stock-Based Awards

Awards of fully vested shares of common stock are taxable to the non-employee director in the year awarded unless he or she has timely filed an election to defer receipt of the shares, in which case taxation occurs in the year received. Any stock options granted under the 2025 Director Stock Plan will not be taxable to a non-employee director at grant but will result in taxation at exercise, at which time the non-employee director will recognize ordinary income in an amount equal to the difference between the option's exercise price and the fair market value of the shares on the exercise date. In general, other stock-based awards, such as restricted stock or RSUs, are not taxable to the director at grant, but are taxable as ordinary income at a later date when vested or paid.

Other Tax Consequences

For each type of award, we will generally be entitled to deduct the amount the director includes in income as a business expense in the year of vesting or payment. State and international tax consequences may in some cases differ from those described above.

Other Information

If approved by shareholders, the 2025 Director Stock Plan will be effective on the day following the 2025 Annual Meeting and will expire after the awards made immediately following the 2035 Annual Meeting of Shareholders, unless terminated earlier or extended by our Board. Any awards granted before our 2025 Director Stock Plan expires or is terminated may extend beyond the expiration or termination date.

Our Board may amend or terminate the 2025 Director Stock Plan and the NCGSR Committee may amend any award thereunder, provided that no amendment will be made without shareholder approval if shareholder approval is required under applicable law, regulation or stock exchange rule. Amendments generally may not be made without shareholder approval if they (i) reprice an award or make certain changes to an award in a manner that reduces or has the effect of reducing the exercise price of any stock option or similar award or (ii) increase the number of shares of Altria common stock available under the 2025 Director Stock Plan.

The following table sets forth benefits to be received by our non-employee directors on an annual basis starting in 2026:

New Plan Benefits
2025 Director Stock Plan

	Value ($)
Each individual non-employee director	185,000
Board Chair	150,000
Non-employee directors as a group (10 in total) [1]	2,000,000

[1] Assumes no change in the number of non-employee directors and that each non-employee director remains in office.

The table above reflects benefits expected to be received by non-employee directors in 2026; however, for 2026 and future years, the fair market value of non-employee directors' awards and Board Chair award may exceed $185,000 and $150,000, respectively, as determined by the NCGSR Committee or our Board, and such awards will be paid in the form determined by the NCGSR Committee.

 **RECOMMENDATION FOR**

Our Board recommends a vote FOR this proposal.

Equity Compensation Plan Information

The number of shares of Altria common stock to be issued upon exercise or vesting and the number of shares remaining available for future issuance under our equity compensation plans at December 31, 2024, were as follows:

Plan Category	(a) Number of Shares to be Issued upon Exercise of Outstanding Options and Vesting of Deferred Stock	(b) Weighted Average Exercise Price of Outstanding Options	(c) Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders [1]	5,151,964 [2]	–	18,837,904 [3]

[1] The following plans have been approved by Altria shareholders and have shares referenced in column (a) or column (c): the 2015 PIP, the 2020 PIP and the 2015 Director Stock Plan.

[2] Represents 3,973,485 shares of RSUs and 1,178,479 shares that may be issued upon vesting of PSUs if maximum performance measures are achieved.

[3] Includes 18,304,061 shares available under the 2015 PIP and 2020 PIP and 533,843 shares available under the 2015 Director Stock Plan, and excludes shares reflected in column (a). No shares will be available for new grants or awards after May 31, 2025 under the 2020 PIP or after our 2025 Annual Meeting of Shareholders under the 2015 Director Stock Plan.

Ownership of Equity Securities

Directors, Nominees and Executive Officers

The following table shows the number of shares of Altria common stock beneficially owned as of February 28, 2025, by each director, nominee for director, NEO and our directors and executive officers as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer, as well as all directors and executive officers as a group, is less than 1% of the outstanding shares.

Name	Amount and Nature of Beneficial Ownership [1][2]
Jody L. Begley	234,375
Ian L.T. Clarke	11,728
Marjorie M. Connelly	12,812
R. Matt Davis	12,451
William F. Gifford, Jr.	402,078
Debra J. Kelly-Ennis	67,907
Salvatore Mancuso	158,090
Robert A. McCarter III	25,182
Kathryn B. McQuade	93,108
George Muñoz	116,818
Heather A. Newman	63,473
Virginia E. Shanks	39,461
Richard S. Stoddart	40
Ellen R. Strahlman	19,565
M. Max Yzaguirre	12,812
Group (17 persons)	**1,423,693**

[1] Does not include RSUs or PSUs granted to executive officers or Altria share equivalents allocated to the accounts of directors who participate in the Deferred Fee Plan.

[2] Includes shares as to which voting or investment power is shared with or controlled by another person and as to which beneficial ownership is not disclaimed as follows: Mr. Davis, 178 (shares held by spouse); Mr. Stoddart, 40 (shares held in trust by spouse); and group, 14,072. Also includes shares of deferred stock as follows: Mr. Clarke, 8,565; Ms. Connelly, 12,812; Ms. Kelly-Ennis, 67,907; Ms. McQuade, 90,024; Mr. Muñoz, 24,689; Ms. Shanks, 12,812; Dr. Strahlman, 17,565; and Mr. Yzaguirre, 12,812.

In addition to the shares shown in the table above, as of February 28, 2025, directors who participate in the Deferred Fee Plan had the following Altria share equivalents allocated to their accounts: Ms. Kelly-Ennis, 28,719; Ms. McQuade, 9,611; Mr. Muñoz, 22,685; and Dr. Strahlman, 13,612. See "Deferrals of Cash Retainers and Equity Awards" on page 15 for a description of the Deferred Fee Plan for non-employee directors.

Insider Trading Policy

We have adopted an insider trading policy that governs transactions in our securities by our directors, officers and employees, and by Altria and our subsidiaries. Our insider trading policy is designed to promote compliance with insider trading laws, rules and regulations applicable to us. A copy of our insider trading policy is filed as Exhibit 19 to our 2024 Form 10-K.

Prohibition on Hedging and Pledging

In order to align the interests of our directors and executive officers with those of our shareholders, we expect our directors and executive officers to hold a significant number of shares of Altria common stock. Because the hedging of shares may weaken the alignment of the interests of our directors and executive officers with those of our shareholders, we have a policy prohibiting our directors and executive officers, including our NEOs, from engaging in any transactions (such as puts, calls, options, swaps, collars, forward sales or other derivative instruments) with respect to Altria common stock held by them to hedge or offset any decrease in the market value of Altria common stock. In addition, we have a policy that discourages our officers and other employees from using derivative instruments to hedge the value of any Altria security.

We also have a policy that prohibits pledging of shares of Altria common stock by our directors and executive officers.

Certain Other Beneficial Owners

The following table sets forth information regarding persons or groups known to us to be beneficial owners of more than 5% of our outstanding common stock:

Name and Address of Beneficial Owner	Shares Beneficially Owned (#)	Common Stock Ownership as of March 25, 2025 (%)
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	126,395,276 [1]	7.50%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	159,701,169 [2]	9.47%

[1] According to the Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 26, 2024, disclosing the number of shares as of December 31, 2024.

[2] According to the Schedule 13G/A filed with the SEC by The Vanguard Group on February 13, 2024, disclosing the number of shares as of December 31, 2024.

Instructions for the Annual Meeting

The 2025 Annual Meeting will be a virtual meeting conducted via live webcast. There will be no physical meeting location. Shareholders will have the same rights and opportunities to participate in our virtual meeting as they would at an in-person meeting.

How to Attend the Virtual Annual Meeting Via Live Webcast

You are entitled to participate in the meeting if you were a shareholder of record as of the close of business on March 25, 2025 or if you hold a valid proxy for the Annual Meeting. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote during the meeting.

To attend the virtual meeting, visit www.virtualshareholdermeeting.com/ALTRIA2025 and enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials, voting instruction form or e-delivery notification. The meeting will start at 9:00 a.m., Eastern Time, on Thursday, May 15, 2025. We encourage you to access the meeting prior to the start time to familiarize yourself with the virtual meeting platform and ensure you can hear the streaming audio. Online access will be available starting at 8:30 a.m., Eastern Time, on May 15, 2025.

The virtual meeting platform is accessible by most current web browsers and devices if running the most updated version of applicable software. Participants should ensure that they have a strong Internet connection wherever they intend to participate in the meeting.

If you are unable to attend the meeting, you may appoint a designee to attend in your place. Please contact Altria Shareholder Services at 804-484-8838 to learn how to properly appoint a designee.

A webcast replay will be posted to our Investor Relations website at www.altria.com under Investors following the meeting.

How to Vote

Your vote is very important. We strongly encourage you to vote your shares prior to the meeting. We encourage you to use internet, telephone or mobile device voting prior to the meeting or to complete, sign and return your proxy card or voting instruction form so that your shares will be represented and voted at the meeting even if you cannot attend.

Shareholders may also vote during the meeting. For online participants, once logged into the virtual meeting platform, you will be able to vote your shares by clicking the "Vote Here!" button.

Submitting Questions during the Annual Meeting

Shareholders may submit written questions once logged into the virtual platform subject to a 1,000 character limit. Questions pertinent to meeting matters will be answered during the question and answer portion of the meeting, subject to a time limit prescribed by the Rules of Conduct that are available at www.altria.com under Investors and will also be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the relevancy of questions to meeting matters. Questions will be answered in the order in which they are received. Questions on the same topic may be summarized and responded to collectively in the interest of time. In the event we reach the time limit and questions relevant to the meeting and otherwise consistent with the Rules of Conduct remain unanswered, we plan to respond to those questions (if appropriate) by contacting the shareholder directly using contact information provided during the login process.

Technical Difficulties

If you encounter any difficulties accessing the virtual meeting, you should call the technical support number that will be posted on the virtual meeting login page.

Questions and Answers about the 2025 Annual Meeting and Voting

1. Why did I receive these proxy materials?

Our Board of Directors is furnishing you this Proxy Statement to solicit proxies on its behalf to be voted at the 2025 Annual Meeting on May 15, 2025 at 9:00 a.m., Eastern Time. The proxies may also be voted at any adjournments or postponements of the meeting.

All properly executed written proxies, and all properly completed proxies submitted by telephone or by the Internet, that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy unless the proxy is revoked before the completion of voting at the meeting.

2. What is a proxy?

It is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Our Board of Directors has designated William F. Gifford, Jr. and Robert A. McCarter III as proxies for the 2025 Annual Meeting.

3. What is the record date and what does it mean?

The record date for the 2025 Annual Meeting is March 25, 2025 (the "record date"). The record date was established by our Board of Directors as required by Virginia law. Only shareholders of record at the close of business on the record date are entitled to:

- receive notice of the meeting; and
- vote at the meeting and any adjournments or postponements of the meeting.

Each shareholder of record on the record date is entitled to one vote for each share of our common stock held. On the record date, there were 1,686,341,385 shares of our common stock outstanding and entitled to vote at the 2025 Annual Meeting.

4. What is the difference between a shareholder of record and a shareholder who holds shares in street name?

If your shares are registered in your name on the books and records of our transfer agent, Computershare Trust Company, N.A., you are a shareholder of record.

If your shares are held for you in the name of your broker, bank or other nominee, your shares are held in street name. The answer to Question 14 below describes brokers' discretionary voting authority and when your broker, bank or other nominee is permitted to vote your shares without instructions from you.

If you hold shares in street name, you must provide appropriate voting instructions to your broker, bank or other nominee in order to vote your shares as discussed in the answer to Question 14 below. It is important that all shareholders vote their shares.

5. How can I vote my shares of common stock?

By Telephone or Internet: All shareholders of record may vote their shares by telephone (within the U.S., U.S. territories and Canada, there is no charge for the call) or by the Internet, using the procedures and instructions described on the Notice of Internet Availability of Proxy Materials, proxy card and other communications that accompanied your proxy materials. Street name holders may vote by telephone or the Internet if their brokers, banks or other nominees make those methods available. If that is the case, each broker, bank or other nominee will enclose instructions with this Proxy Statement. The telephone and internet voting procedures, including the use of control numbers, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

In Writing: All shareholders also may vote by mailing their completed and signed proxy card (in the case of shareholders of record) or their completed and signed voting instruction form (in the case of street name holders).

Online During the Meeting: All shareholders may vote during the meeting by entering the 16-digit control number included on their proxy card, Notice of Internet Availability of Proxy Materials, voting instruction form or e-delivery notification once logged in to the virtual platform at www.virtualshareholdermeeting.com/ALTRIA2025.

6. May shareholders ask questions during the 2025 Annual Meeting?

Shareholders will be able to submit written questions once logged into the virtual meeting platform subject to a 1,000 character limit. Online access will be available beginning at 8:30 a.m., Eastern Time, on May 15, 2025. Questions pertinent to meeting matters will be answered during the question and answer portion of the meeting, subject to a time limit prescribed by the Rules of Conduct, which are available at www.altria.com under Investors and will also be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the relevancy of questions to meeting matters. Questions will be answered in the order in which they are received. Questions on the same topic may be summarized and responded to collectively in the interest of time. In the event we reach the time limit and questions relevant to the meeting and otherwise consistent with the Rules of Conduct remain unanswered, we plan to respond to those questions (if appropriate) by contacting the shareholder directly using the contact information provided during the login process.

In order to ask a question, shareholders will be required to enter their 16-digit control number upon login to the virtual meeting platform. Because this is a meeting of shareholders, only shareholders with a valid control number will be allowed to ask questions during the meeting.

7. How do I vote if I participate in the dividend reinvestment plan?

The proxy card includes your dividend reinvestment plan shares. The answer to Question 5 above explains how you can vote.

8. How do I vote shares held in the DPS Plan for Salaried Employees or the DPS Plan for Hourly Employees?

If you own shares of Altria common stock through an account in our defined contribution plans (the DPS Plan for Salaried Employees or the DPS Plan for Hourly Employees), you can instruct the plan trustee to vote the shares held in your account by voting as explained in the answer to Question 5 above. Unless your proxy for your defined contribution plan shares is received by May 12, 2025, the trustee of such defined contribution plan will vote your plan shares in the same proportion as those plan shares for which instructions have been received, unless applicable law requires otherwise.

9. What does it mean if I receive more than one set of proxy materials?

It means that you have multiple accounts with brokers and/or our transfer agent and, for employees, former employees and retirees, in one of our defined contribution plans (see Questions 7 and 8). In these instances, you will receive more than one set of our proxy materials and potentially through different delivery methods. *If you receive more than one delivery of our proxy materials, each delivery represents a different account/block of shares and each account/block of shares must be voted separately in order to vote all your shares.*

We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address so you receive one set of proxy materials for the consolidated accounts for voting purposes. Our transfer agent is Computershare Trust Company, N.A. Computershare's address is Computershare, P.O. Box 43078, Providence, Rhode Island 02940-3078; you can reach Computershare at 1-800-442-0077 (from within the U.S. or Canada) or 1-781-575-3572 (from outside the U.S. or Canada).

10. What items will be voted on at the 2025 Annual Meeting?

Proposal 1

Election of Directors

See pages 17-22.

Voting Requirement

Directors will be elected by a majority of the votes cast. A majority of the votes cast means that the number of votes FOR a nominee must exceed the number of votes AGAINST that nominee.

Any incumbent director who receives a greater number of votes AGAINST his or her election than votes FOR such election is required to offer promptly in writing to submit his or her resignation to our Board in accordance with our Corporate Governance Guidelines. The NCGSR Committee will consider the offer and recommend to our Board whether to accept the offer. Our full Board will consider all factors it deems relevant to the best interests of Altria and our shareholders, make a determination and publicly disclose its decision and rationale within 90 days after confirmation of the election results.

Board Recommendation

Our Board recommends a vote **FOR** each of the nominees named in the Proxy Statement.

Voting Choices

- Vote for a nominee;
- Vote against a nominee; or
- Abstain from voting on a nominee.

Proposal 2

Ratification of the Selection of Independent Registered Public Accounting Firm

See page 25.

Voting Requirement

The selection of the independent registered public accounting firm will be ratified if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation

Our Board recommends a vote **FOR** this proposal.

Voting Choices

- Vote for the ratification;
- Vote against the ratification; or
- Abstain from voting.

Proposal 3

Non-Binding Advisory Vote to Approve the Compensation of Altria's NEOs

See page 62.

Voting Requirement

The compensation of our NEOs will be approved if the votes cast FOR exceed the votes cast AGAINST.

This vote is not binding upon Altria, our Board or the C&TD Committee. Nevertheless, the C&TD Committee values the opinions expressed by shareholders through their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our NEOs.

Board Recommendation

Our Board recommends a vote **FOR** this proposal.

Voting Choices

- Vote for the compensation of our NEOs;
- Vote against the compensation of our NEOs; or
- Abstain from voting.

Proposal 4	Approval of the 2025 Performance Incentive Plan
	See page 63.

Voting Requirement
The 2025 Performance Incentive Plan will be approved if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation
Our Board recommends a vote **FOR** this proposal.

Voting Choices
- Vote for the plan;
- Vote against the plan; or
- Abstain from voting.

Proposal 5	Approval of the 2025 Stock Compensation Plan for Non-Employee Directors
	See page 68.

Voting Requirement
The 2025 Stock Compensation Plan for Non-Employee Directors will be approved if the votes cast FOR exceed the votes cast AGAINST.

Board Recommendation
Our Board recommends a vote **FOR** this proposal.

Voting Choices
- Vote for the plan;
- Vote against the plan; or
- Abstain from voting.

11. Are votes confidential?

We hold the votes of each shareholder in confidence from directors, officers and employees, except: as necessary to meet applicable legal requirements and to assert or defend claims for or against us; in the case of a contested proxy solicitation; if a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to us; or to allow the independent inspectors of election to certify the results of the vote.

12. Who counts the votes?

We retain an independent tabulator to receive and tabulate the proxies and appoint independent inspectors of election to certify the results.

13. What if I do not specify a choice for a matter when returning a proxy?

Shareholders should specify their voting choice for each matter. If you sign and return your proxy (if voting by mail) or submit your proxy (if voting through the Internet or by telephone), but you do not make a specific choice for one or more matters, your shares will be voted FOR the election of each of the nominees for director, FOR the proposal to ratify the selection of PricewaterhouseCoopers, FOR the non-binding advisory vote to approve the compensation of our NEOs, FOR the approval of the 2025 Performance Incentive Plan and FOR the approval of the 2025 Stock Compensation Plan for Non-Employee Directors.

14. Will my shares be voted if I do not provide my proxy or voting instructions?

Shareholders of Record: If you are a shareholder of record (see Question 4 above), your shares will not be voted if you do not provide your proxy unless you vote during the meeting (see Question 5 above). *It is, therefore, important that you vote your shares.*

Street Name Holders: If your shares are held in street name (see Question 4 above) and you do not provide your voting instructions to your broker, bank or other nominee, your shares may be voted by your broker, bank or other nominee but <u>only</u> under certain circumstances. Specifically, under the NYSE rules, shares held in the name of your broker, bank or other nominee may be voted by your broker, bank or other nominee on certain "routine" matters if you do not provide voting instructions. Only the ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm is considered a "routine" matter for which brokers, banks or other nominees may vote uninstructed shares.

The other proposals to be voted on at the meeting are <u>not</u> considered "routine" under NYSE rules, so your broker, bank or other nominee cannot vote your shares on any of these other proposals unless you provide to your broker, bank or other nominee voting instructions for each of these matters. If you do not provide voting instructions on a non-routine matter, your shares will not be voted on that matter, which is referred to as a "broker non-vote." *It is, therefore, important that you vote your shares.*

Defined Contribution Plan Holders: If you own shares of Altria common stock through an account in our defined contribution plans, refer to the answer to Question 8 above for an explanation of how your shares are voted if you do not provide your voting instructions.

15. Are abstentions and broker non-votes counted?

For purposes of all proposals, abstentions and broker non-votes will not be considered votes cast and, therefore, will not affect the outcome of the vote on those proposals at the 2025 Annual Meeting. Broker non-votes are described more particularly in Question 14 above.

16. How can I revoke a proxy or change my vote?

If you are a shareholder of record, you can revoke a proxy or change your vote before the completion of voting at the meeting by:

- giving written notice to our Corporate Secretary;
- delivering a later-dated proxy; or
- voting during the meeting.

If your shares are held in street name, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.

17. Who will pay the cost of this proxy solicitation?

We will pay the cost of this solicitation of proxies. In addition to the use of the mail, some of our officers and employees may solicit proxies by telephone or e-mail and will request brokerage houses, banks and other custodians, nominees and fiduciaries to forward soliciting materials to the beneficial owners of shares held of record by such persons. We will reimburse such persons for expenses incurred in forwarding such soliciting material. It is contemplated that additional solicitation of proxies will be made in the same manner under the engagement and direction of our proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, at an anticipated cost of $24,000, plus reimbursement of out-of-pocket expenses.

18. How many votes must be present to hold the 2025 Annual Meeting?

In order for us to conduct the meeting, a majority of our outstanding shares of common stock as of the record date must be present in person or by proxy at the meeting. This is referred to as a quorum. Your shares are counted as present at the meeting if you attend the meeting or if you properly return a proxy by Internet, telephone or mail regardless of whether you attend the meeting.

Abstentions and shares of record held by a broker, bank or other nominee ("broker shares") that are voted on any matter are also included in determining the number of shares present. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

Questions and Answers about Communications, Altria Documents and Shareholder Proposals/Nominations

1. How do I communicate with our Board of Directors?

Shareholders and other interested parties who wish to communicate with our Board may do so by writing to the Chair of the Board, Board of Directors of Altria Group, Inc., 6601 West Broad Street, Richmond, Virginia 23230. The non-management directors have established procedures for the handling of communications from shareholders and other interested parties and have directed our Corporate Secretary to act as their agent in processing any communications received. Communications that relate to matters that are within the scope of the responsibilities of our Board and its committees are to be forwarded to the Chair. Communications that relate to matters that are within the responsibility of one of the committees are also to be forwarded to the Chair of the appropriate committee. Communications that relate to ordinary business matters that are not within the scope of our Board's responsibilities, such as customer complaints, are to be sent to the appropriate subsidiary. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any non-management director who wishes to review them.

2. How can a shareholder nominate a director or submit a proposal for next year's annual meeting?

Business proposals for inclusion in next year's Proxy Statement (Rule 14a-8): SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 of the Exchange Act. Proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy statement for the 2026 Annual Meeting (presently anticipated to be held on May 14, 2026) must be received by our Corporate Secretary no later than December 4, 2025.

Director nominees for inclusion in next year's Proxy Statement (Proxy Access): Our By-Laws permit a shareholder (or group of shareholders (up to 20)) who has owned a significant amount of Altria common stock (at least 3% of our outstanding shares) for a significant amount of time (at least three years) to submit director nominees (the greater of two or up to 20% of the Board) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our By-Laws. Director nominations submitted under this By-Law provision must be received by our Corporate Secretary between November 4, 2025 and December 4, 2025.

Director nominees and other business proposals for consideration at next year's Annual Meeting: Our By-Laws also set forth the procedures that a shareholder must follow to nominate a candidate for election as a director or to propose other business for consideration at shareholder meetings, in each case, not submitted either under proxy access or Rule 14a-8. In each case, director nominations or proposals for other business for consideration at the 2026 Annual Meeting submitted under these By-Law provisions must be received by our Corporate Secretary between November 4, 2025 and December 4, 2025.

Materials may be sent to the Office of the Corporate Secretary (i) by mail to the Office of the Corporate Secretary, Altria Group, Inc., 6601 West Broad Street, Richmond, Virginia 23230 or (ii) by email to shareholderservices@altria.com. Notice must include the information required by our By-Laws, which are available on our website at www.altria.com under About Altria or without charge upon written request to our Corporate Secretary.

3. What is householding?

Under SEC rules, companies and intermediaries such as brokers, banks and other nominees are permitted to satisfy proxy material delivery requirements by delivering one proxy statement and one annual report, or one notice of Internet availability for each shareholder account, as applicable, in one envelope to all shareholders residing at the same address who share the same last name (or the company or intermediary reasonably believes are members of the same family). This method of delivery is known as "householding."

Householding reduces the number of mailings that shareholders receive, saves on printing and postage costs and conserves natural resources. Shareholders who participate in householding continue to receive separate proxy cards, voting instruction forms or notices of Internet availability, as applicable, which will allow each individual to vote independently.

Registered Shareholders: If you are a registered shareholder who is currently participating in householding and would like to opt out of householding for future deliveries of your annual proxy materials, please contact our transfer agent,

Computershare Trust Company, N.A., in writing to Computershare, P.O. Box 43078, Providence, Rhode Island 02940-3078, or by calling 1-800-442-0077. If you wish to receive a separate copy of this Proxy Statement and our 2024 Form 10-K, please call 1-800-579-1639. You will need the 16-digit control number located on your proxy card, Notice of Internet Availability of Proxy Materials or e-delivery notification. The proxy materials will be mailed within three business days from receipt of your request.

Registered shareholders sharing an address who received multiple copies of the annual proxy materials and who wish to receive a single copy of these materials in the future should contact Computershare using the contact information above.

Street Name Shareholders: If you are a street name shareholder who is currently participating in householding and would like to opt out of householding for future deliveries of your annual proxy materials, please contact Broadridge Financial Solutions, Inc. in writing to its Householding Department at 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095. If you wish to receive a separate copy of this Proxy Statement and our 2024 Form 10-K, please call 1-800-579-1639. You will need the 16-digit control number located on your voting instruction form, Notice of Internet Availability of Proxy Materials or e-delivery notification. The proxy materials will be mailed within three business days from receipt of your request.

Street name shareholders sharing an address who received multiple copies of the annual proxy materials and who wish to receive a single copy of these materials in the future should contact Broadridge Financial Solutions, Inc. using the contact information above.

4. Where can I find Altria's Corporate Responsibility Reports, Code of Conduct, Corporate Governance Guidelines, Committee Charters, Director Code of Conduct and other governance documents?

Our Corporate Responsibility Reports are available on our website at www.altria.com under Responsibility. The Altria Code of Conduct is available on our website at www.altria.com/codeofconduct. Our Corporate Governance Guidelines, committee charters, the Director Code and our Articles of Incorporation and By-Laws are available on our website at www.altria.com under About Altria.

5. How can I obtain a copy of Altria's 2024 Form 10-K and other SEC filings?

Our 2024 Form 10-K was delivered or made available with this Proxy Statement. Additional copies of our 2024 Form 10-K (not including exhibits and documents incorporated by reference) are available in print, free of charge, to shareholders requesting a copy by writing to: Investor Relations, Altria Client Services LLC, 6601 West Broad Street, Richmond, Virginia 23230, or by calling 1-804-484-8222. You may also review our 2024 Form 10-K along with our other SEC filings by visiting the Investors section of our website at www.altria.com.

Other Business

Management knows of no other business that will be presented to the meeting for a vote. If other matters properly come before the meeting, the persons named as proxies will vote on them in accordance with their best judgment.

[signature]

W. Hildebrandt Surgner, Jr.
Vice President, Corporate Secretary
and Associate General Counsel
April 3, 2025
Richmond, Virginia

Exhibit A – 2025 Performance Incentive Plan

Section 1.   Purpose; Definitions.

The purpose of the 2025 Performance Incentive Plan is to support the ongoing efforts of Altria Group, Inc. to develop and retain world-class leaders for itself and its subsidiaries and affiliates and to provide incentives linked to the profitability of its businesses and increases in shareholder value.

For purposes of the Plan, the following terms are defined as set forth below:

(a)   "Annual Incentive Award" means an Incentive Award made pursuant to Section 5(a)(vii) with a Performance Cycle of one year or less.

(b)   "Award" means the grant under the Plan or, to the extent relevant, under any Prior Plan, of Incentive Awards, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards.

(c)   "Board" means the Board of Directors of the Company.

(d)   "Cause" means:

    (i)   the Participant's continued failure to substantially perform the Participant's duties (other than resulting from disability);

    (ii)   the Participant's gross negligence, dishonesty, or violation of a rule or regulation of the Company that has a material adverse effect on the Company; or

    (iii)   the Participant's conviction or plea of *nolo contendere* with respect to a felony.

(e)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(f)   "Commission" means the Securities and Exchange Commission or any successor agency.

(g)   "Committee" means the Compensation and Talent Development Committee of the Board or a subcommittee thereof, any successor thereto or such other committee or subcommittee as may be designated by the Board to administer the Plan.

(h)   "Common Stock" or "Stock" means the Common Stock of the Company.

(i)   "Company" means Altria Group, Inc., a corporation organized under the laws of the Commonwealth of Virginia, or any successor thereto.

(j)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(k)   "Fair Market Value" means, as of any given date, the mean between the highest and lowest reported sales prices of the Common Stock on the New York Stock Exchange. If no such sale of Common Stock is reported on such date, the fair market value of the Stock shall be determined by the Committee in good faith; provided, however, that the Committee may in its discretion designate the actual sales price as Fair Market Value in the case of dispositions of Common Stock under the Plan.

(l)   "Good Reason" means, without the Participant's written consent:

    (i)   a material adverse change in the Participant's job responsibilities, authority, or duties with the Company (or any of its subsidiaries or affiliates) as in effect immediately before the Change in Control;

    (ii)   a material reduction in the Participant's base salary, annual incentive opportunity, or equity or other long-term incentive opportunity as in effect immediately before the Change in Control;

    (iii)   a requirement that the Participant change his or her regular workplace by more than 50 miles from the Participant's regular workplace immediately before the Change in Control; or

    (iv)   a requirement that the Participant travel on business to a substantially greater extent than required immediately before the Change in Control.

An event shall not constitute Good Reason unless the Participant notifies the Company in writing of the event purporting to constitute Good Reason within 90 days of the occurrence of such event, and the Company fails to cure such event within 30 days of such written notice.

(m)   "Incentive Award" means any Award that is either an Annual Incentive Award or a Long-Term Incentive Award. An Incentive Award shall not include an Award of Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards, regardless of whether such an Award includes a performance-based condition.

(n)   "Incentive Stock Option" means any Stock Option that complies with Section 422 (or any amended or successor provision) of the Code.

(o)   "Long-Term Incentive Award" means an Incentive Award made pursuant to Section 5(a)(vii) with a Performance Cycle of more than one year.

(p)   "Nonqualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

(q)   "Other Stock-Based Award" means an Award granted pursuant to Section 5(a)(iii).

(r)   "Participant" means any eligible employee as set forth in Section 3 to whom an Award is granted.

(s)   "Performance Cycle" means the period selected by the Committee during which the performance of the Company or any subsidiary, affiliate or unit thereof or any individual is measured for the purpose of determining the extent to which an Award subject to Performance Goals has been earned.

(t)   "Performance Goals" mean the objectives for the Company or any subsidiary or affiliate or any unit thereof or any individual that may be established by the Committee, in its sole discretion, for a Performance Cycle with respect to any performance-based Awards contingently awarded under the Plan.

(u)   "Performance Stock Unit" means an Award granted pursuant to Section 5(a)(vi).

(v)   "Plan" means this 2025 Performance Incentive Plan, as amended from time to time.

(w)   "Prior Plan" means the 2020 Performance Incentive Plan.

(x)   "Restricted Period" means the period during which an Award is subject to forfeiture.

(y)   "Restricted Stock" means an Award of shares of Common Stock granted pursuant to Section 5(a)(iv).

(z)   "Restricted Stock Unit" means an Award granted pursuant to Section 5(a)(v).

(aa)   "Spread Value" means, with respect to a share of Common Stock subject to an Award, an amount equal to the excess of the Fair Market Value, on the date such value is determined, over the Award's exercise or grant price, if any.

(bb)   "Stock Appreciation Right" or "SAR" means a right granted pursuant to Section 5(a)(ii).

(cc)   "Stock Option" means an Incentive Stock Option or a Nonqualified Stock Option granted pursuant to Section 5(a)(i).

In addition, the terms "Affiliated Group," "Business Combination," "Change in Control," "Change in Control Price," "Change in Control Protection Period," "Incumbent Board," "Outstanding Company Stock," "Outstanding Company Voting Securities" and "Person" have the meanings set forth in Section 6.

Section 2.   Administration.

The Committee shall administer the Plan and shall have the power to interpret the Plan and adopt such rules and guidelines for carrying out the Plan as it may deem appropriate. Subject to the terms of the Plan, the Committee shall have the authority to determine those employees eligible to receive Awards and the amount, type and terms of each Award and to establish and administer any Performance Goals applicable to such Awards. The Committee may delegate its authority and power under the Plan to one or more officers of the Company, subject to guidelines prescribed by the Committee, but only to the extent consistent with Section 16 of the Exchange Act and any other securities law requirements.

Any determination made by the Committee or by one or more officers pursuant to delegated authority in accordance with the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate, and all decisions made by the Committee or any appropriately designated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Participants.

Section 3.   Eligibility.

Any employee of the Company or any subsidiary or affiliate, including, but not limited to, any executive officer or employee director of the Company or a subsidiary or affiliate shall be eligible for Awards under this Plan. For purposes of the Plan, a joint venture in which the Company or a subsidiary has a substantial direct or indirect equity investment shall be deemed an affiliate, if so determined by the Committee.

Section 4.   Common Stock Subject to the Plan.

(a)   <u>Common Stock Available</u>.

   (i)   The total number of shares of Common Stock reserved and available for distribution pursuant to the Plan shall be 25,000,000. Except as otherwise provided herein, any Award made under any Prior Plan before the expiration of such Prior Plan shall continue to be subject to the terms and conditions of such Prior Plan and the applicable Award agreement. Any adjustments, substitutions, or other actions that may be made or taken in accordance with Section 4(b) below in connection with the corporate transactions or events described therein shall, to the extent applied to outstanding Awards made under a Prior Plan, be deemed made from shares reserved for issuance under such Prior Plan, rather than this Plan, pursuant to the authority of the Board under the Prior Plans to make adjustments or substitutions in such circumstances to the aggregate number and kind of shares reserved for issuance under the Prior Plans and to Awards granted under the Prior Plans. Except as provided in the preceding sentence, no new Awards shall be made under a Prior Plan on or after the effective date of this Plan.

   (ii)   To the extent any Award under this Plan is exercised or cashed out or terminates or expires or is forfeited without a payment being made to the Participant in the form of Common Stock, the shares subject to such Award that were not so paid, if any, shall not again be available for distribution in connection with Awards under the Plan. If a SAR or similar Award based on Spread Value with respect to shares of Common Stock is exercised, the total number of shares of Common Stock with respect to which such Award is granted (rather than only the net number of shares issued) will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan.

   (iii)   Any shares of Common Stock that are used as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under the Plan shall not again be available for distribution in connection with Awards under the Plan.

(b)   <u>Adjustments for Certain Corporate Transactions</u>. In the event of any merger, stock or asset acquisition, share exchange, reorganization, consolidation, recapitalization, reclassification, distribution, stock dividend, stock split, reverse stock split, split-up, spin-off, issuance of rights or warrants or other similar transaction or event affecting the Common Stock after adoption of the Plan by the Board, the Committee is authorized to take the actions described in this Section 4(b) with respect to the Plan and any Prior Plan and to Awards granted thereunder.

   (i)   The Committee may make such adjustments or substitutions as it deems appropriate to reflect the occurrence of the event, including, but not limited to, adjustments (A) to the aggregate number and kind of securities reserved for issuance under the Plan, (B) to the Award limits set forth in Section 5, (C) to the Performance Goals or Performance Cycles of any outstanding Performance-Based Awards, and (D) to the number and kind of securities subject to outstanding Awards and, if applicable, the grant or exercise price or Spread Value of outstanding Awards.

   (ii)   The Committee may make an Award in substitution for incentive awards, stock awards, stock options, or similar awards held by an individual who is, previously was, or becomes an employee of the Company, a subsidiary, or an affiliate in connection with an event described in Section 4(b). Notwithstanding any provision of the Plan (other than the limitation set forth in Section 4(a)), the terms of such substituted Awards shall be as the Committee, in its discretion, determines are appropriate. The number of shares of Common Stock subject to Awards granted in substitution of awards of an acquired company or business or a company or business with which the Company or an affiliate combines shall not be counted against the shares of Common Stock available for distribution under this Plan under Section 4(a).

   (iii)   The Committee may (A) grant Awards (including Stock Options, Stock Appreciation Rights, and Other Stock-Based Awards) with a grant price that is less than Fair Market Value on the date of grant in order to preserve existing gain under any similar type of award previously granted by the Company or another entity to the extent that the existing gain would otherwise be diminished without payment of adequate compensation to the holder of the award for such diminution, notwithstanding the provisions of Section 5(a) and (B) cancel or adjust the terms of an outstanding Award as appropriate to reflect the substitution for the outstanding Award of an award of equivalent value granted by another entity, except as may otherwise be required under an applicable Award agreement.

   (iv)   In connection with a spin-off or similar corporate transaction, the adjustments described in this Section 4(b) may include, but are not limited to, (A) the imposition of restrictions on any distribution with respect to Restricted Stock or similar Awards and (B) the substitution of comparable Stock Options to purchase the stock of another entity or Stock Appreciation Rights, Restricted Stock Units, Performance Stock Units, or

Other Stock-Based Awards denominated in the securities of another entity, which may be settled in the form of cash, Common Stock, stock of such other entity, or other securities or property, as determined by the Committee. In the event of such a substitution, references in this Plan and any Prior Plan and in the applicable Award agreements thereunder to "Common Stock" or "Stock" shall be deemed (except for purposes of Section 6(b) hereunder and for any similar provisions of Prior Plans or applicable Award agreements) to also refer to the securities of the other entity where appropriate.

(v) The Committee may provide for the payment of any outstanding Awards in cash, including, but not limited to, payment of cash in lieu of any fractional Awards.

(vi) In the event of any conflict between this Section 4(b) and other provisions of the Plan or any Prior Plan, the provisions of this section shall control. Receipt of an Award under the Plan shall constitute an acknowledgement by the Participant receiving such Award of the ability of the Company to adjust any award for which an Award under the Plan is substituted.

Section 5. Awards.

(a) General. The types of Awards that may be granted under the Plan are set forth below. Awards may be granted singly, in combination or in tandem with other Awards.

(i) Stock Options. A Stock Option represents the right to purchase a share of Stock at a predetermined grant price. Stock Options granted under the Plan may be in the form of Incentive Stock Options or Nonqualified Stock Options, as specified in the Award agreement. The term of each Stock Option shall be set forth in the Award agreement, but no Stock Option shall be exercisable more than ten years after the grant date. The grant price per share of Common Stock purchasable under a Stock Option shall not be less than 100% of the Fair Market Value on the date of grant. Stock Options may be exercised, in whole or in part, by giving notice of exercise specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price by certified or bank check or such other instrument as the Company may accept (including a copy of instructions to a broker or bank acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the purchase price). Unless otherwise determined by the Committee, payment in full or in part may also be made in the form of Common Stock already owned by the Participant valued at Fair Market Value.

(ii) Stock Appreciation Rights. A SAR represents the right to receive a payment, in cash, shares of Common Stock, or both (as determined by the Committee), with a value equal to the Spread Value on the date the SAR is exercised. The term of each SAR shall be set forth in the Award agreement, but no SAR shall be exercisable more than ten years after the grant date. The grant price of a SAR shall be set forth in the applicable Award agreement and shall not be less than 100% of the Fair Market Value on the date of grant. A Participant shall exercise a SAR, in whole or in part, by giving notice of exercise.

(iii) Other Stock-Based Awards. Other Stock-Based Awards are Awards, other than Stock Options, SARs, Restricted Stock, Restricted Stock Units, or Performance Stock Units that are denominated or valued in whole or in part by reference to, or otherwise based on or related to, Common Stock. The grant, purchase, exercise, exchange or conversion of Other Stock-Based Awards granted under this subsection (iii) shall be on such terms and conditions and by such methods as shall be specified by the Committee. Where the value of an Other Stock-Based Award is based on the Spread Value, the grant price for such an Award will not be less than 100% of the Fair Market Value on the date of grant, and the Award will have a term of no more than ten years.

(iv) Restricted Stock. Shares of Restricted Stock are shares of Common Stock awarded to a Participant. During the Restricted Period, the shares of Restricted Stock may be forfeitable to the Company upon such conditions as may be set forth in the applicable Award agreement. Except as provided in the applicable Award agreement, a participant shall have all the rights of a holder of Common Stock during the Restricted Period.

(v) Restricted Stock Units. Restricted Stock Units represent the right to receive shares of Common Stock, cash, or both (as determined by the Committee) upon satisfaction of such conditions as may be set forth in the applicable Award agreement. A Participant shall have none of the rights of a holder of Common Stock unless and until shares of Common Stock are actually delivered in satisfaction of such Restricted Stock Units.

(vi) Performance Stock Units. Performance Stock Units represent the right to receive shares of Common Stock, cash, or both (as determined by the Committee) upon satisfaction of Performance Goals and such other conditions as may be set forth in the applicable Award agreement. A Participant shall have none of the rights of a holder of Common Stock unless and until shares of Common Stock are actually delivered in satisfaction of such Performance Stock Units.

(vii) <u>Incentive Awards</u>. Incentive Awards are performance-based Awards, other than Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards, payable in the form of cash amounts or Common Stock or any combination thereof. Incentive Awards shall either be Annual Incentive Awards (Performance Cycle of one year or less) or Long-Term Incentive Awards (Performance Cycle of more than one year).

(viii) <u>Performance-Based Awards</u>. Any Awards granted pursuant to the Plan may be in the form of performance-based Awards through the application of Performance Goals and Performance Cycles.

(b) <u>Maximum Awards</u>. Subject to the exercise of the Committee's authority pursuant to Section 4:

(i) The total number of shares of Common Stock subject to Stock Options, Stock Appreciation Rights, and Other Stock-Based Awards with values based on Spread Values awarded during any calendar year to any Participant shall not exceed 3,000,000.

(ii) The total number of shares of Common Stock subject to Restricted Stock, Restricted Stock Units, Performance Stock Units, and Other Stock-Based Awards (except Other Stock-Based Awards with values based on Spread Values) awarded during any calendar year to any Participant shall not exceed 1,000,000.

(iii) The total amount of any Annual Incentive Award paid to any Participant with respect to any Performance Cycle, taking into account the cash and the Fair Market Value at the time of payment of any Common Stock payable with respect to such Award, shall not exceed $10,000,000.

(iv) The total amount of any Long-Term Incentive Award paid to any Participant with respect to any Performance Cycle, taking into account the cash and the Fair Market Value at the time of payment of any Common Stock payable with respect to such Award, shall not exceed $8,000,000 multiplied by the number of calendar years in the Performance Cycle.

(v) For the avoidance of doubt, an Award shall be subject to the one limitation described in clauses (i) through (iv) above that applies to that type of Award, and no Award shall be subject to more than one of the foregoing limitations.

(c) <u>Minimum Vesting</u>. Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Stock Units, and Other Stock-Based Awards shall provide for a minimum 12-month vesting period for the entire Award, provided, however, that (i) the minimum 12-month vesting period shall not apply to any Awards granted up to a maximum of five percent (5%) of the shares of Common Stock available for issuance under the Plan, and (ii) Awards may vest before the end of such minimum 12-month vesting period in the event of death, disability, retirement, or a Change in Control, or in the case of an Award that replaces or substitutes for a pre-existing award in connection with a corporate transaction described in Section 4(b)(i).

Section 6.   Change in Control Provisions.

(a) <u>Impact of Event</u>. Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control (as defined in Section 6(b)):

(i) If outstanding Awards are assumed or replaced in accordance with this Section 6(a)(i), then such Awards or replacements thereof shall remain outstanding and shall be governed by their respective terms and the provisions of the Plan, subject to Section 6(a)(ii) below. Awards are assumed in accordance with this Section 6(a)(i) if they are assumed by the successor corporation (or affiliate thereof). Awards other than Incentive Awards are replaced in accordance with this Section 6(a)(i) if they are replaced with equity awards that preserve the existing value of such Awards at the time of the Change in Control and provide for subsequent payout in accordance with a Restricted Period and Performance Goals, as applicable, that are the same or more favorable to the Participant than the Restricted Period and Performance Goals applicable to the Awards. Awards that are Incentive Awards are replaced in accordance with this Section 6(a)(i) if they are replaced with similar awards that have the same or more favorable Performance Goals, Restricted Periods (if applicable) and target, minimum, and maximum award opportunities and for which the Performance Cycles are the same or more favorable. The Committee, as constituted immediately before the Change in Control, shall determine, in its sole discretion, whether the conditions of this Section 6(a)(i) are satisfied with respect to such Change in Control.

(ii) If (A) outstanding Awards are assumed or replaced in accordance with Section 6(a)(i) above and (B) a Participant's employment is terminated by the Company (or its subsidiaries or affiliates, as the case may be) for any reason other than Cause or by such Participant for Good Reason, in each case, within the Change in Control Protection Period (as defined below), then, as of the date of such Participant's termination, the Change in Control treatment set forth in Section 6(a)(iii) below shall apply to all assumed or replaced Awards of such Participant then outstanding. In applying the Change in Control treatment set forth in Section 6(a)(iii), the date of termination of employment shall be substituted for the date of the Change in Control in determining the pro rata Incentive Award in Section 6(a)(iii)(C), and the Fair Market Value of the equity underlying the assumed or replaced Award on the date of termination of employment shall be substituted for the Change in Control Price in Section 6(a)(iii)(B). Furthermore, any Awards subject to Section 409A of the Code shall be paid no earlier than the earliest permissible date under Section 409A of the Code. The "Change in Control Protection Period" means the period commencing on the date of the Change in Control and ending on the two-year anniversary of the date of the Change in Control.

(iii) If outstanding Awards under the Plan are not assumed or replaced in accordance with Section 6(a)(i) above, then upon the Change in Control, the following treatment shall apply to such Awards:

(A) All Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, or Other Stock-Based Awards outstanding as of the date such Change in Control occurs shall become fully vested and free of all restrictions, and all such Stock Options, Stock Appreciation Rights, or Other Stock-Based Awards with values based on Spread Values shall become fully exercisable.

(B) The value of all outstanding Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock Units, and Other Stock-Based Awards shall, unless otherwise determined by the Committee before the date of the Change in Control, be cashed out on the basis of the "Change in Control Price," as defined in Section 6(c), as of the date such Change in Control occurs, and, for any Performance Stock Units or performance-based Other Stock-Based Awards, assuming target performance, provided, however, that any Restricted Stock Units, Performance Stock Units, or similar Other Stock-Based Awards that are subject to Section 409A of the Code shall be paid at a time and in a manner that complies with Section 409A as provided in the relevant Award agreement.

(C) Any Incentive Awards relating to Performance Cycles prior to the Performance Cycle in which the Change in Control occurs that have been earned but not paid shall become immediately payable in cash. In addition, each Participant who has been awarded an Incentive Award for the Performance Cycle in which the Change in Control occurs shall be deemed to have earned a pro rata Incentive Award equal to:

(1) with respect to an Annual Incentive Award, the product of (A) the greater of such Participant's target award opportunity for such Performance Cycle or the average of such Participant's Annual Incentive Award for the three Performance Cycles immediately preceding such Performance Cycle, and (B) a fraction, the numerator of which is the number of days that have elapsed since the beginning of such Performance Cycle to the date on which the Change in Control occurs, and the denominator of which is the total number of days in such Performance Cycle, and

(2) with respect to a Long-Term Incentive Award, the product of (A) such Participant's target award opportunity for such Performance Cycle, and (B) a fraction, the numerator of which is the number of days that have elapsed since the beginning of such Performance Cycle to the date on which the Change in Control occurs, and the denominator of which is the total number of days in such Performance Cycle.

(b) Definition of Change in Control. A "Change in Control" means the happening of any of the following events:

(i) Both (A) consummation of the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person")) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then outstanding shares of Common Stock (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities") and (B) the election to the Board of at least one individual determined in good faith by a majority of the then serving members of the Board to be a representative or associate of such Person. However, the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company or any corporation or other entity controlled by the Company (the "Affiliated Group"), (2) any acquisition by a member of the Affiliated Group, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by a member of the Affiliated Group or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of paragraph (iii) of this Section 6(b); or

(ii)   Individuals who, as of the effective date of the Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such effective date whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)   Consummation of a reorganization, merger, share exchange or consolidation (a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns such shares and voting power through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of any member of the Affiliated Group or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or at the time of the action of the Board providing for such Business Combination or were elected, appointed or nominated by the Board; or

(iv)   Consummation of a (A) complete liquidation or dissolution of the Company or (B) sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation, with respect to which following such sale or other disposition, (1) more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) less than 20% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by any Person (excluding any employee benefit plan (or related trust) of any member of the Affiliated Group or such corporation), except to the extent that such Person owned 20% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities prior to the sale or disposition and (3) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or at the time of the action of the Board providing for such sale or other disposition of assets of the Company or were elected, appointed or nominated by the Board.

(c)   <u>Definition of Change in Control Price</u>. Unless the Committee determines otherwise, "Change in Control Price" means the value of the consideration paid to holders of shares of Common Stock for such Common Stock in connection with a Change in Control transaction (or, if no consideration is paid in connection with a Change in Control transaction, the Fair Market Value of a share of Common Stock immediately prior to a Change in Control), except that, in the case of Stock Options, SARs, or similar Other Stock-Based Awards, such price shall not exceed the fair market value of shares of Common Stock as determined in accordance with Sections 409A and 422 of the Code and the regulations thereunder, as applicable.

Section 7.   Plan Amendment and Termination.

(a)   <u>Amendment and Termination Authority</u>. At any time without shareholder approval, the Board may amend or terminate the Plan and the Committee may amend any Award hereunder or adopt any modifications, procedures, or subplans as may be necessary or desirable to comply with the laws, regulations, or accounting practices of such foreign country; provided, however, that no such amendment or adoption shall be made without shareholder approval if such approval is required under applicable law, regulation, or stock exchange rule.

(b)   <u>Prohibition on Repricing and Other Actions</u>. Notwithstanding Section 7(a), neither the Plan nor any Award hereunder may be amended without shareholder approval in a manner that would (i) reprice an outstanding Award in any manner that reduces the grant price of an outstanding Stock Option, SAR, or similar Other Stock-Based Award; (ii) cancel, exchange, substitute, buy out or surrender outstanding Stock Options, SARs, or similar Other Stock-Based Awards that have a grant price that is higher than Fair Market Value on the date of such transaction in exchange for cash, other Awards, or Stock Options, SARs, or similar Other Stock-Based Awards with a lower grant price, except as may be necessary to comply with a change in the laws, regulations, or accounting principles of a foreign country applicable to Participants subject to the laws of such foreign country, or (iii) increase the total number of shares of Common Stock that may be distributed under the Plan.

(c)   <u>Limitation on Amendments</u>. Except as set forth in any Award agreement or as necessary to comply with applicable law or avoid adverse tax consequences to some or all Plan Participants, no amendment or termination of the Plan or an Award agreement may materially and adversely affect any outstanding Award under the Plan without the Award recipient's consent.

Section 8.   Payments and Payment Deferrals.

Payment of Awards may be in the form of cash, Common Stock, other Awards or combinations thereof as the Committee shall determine, and with such restrictions as it may impose. The Committee, either at the time of grant or by subsequent amendment, may require or permit deferral of the payment of Awards under such rules and procedures as it may establish provided, however, that any Stock Option, SAR, and similar Other Stock-Based Award that are not subject to Section 409A of the Code but would be subject to Section 409A if a deferral were permitted, shall not be subject to any deferral. The Committee may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in Common Stock equivalents. Any deferral and related terms and conditions shall comply with Section 409A of the Code and any regulations and other guidance thereunder.

Section 9.   Dividends and Dividend Equivalents.

The Committee may provide that any Awards under the Plan earn dividends or dividend equivalents, other than Awards that are Stock Options, SARs, or similar Other Stock-Based Awards based on Spread Values. Such dividends or dividend equivalents may be paid currently (except as provided below with respect to unvested performance-based Awards) or may be credited to a Participant's Plan account. Any crediting of dividends or dividend equivalents may be subject to such restrictions and conditions as the Committee may establish, including reinvestment in additional shares of Common Stock or Common Stock equivalents. In the case of unvested Awards that vest based on the satisfaction of Performance Goals, dividends or dividend equivalents will not be paid before the Committee determines that all Performance Goals with respect to such Awards have been satisfied.

Section 10.   Transferability.

Except as provided in the applicable Award agreement or otherwise required by law, Awards shall not be encumbered, pledged, transferred or assigned other than a transfer or assignment by will or the laws of descent and distribution.

Section 11.   Award Agreements.

Each Award, other than an Incentive Award, under the Plan shall be evidenced by a written agreement (which need not be signed by the recipient unless otherwise specified by the Committee) that sets forth the terms, conditions and limitations for each Award. Such terms may include, but are not limited to, the term of the Award, vesting and forfeiture provisions, and the provisions applicable in the event the Participant's employment terminates.

Section 12.   Unfunded Status of Plan.

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 13.   General Provisions.

(a)   The Committee may require each Participant acquiring shares of Common Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to the distribution thereof. The certificates for such shares, if any, may include any legend that the Committee deems appropriate to reflect any restrictions on transfer.

Shares of Common Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange upon which the Common Stock is then listed, and any applicable federal, state or foreign securities law. Further, the Committee may cause a legend or legends to be put on any certificates for shares of Common Stock or other securities to make appropriate reference to such restrictions.

(b)   Nothing contained in the Plan shall prevent the Company, a subsidiary or an affiliate from adopting other or additional compensation arrangements for their respective employees.

(c)   Neither the adoption of the Plan nor the granting of Awards under the Plan shall confer upon any employee any right to continued employment, nor shall they interfere in any way with the right of the Company, a subsidiary or an affiliate to terminate the employment of any employee at any time.

(d)   All Awards hereunder shall be subject to the Company's executive compensation policies regarding Award cancellation and/or repayment upon financial restatements or other events, hedging, and similar matters, as adopted or modified from time to time.

(e)   Notwithstanding anything in this Plan to the contrary, the Plan shall be construed to reflect the intent of the Company that all Awards under the Plan and any elections to defer, distributions, and other aspects of the Plan shall, to the extent subject to Section 409A of the Code, comply with Section 409A and any regulations and other guidance thereunder.

(f)   No later than the date as of which an amount first becomes includable in the gross income of the Participant for income tax purposes with respect to any Award under the Plan, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind that are required by law or applicable regulation to be withheld with respect to such amount. Unless otherwise determined by the Committee, withholding obligations arising from an Award may be settled with Common Stock, including Common Stock that is part of, or is received upon exercise or conversion of, the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company, its subsidiaries and its affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Committee may establish such procedures as it deems appropriate, including the making of irrevocable elections, for the settling of withholding obligations with Common Stock.

(g)   The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in an Award, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Virginia, to resolve any and all issues that may arise out of or relate to the Plan or any related Award.

(h)   If any provision of the Plan is held invalid or unenforceable, the invalidity or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be enforced and construed as if such provision had not been included.

(i)   The terms of the Plan and any Awards hereunder shall be binding upon and shall inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company, and any permitted successors or assigns of a Participant.

(j)   If approved by shareholders, the Plan shall be effective on June 1, 2025. Except as otherwise provided by the Board, no Awards shall be made after the date of the 2035 Annual Meeting of Shareholders of Altria Group, Inc., provided that any Awards granted prior to that date may extend beyond it.

Exhibit B – 2025 Stock Compensation Plan for Non-Employee Directors

SECTION 1.   Purpose; Definitions.

The purposes of the Plan are (i) to assist the Company in promoting the alignment of interest between the Company's Non-Employee Directors and the Company's shareholders; and (ii) to assist the Company in attracting and retaining Non-Employee Directors by affording them an opportunity to share in the future successes of the Company.

For purposes of the Plan, the following terms are defined as set forth below:

(a)   "Award" means the grant under the Plan (or, to the extent relevant, under any Prior Directors Plan) of Common Stock, Stock Options, or Other Stock-Based Awards.

(b)   "Board" means the Board of Directors of the Company.

(c)   "Committee" means the Nominating, Corporate Governance and Social Responsibility Committee of the Board or a subcommittee thereof, any successor thereto or such other committee or subcommittee as may be designated by the Board to administer the Plan.

(d)   "Common Stock" or "Stock" means the Common Stock of the Company.

(e)   "Company" means Altria Group, Inc., a corporation organized under the laws of the Commonwealth of Virginia, or any successor thereto.

(f)   "Deferred Stock" means an unfunded obligation of the Company, represented by an entry on the books and records of the Company, to issue one share of Common Stock on the date of distribution with respect to each participant who elects to participate in the Deferred Stock Program.

(g)   "Deferred Stock Account" means the unfunded deferred compensation account established by the Company with respect to each participant who elects to participate in the Deferred Stock Program.

(h)   "Deferred Stock Program" means the provisions of Section 7 of the Plan that permit participants to defer all or part of any Award of Common Stock granted pursuant to Section 5(a) of the Plan.

(i)   "Fair Market Value" means, as of any given date, the mean between the highest and lowest reported sales prices of the Common Stock on the New York Stock Exchange. If no such sale of Common Stock is reported on such date, the fair market value of the Stock shall be determined by the Committee in good faith; provided, however, that the Committee may in its discretion designate the actual sales price as Fair Market Value in the case of dispositions of Common Stock under the Plan. In the case of Stock Options or similar Other Stock-Based Awards, for purposes of Section 5(a), Fair Market Value means, as of any given date, the Black-Scholes or similar value determined based on the assumptions used for purposes of the Company's most recent financial reporting.

(j)   "Non-Employee Director" means each member of the Board who is not a full-time employee of the Company or any subsidiary or affiliate of the Company.

(k)   "Other Stock-Based Award" means an Award, other than a Stock Option, that is denominated in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock. Neither an Award of fully vested Common Stock nor any Deferred Stock relating to such Award pursuant to Section 7 shall be an Other Stock-Based Award.

(l)   "Plan" means this 2025 Stock Compensation Plan for Non-Employee Directors, as amended from time to time.

(m)   "Plan Year" means the period commencing at the opening of business on the day on which the Company's annual meeting of shareholders is held and ending on the day immediately preceding the day on which the Company's next annual meeting of shareholders is held.

(n)   "Prior Directors Plans" means each predecessor plan to this Plan under which Stock remains deferred and subject to future payment.

(o)   "Stock Option" means a right granted to a Non-Employee Director to purchase a share of Stock at a price equal to the Fair Market Value on the date of grant. Any Stock Options granted pursuant to the Plan shall be non-qualified stock options.

SECTION 2.   Administration.

The Committee shall administer the Plan and shall have the power to interpret the Plan and to adopt such rules and guidelines for carrying out the Plan and appoint such delegates as it may deem appropriate. Any determination made by the Committee in accordance with the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee, and all decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company and Plan participants.

SECTION 3.   Eligibility.

Only Non-Employee Directors shall be granted Awards under the Plan.

SECTION 4.   Common Stock Subject to the Plan.

(a)   Common Stock Available. The total number of shares of Common Stock reserved and available for distribution pursuant to the Plan shall be 1,000,000. To the extent any Award under this Plan is exercised or cashed out or terminates or expires or is forfeited without a payment being made to the participant in the form of Common Stock, the shares subject to such Award that were not so paid, if any, shall not again be available for distribution in connection with Awards under the Plan. Upon the exercise of an Other Stock-Based Award that is a stock appreciation right or similar Award that is based on the difference between the price of Common Stock at grant and at exercise, the total number of shares of Common Stock with respect to which such Award is granted (rather than only the net number of Shares issued) will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan. Any shares of Common Stock that are used as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under the Plan shall not again be available for distribution in connection with Awards under the Plan.

(b)   Adjustments for Certain Corporate Transactions. In the event of any merger, share exchange, reorganization, consolidation, recapitalization, reclassification, distribution, stock dividend, stock split, reverse stock split, split-up, spin-off, issuance of rights or warrants or other similar transaction or event affecting the Common Stock or any other securities by reference to which any portion of an Award or the Deferred Stock Account is measured, the Committee is authorized to and shall make such adjustments or substitutions with respect to the Plan and any Prior Directors Plan and to Awards granted thereunder as it deems appropriate to reflect the occurrence of such event, including, but not limited to, adjustments (i) to the aggregate number and kind of securities reserved for issuance under the Plan, (ii) to the Award amounts set forth in Section 5(a), and (iii) to the number and kind of securities subject to outstanding Awards and, if applicable, to the grant or exercise price of outstanding Awards. In connection with any such event, the Committee is also authorized to provide for the payment of any outstanding Awards in cash, including, but not limited to, payment of cash in lieu of any fractional Awards. In the event of any conflict between this Section 4(b) and other provisions of the Plan or the Prior Directors Plans, the provisions of this section shall control.

SECTION 5.   Awards.

(a)   Annual Awards. On the first day of each Plan Year, (i) each Non-Employee Director serving as such immediately after the annual meeting held on such day shall receive an Award having a Fair Market Value equal to $185,000 (with any fractional share being rounded up to the next whole share) or such greater amount as the Board or Committee determines in its discretion, and (ii) each Non-Employee Director serving as Chair ("Chair of the Board") immediately after the annual meeting held on such day shall receive an additional Award having a Fair Market Value equal to $150,000 (with any fractional share being rounded up to the next whole share) or such greater amount as the Board or Committee determines in its discretion. Such Awards shall be made in the form of Common Stock, Stock Options, Other Stock-Based Awards, or a combination of the foregoing as the Committee determines in its discretion. Notwithstanding the foregoing, the sum of the Fair Market Value of a Non-Employee Director's Awards under this Plan for a Plan Year and the cash compensation paid to such Non-Employee Director in the same Plan Year shall not exceed $1,200,000 for the Chair of the Board and $700,000 for each other Non-Employee Director. When applying the foregoing compensation limits, Company matching payments with respect to charitable contributions will be excluded, and Awards and cash compensation amounts will be determined without regard to any deferral election.

(b)   Terms of Awards.

(i)   Awards pursuant to Section 5(a) that are denominated in Common Stock are eligible for participation in the Deferred Stock Program described in Section 7.

(ii)   The term of each Stock Option or similar Other Stock-Based Award shall be ten years. Each Stock Option or Other Stock-Based Award shall vest in not less than twelve months (or such longer period set forth in the Award agreement) and shall be forfeited if the participant does not continue to be a Non-Employee Director for the duration of the vesting period, unless the participant ceases to be a Non-Employee Director by reason of the participant's death or disability. For the avoidance of doubt, an Award of fully vested Common Stock and any Deferred Stock relating to such Award pursuant to Section 7 are not subject to the minimum twelve-month vesting requirement. Subject to the applicable Award agreement, Stock Options or similar Other Stock-Based Awards may be exercised, in whole or in part, by giving written notice of exercise specifying the number of shares to be purchased. Such notice shall be accompanied by payment in full of the purchase price by certified or bank check or such other instrument as the Company may accept (including, to the extent the Committee determines such a procedure to be acceptable, a copy of instructions to a broker or bank acceptable to the Company to deliver promptly to the Company an amount of sale or loan proceeds sufficient to pay the purchase price). Unless otherwise determined by the Committee, payment in full or in part may also be made in the form of Common Stock already owned by the participant valued at Fair Market Value.

SECTION 6.   Award Agreements.

Each Award of a Stock Option or Other Stock-Based Award under the Plan shall be evidenced by a written agreement (which need not be signed by the Award recipient unless otherwise specified by the Committee) that sets forth the terms, conditions and limitations for each such Award. For the avoidance of doubt, an Award of fully vested Common Stock and any Deferred Stock relating to such Award pursuant to Section 7 need not be evidenced by a written agreement.

SECTION 7.   Payments and Payment Deferrals.

(a)   Each participant may elect to participate in the Deferred Stock Program with respect to Awards of Common Stock granted under Section 5(a). The Deferred Stock Program shall be administered in accordance with the terms of this Section 7, provided that the Committee may modify the terms of the Deferred Stock Program or may require deferral of the payment of Awards under such rules and procedures as it may establish. Any deferral election shall be made at a time and for such period as shall satisfy the requirements of Internal Revenue Code Section 409A(a)(4).

(b)   Any election to have the Company establish a Deferred Stock Account shall be made in terms of integral multiples of 25% of the number of shares of Common Stock that the participant otherwise would have been granted on each date of grant, shall be made no later than the last day of the calendar year preceding the calendar year in which services are performed for which the compensation is paid (or in the case of a participant who is first becoming eligible for this Plan and any other Plan required to be aggregated with this Plan under Internal Revenue Code Section 409A and the regulations and other guidance thereunder, no later than 30 days after the participant first becomes eligible and before services are performed for which the compensation is paid), and shall specify the time and form of distribution of the participant's Deferred Stock Account in a manner complying with Internal Revenue Code Section 409A(a)(2) and (3). Any such election (including an existing election to participate in the Deferred Stock Program under the Prior Directors Plans) shall remain in effect for purposes of the Plan until the participant executes (i) a new election applicable to any grants denominated in Common Stock to be made in years after the year in which the new election is made or (ii) an election not to participate in the Deferred Stock Program for Common Stock grants in such future years. New elections pursuant to clause (i) of the preceding sentence may be made only to the extent permitted under rules and procedures established by the Committee taking into account administrative feasibility and other constraints.

(c)   The Deferred Stock Account of a participant who elects to participate in the Deferred Stock Program shall be unfunded, but shall be credited with shares of Deferred Stock equal to the number of shares of Common Stock that the participant elected to receive as Deferred Stock. The Deferred Stock Account shall thereafter be credited with amounts equal to the cash dividends that would have been paid had the participant held a number of shares of Common Stock equal to the number of shares of Deferred Stock in the participant's Deferred Stock Account, and any such amounts shall be treated as invested in additional shares of Deferred Stock. As of the effective date of this Plan, a participant's Deferred Stock Account shall include any Deferred Stock held in the participant's Deferred Stock Account under a Prior Directors Plan immediately before such effective date, and any such Deferred Stock shall be subject to the terms and conditions of this Plan rather than the Prior Directors Plan.

(d)   If as a result of adjustments or substitutions in connection with an event described in Section 4(b) of this Plan, a participant has received or receives with respect to the participant's Deferred Stock Account rights or amounts measured by reference to stock other than Common Stock, (i) such rights or amounts shall be treated as subject to elections made, crediting of the participant's account, and any other matters relating to this Plan in a manner parallel to the treatment of Deferred Stock under the Plan, provided that any crediting of amounts to reflect dividends with respect to such other stock shall be treated as invested in additional Deferred Stock rather than such other stock, and (ii) at the Committee's discretion, the participant may be offered the opportunity to convert the portion of his or her account measured by reference to such other stock to Deferred Stock with the same Fair Market Value (rounded as necessary to reflect fractional shares) as of the date of such conversion, provided that such conversion may only be made to the extent that such conversion would not result in a violation of Section 10(b) or Section 16(b) of the Securities Exchange Act of 1934 or any other applicable securities law.

(e)   Amounts under the Deferred Stock Program shall be paid in the form of Common Stock (and cash for any fractional shares) upon distribution; provided, however, that any amounts in the participant's Deferred Stock Account that are measured by reference to stock other than Common Stock shall be paid in cash upon distribution.

(f)   The Deferred Stock Program shall be administered under such rules and procedures as the Committee or its delegate may from time to time establish, including rules with respect to elections to defer, beneficiary designations and distributions under the Deferred Stock Program.

(g)   This Plan and the Deferred Stock Program are intended to comply with Internal Revenue Code Section 409A and the regulations and other guidance thereunder, and the Plan and Deferred Stock Program shall be administered and interpreted in accordance with such intent. The election forms under the Deferred Stock Program shall be deemed to be part of the Plan for purposes of Internal Revenue Code Section 409A. All references to separation from service or similar terms in the Plan and election forms thereunder shall refer to a "separation from service" within the meaning of Internal Revenue Code Section 409A.

SECTION 8.   Plan Amendment and Termination.

(a)   <u>Amendment and Termination Authority</u>. At any time without shareholder approval, the Board may amend or terminate the Plan and the Committee may amend any Award hereunder or adopt any modifications, procedures, or subplans as may be necessary or desirable to comply with the laws, regulations, or accounting practices of a foreign country applicable to participants subject to the laws of such foreign country; provided, however, that no such amendment or adoption shall be made without shareholder approval if such approval is required under applicable law, regulation, or stock exchange rule.

(b)   <u>Prohibition on Repricing and Other Actions</u>. Notwithstanding Section 8(a), neither the Plan nor any Award hereunder may be amended without shareholder approval in a manner that would: (i) reprice an outstanding Award in any manner that reduces the grant price of an outstanding Stock Option or similar Other Stock-Based Award; (ii) cancel, exchange, substitute, buy out or surrender outstanding Stock Options or similar Other Stock-Based Awards that have a grant price that is higher than Fair Market Value on the date of such transaction in exchange for cash, other Awards, or Stock Options or similar Other Stock-Based Awards with a lower grant price, except as may be necessary to comply with a change in the laws, regulations, or accounting principles of a foreign country applicable to participants subject to the laws of such foreign country; or (iii) increase the total number of shares of Common Stock that may be distributed under the Plan.

(c)   <u>Limitation on Amendment and Termination</u>. Notwithstanding Section 8(a), except as set forth in any Award agreement or as necessary to comply with applicable law or avoid adverse tax consequences to some or all Award recipients, no amendment or termination of the Plan may materially and adversely affect any outstanding Award under the Plan without the Award recipient's consent.

SECTION 9.   Transferability.

Except as provided in the applicable Award agreement or otherwise required by law, Awards shall not be transferable or assignable other than by will or the laws of descent and distribution.

SECTION 10.   Unfunded Status of Plan.

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that, unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

SECTION 11.   General Provisions.

(a)   The Committee may require each participant acquiring shares of Common Stock pursuant to an Award to represent to and agree with the Company in writing that such participant is acquiring the shares without a view to the distribution thereof. The certificates for such shares, if any, may include any legend that the Committee deems appropriate to reflect any restrictions on transfer.

Shares of Common Stock or other securities delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission (or any successor agency), any stock exchange upon which the Common Stock is then listed, and any applicable federal, state or foreign securities law. Further, the Committee may cause a legend or legends to be put on any certificates for shares of Common Stock or other securities to make appropriate reference to such restrictions.

(b)   Nothing contained in the Plan shall prevent the Company from adopting other or additional compensation arrangements for Non-Employee Directors.

(c)   Nothing in the Plan or in any Award agreement shall confer upon any grantee the right to continued service as a member of the Board.

(d)   No later than the date as of which an amount first becomes includable in the gross income of the participant for income tax purposes with respect to any Award under the Plan, the participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind that are required by law or applicable regulation to be withheld with respect to such amount. Unless otherwise determined by the Committee, withholding obligations arising from an Award may be settled with Common Stock, including Common Stock that is part of, or is received upon exercise of the Award that gives rise to the withholding requirement, subject to any restrictions imposed by securities laws, other applicable laws, or accounting principles. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the participant. The Committee may establish such procedures as it deems appropriate, including the making of irrevocable elections, for the settling of withholding obligations with Common Stock.

(e)   The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction. Unless otherwise provided in an Award, recipients of an Award under the Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Virginia, to resolve any and all issues that may arise out of or relate to the Plan or any related Award.

(f)   If any provision of the Plan is held invalid or unenforceable, the invalidity or unenforceability shall not affect the remaining parts of the Plan, and the Plan shall be enforced and construed as if such provision had not been included.

(g)   The terms of the Plan and any Awards hereunder shall be binding upon and shall inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company, and any permitted successors or assigns of a participant.

(h)   The Plan will become effective on the day following the 2025 Annual Meeting of Shareholders. Except as otherwise provided by the Board, no Awards shall be made after the Awards made immediately following the 2035 Annual Meeting of Shareholders, provided that any Awards granted prior to that date may extend beyond it.

Exhibit C – Altria Group, Inc. Non-GAAP Financial Measures

While we report our financial results in accordance with GAAP, our management reviews OCI, which is defined as operating income before general corporate expenses and amortization of intangibles, to evaluate the performance of, and allocate resources to, our segments. Our management also reviews certain financial results, including OCI and diluted EPS, on an adjusted basis, which excludes certain income and expense items that our management believes are not part of underlying operations. These items may include, for example, loss on early extinguishment of debt, restructuring charges, asset impairment charges, acquisition, disposition and integration-related items, equity investment-related special items (including any changes in fair value of our former investment in JUUL recorded at fair value), certain income tax items, charges associated with tobacco and health and certain other litigation items, and resolutions of certain non-participating manufacturer ("NPM") adjustment disputes under the Master Settlement Agreement (such dispute resolutions are referred to as "NPM Adjustment Items"). Our management does not view any of these special items to be part of our underlying results as they may be highly variable, may be unusual or infrequent, are difficult to predict and can distort underlying business trends and results. Our management also reviews adjusted discretionary cash flow and cash conversion. Adjusted discretionary cash flow is defined as the change in cash and cash equivalents with certain adjustments as shown in the reconciliation below. Cash conversion is a calculation of adjusted discretionary cash flow divided by net earnings, adjusted for special items. Both adjusted discretionary cash flow and cash conversion are measures of our performance and are not liquidity measures.

Our management believes that adjusted financial measures provide useful additional insight into underlying business trends and results, and provide a more meaningful comparison of year-over-year results. Our management uses adjusted financial measures and regularly provides these to our chief operating decision maker for planning, forecasting and evaluating business and financial performance, including allocating capital and other resources and evaluating results relative to employee compensation targets. These adjusted financial measures are not required by, or calculated in accordance with, GAAP and may not be calculated the same as similarly titled measures used by other companies. These adjusted financial measures should thus be considered as supplemental in nature and not considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. Reconciliations of historical adjusted financial measures to corresponding GAAP measures are provided below.

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2024 ($ in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Diluted EPS
2024 Reported	$ 13,658	$ 2,394	$ 11,264	$ 6.54
NPM Adjustment Items	(27)	(7)	(20)	(0.01)
Acquisition, disposition and integration-related items	(2,527)	(665)	(1,862)	(1.08)
Asset impairment, exit and implementation costs	422	107	315	0.18
Tobacco and health and certain other litigation items	101	25	76	0.04
ABI-related special items	2	—	2	—
Cronos-related special items	18	3	15	0.01
Income tax items	—	969	(969)	(0.56)
2024 Adjusted for Special Items	$ 11,647	$ 2,826	$ 8,821	$ 5.12
Growth in annual adjusted diluted EPS vs. prior year				3.4 %
Adjusted diluted EPS three-year CAGR				3.6 %

EXHIBIT C – ALTRIA GROUP, INC. NON-GAAP FINANCIAL MEASURES

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2023 ($ in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Diluted EPS
2023 Reported	$ 10,928	$ 2,798	$ 8,130	$ 4.57
NPM Adjustment Items	(50)	(12)	(38)	(0.02)
Acquisition, disposition and integration-related items	35	9	26	0.01
Tobacco and health and certain other litigation items	430	107	323	0.18
Loss on disposition of JUUL equity securities	250	—	250	0.14
ABI-related special items	89	19	70	0.03
Cronos-related special items	29	—	29	0.02
Income tax items	—	(32)	32	0.02
2023 Adjusted for Special Items	$ 11,711	$ 2,889	$ 8,822	$ 4.95

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2022 ($ in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Diluted EPS
2022 Reported	$ 7,389	$ 1,625	$ 5,764	$ 3.19
NPM Adjustment Items	(68)	(17)	(51)	(0.03)
Acquisition, disposition and integration-related items	11	2	9	—
Tobacco and health and certain other litigation items	131	33	98	0.05
JUUL changes in fair value	1,455	—	1,455	0.81
ABI-related special items	2,544	534	2,010	1.12
Cronos-related special items	186	—	186	0.10
Income tax items	—	729	(729)	(0.40)
2022 Adjusted for Special Items	$ 11,648	$ 2,906	$ 8,742	$ 4.84

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2021 ($ in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Diluted EPS
2021 Reported	$ 3,824	$ 1,349	$ 2,475	$ 1.34
NPM Adjustment Items	(76)	(19)	(57)	(0.03)
Acquisition, disposition and integration-related items	120	21	99	0.05
Tobacco and health and certain other litigation items	182	44	138	0.07
ABI-related special items	6,203	1,302	4,901	2.66
Cronos-related special items	466	(4)	470	0.25
Loss on early extinguishment of debt	649	153	496	0.27
Income tax items	—	3	(3)	—
2021 Adjusted for Special Items	$ 11,368	$ 2,849	$ 8,519	$ 4.61

EXHIBIT C – ALTRIA GROUP, INC. NON-GAAP FINANCIAL MEASURES

Reconciliation of Adjusted Diluted EPS
For the Year Ended December 31, 2020 ($ in millions, except per share data)

	Earnings before Income Taxes	Provision for Income Taxes	Net Earnings	Net Earnings Attributable to Altria	Diluted EPS
2020 Reported	$ 6,890	$ 2,436	$ 4,454	$ 4,467	$ 2.40
NPM Adjustment Items	4	1	3	3	—
Asset impairment, exit, implementation, acquisition and disposition-related costs	431	89	342	342	0.18
Tobacco and health and certain other litigation items	83	21	62	62	0.03
Impairment of JUUL equity securities	2,600	—	2,600	2,600	1.40
JUUL changes in fair value	(100)	—	(100)	(100)	(0.05)
ABI-related special items	763	160	603	603	0.32
Cronos-related special items	51	(2)	53	53	0.03
COVID-19 special items	50	13	37	37	0.02
Income tax items	—	(50)	50	50	0.03
2020 Adjusted for Special Items	$ 10,772	$ 2,668	$ 8,104	$ 8,117	$ 4.36

Selected Financial Data by Reporting Segment
Reconciliation of Adjusted OCI for Years Ended December 31 ($ in millions)

	Smokeable Products			Oral Tobacco Products		
	2024	2023	2022	2024	2023	2022
Reported OCI	$ 10,821	$ 10,670	$ 10,688	$ 1,449	$ 1,722	$ 1,632
NPM Adjustment Items	(29)	(29)	(63)	—	—	—
Asset impairment, exit and implementation costs	60	—	—	362	—	—
Tobacco and health and certain other litigation items	70	69	101	—	—	—
Adjusted OCI	$ 10,922	$ 10,710	$ 10,726	$ 1,811	$ 1,722	$ 1,632

Selected Financial Data
Reconciliation of Total Adjusted OCI for Year Ended December 31, 2024 ($ in millions)

	2024
Total Reported OCI	$ 11,856
NPM Adjustment Items	(29)
Asset impairment, exit and implementation costs	422
Tobacco and health and certain other litigation items	70
Total Adjusted OCI	$ 12,319

EXHIBIT C – ALTRIA GROUP, INC. NON-GAAP FINANCIAL MEASURES

Reconciliation of Adjusted Discretionary Cash Flow
For the Years Ended December 31 ($ in millions)

	2024	2023	2022
Increase (decrease) in cash, cash equivalents and restricted cash	$ (563)	$ (370)	$ (503)
Dividends paid on common stock	6,845	6,779	6,599
Repurchases of common stock	3,400	1,000	1,825
Long-term debt repaid	1,121	1,566	1,105
Long-term debt issued	—	(998)	—
Proceeds from sale of *IQOS* system commercialization rights	—	(1,486)[1]	(1,000)
Proceeds from ABI Transaction	(2,259)[2]	—	—
Acquisition of NJOY, net of cash acquired	230 [3]	2,751	—
Net tax benefit associated with certain JUUL related losses	(43)	(892)	—
Other	360 [4]	172 [5]	215 [6]
Adjusted discretionary cash flow	**$ 9,091**	**$ 8,522**	**$ 8,241**

[1] Includes taxes paid and interest income on proceeds received from sale of *IQOS* system commercialization rights in 2023 and 2022.

[2] Consists of cash proceeds from the sale of a portion of our investment in ABI, net of tax.

[3] Consists of contingent cash payment made upon FDA issued marketing granted orders for NJOY menthol e-vapor products, net of tax.

[4] Primarily consists of payments related to the settlement of certain e-vapor product litigation relating to JUUL e-vapor products and tobacco and health and certain other litigation payments, net of tax and transaction costs related to the sale of a portion of our investment in ABI.

[5] Primarily consists of payments related to tobacco and health and certain other litigation and federal and state shareholder derivative lawsuits, net of tax and acquisition-related costs related to our acquisition of NJOY.

[6] Primarily consists of acquisitions of certain intellectual property and payments related to the shareholder class action lawsuit and tobacco and health and certain other litigation, net of tax.

Calculation of 2022 – 2024 Cash Conversion
For the Years Ended December 31 ($ in millions)

	2024	2023	2022	Total
Adjusted discretionary cash flow	$ 9,091	$ 8,522	$ 8,241	$ 25,854
Net earnings, adjusted for special items	8,821	8,822	8,742	26,385
2022 – 2024 Cash conversion [1]				**98.0 %**

[1] Cash conversion is calculated as adjusted discretionary cash flow divided by net earnings, adjusted for special items.

